Form 20-F
period 2024-12-31
C3is Inc.
filed 2025-04-28
CIK 1951067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31,
2024

was:
706,500
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
of the Exchange Act). ☐ Yes ☒ No

i

ABOUT THIS REPORT

C3is Inc. is a Marshall Islands company that is referred to in this Annual Report on Form 20-F (this “Annual Report”), together with its subsidiaries, as “C3is,” the “Company,” “we,” “us,” or “our.” This Annual Report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this Annual Report.

C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022 to serve as the holding company of two subsidiaries, each owning one of the two drybulk carriers in our initial fleet, that Imperial Petroleum Inc. (“Imperial Petroleum”) subsequently contributed to us in connection with the Spin-Off (as defined below), together with $5,000,000 in cash as working capital, in return for our Common Shares and Series A Convertible Preferred Stock. On June 21, 2023, Imperial Petroleum distributed all of our outstanding Common Shares, to its stockholders and warrantholders, which completed our separation from Imperial Petroleum (the “Spin-Off”). See “Item 4. Information on the Company—Business Overview—Our Fleet.”

We use the term deadweight tons (“dwt”), expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels. Unless otherwise indicated, all references to “U.S. dollars,” “dollars,” “U.S. $” and “$” in this Annual Report are to the lawful currency of the United States of America.

All share amounts reflect the (1) 1-for-100 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 11, 2024, (2) 1-for-2.5 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on December 31, 2024; and (3) 1-for-6 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 3, 2025.

FORWARD-LOOKING INFORMATION

This Annual Report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

All statements in this Annual Report that are not statements of historical fact are forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results;

•	global and regional economic and political conditions including the conflict in Ukraine and related sanctions, tariffs imposed by the U.S. and other countries and future oil prices and production;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	future supply and demand for crude oil and drybulk cargoes;

•	competition in the marine transportation industry, including, in particular, the drybulk and tanker sectors;

•	shipping market trends, including charter rates, factors affecting supply and demand and world drybulk carrier and tanker fleet composition;

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

When used in this Annual Report, the words “anticipate,” “believe,” “intend,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” reflect forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information—Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

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

•

Economic and political factors, including increased trade protectionism, tariffs imposed by the U.S. and other countries, economic sanctions and health pandemics, such as the recent COVID-19 pandemic, could materially adversely affect our business, financial position and results of operations.

•	An over-supply of ships may lead to a reduction in charter rates, vessel values and profitability.

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the conflict in Ukraine and related sanctions, the war in Gaza and the Houthi attacks in the Red Sea and the Gulf of Aden, which may interfere with the operation of our vessels.

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

•

The market values of our vessels may decrease, which could adversely affect our ability to obtain financing or cause us to breach covenants in any future loan agreements, and could have a material adverse effect on our business, financial condition and results of operations.

•	As our vessels age, we may have difficulty competing with younger, more technologically advanced vessels for charters from top-tier charterers.

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

•

You may experience future dilution as a result of future equity offerings and other issuances of our Common Shares, preferred stock or other securities, including upon conversion of our Series A Convertible Preferred Shares and exercise of our outstanding warrants. Our Series A Convertible Preferred Shares, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants contain terms providing for adjustments to the price and number of shares issuable thereunder upon the occurrence of certain events, including share issuances. We expect equity financings to be a significant component of the financing for our fleet growth plan.

•	Imperial Petroleum will be able to exert considerable control over matters on which our shareholders are entitled to vote.

Risks Related to our Industry

Charter rates for dry bulk vessels, including handysize vessels, are volatile and may decrease in the future, which may adversely affect our earnings and our financial condition.

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels, including handysize vessels which comprise our entire drybulk fleet.

The Baltic Dry Index (the “BDI”), an index published by The Baltic Exchange of shipping rates for key drybulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining significantly in the second half of 2022 as port congestion eased and Chinese demand for drybulk commodities weakened. The BDI increased in the second half of 2023 and the first half of 2024 due in part to disruptions that lengthened sailing distances, including trading pattern disruptions related to Russian sanctions, transit restrictions at the Panama Canal due to low water levels and vessels re-routing away from the Red Sea and Suez Canal due to Houthi attacks on ships, before again declining to relatively low levels, which continued to prevail in in the first quarter of 2025, as demand for commodities weakened. On April 15, 2025, the BDI stood at 1,263 compared to 1,821 one year earlier.

The factors affecting the supply and demand for drybulk vessels are outside of our control and are difficult to predict. As a result, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for drybulk vessel capacity include:

•	demand for and production of drybulk products;

•	supply of and demand for energy resources and commodities;

•

global and regional economic and political conditions, including weather, natural or other disasters (such as the COVID-19 pandemic), armed conflicts (including the conflicts in Ukraine and Gaza and Houthi attacks in the Red Sea and Gulf of Aden), terrorist activities and strikes;

•	environmental and other regulatory developments;

•	the location of regional and global exploration, production and manufacturing facilities of the sourcing materials and the distance drybulk cargoes are to be moved by sea;

•	changes in seaborne and other transportation patterns including shifts in the location of consuming regions for energy resources, commodities, and transportation demand for drybulk transportation;

•	international sanctions, embargoes, import and export restrictions, including tariffs imposed by the U.S. and other countries, nationalizations and wars, including the conflict in Ukraine and Gaza;

•	natural disaster and weather;

•	trade disputes or the imposition of tariffs, including those imposed by the United States or other countries, on various commodities that could affect the international trade; and

•	currency exchange rates.

Factors that influence the supply of drybulk vessel capacity include:

•	the size of the newbuilding orderbook;

•	the prevailing and anticipated freight rates which in turn affect the rate of newbuilding;

•	availability of financing for new vessels;

•

the number of newbuild deliveries, including slippage in deliveries, which, among other factors, relates to the ability of shipyards to deliver newbuilds by contracted delivery dates and the ability of purchasers to finance such newbuilds;

•	the scrapping rate of older vessels, depending, amongst other things, on scrapping rates and international scrapping regulations;

•	health crises, such as the COVID-19 pandemic, and related factors, including port lockdowns, higher crew cost and travel restrictions imposed by governments around the world;

•	port and canal congestion;

•	the speed of vessel operation which may be influenced by several reasons including energy cost and environmental regulations;

•	sanctions;

•	the number of vessels that are in or out of service, delayed in ports for several reasons, laid-up, dry docked awaiting repairs or otherwise not available for hire, including due to vessel casualties;

•	changes in environmental and other regulations that may limit the useful lives of vessels or effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	ability of the Company to maintain environmental, social and governance (“ESG”) practices acceptable to customers, regulators and financing sources.

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. Fleet inefficiencies, including due to sanctions on Russian energy and disruptions related to vessels re-routing away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, have resulted in significant lengthening of average sailing distances and, as a result, have increased vessel employment rates in excess of cargo demand at times in recent years; such fleet inefficiencies and resulting support for drybulk charter rates may not continue.

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for crude oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our tanker in the foreseeable future with a consequent effect on our short and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the conflict in Ukraine is disrupting energy production and this conflict, as well Houthi attacks on vessels, are disrupting trade patterns, including shipping in the Black Sea, the Red Sea, Gulf of Aden and elsewhere, and the impact of these events on energy prices and tanker rates, which initially increased, is uncertain. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	regional availability of refining capacity and inventories compared to geographies of oil production regions;

•	national policies regarding strategic oil inventories (including if strategic reserves are set at a lower level in the future as oil decreases in the energy mix);

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, embargoes and strikes;

•	currency exchange rates;

•	the distance over which oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	changes in governmental or maritime self-regulatory organizations’ rules and regulations or actions taken by regulatory authorities;

•	environmental and other legal and regulatory developments;

•	weather and natural disasters;

•	developments in international trade, including those relating to the imposition of tariffs by the United States or other countries;

•	competition from alternative sources of energy; and

•	international sanctions, embargoes, import and export restrictions, nationalizations and wars.

The factors that influence the supply of tanker capacity include:

•	supply and demand for energy resources and oil and petroleum products;

•	demand for alternative sources of energy;

•	environmental regulations that may affect the technology and fuel of vessels

•	the number of newbuilding orders and deliveries, including slippage in deliveries;

•	the number of vessel casualties;

•	technological advances in tanker design and capacity;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	availability of financing for new vessels and shipping activity;

•	the degree of scrapping or recycling rate of older vessels, depending, amongst other things, on scrapping or recycling rates and international scrapping or recycling regulations;

•	price of steel and vessel equipment;

•	the number of conversions of tankers to other uses or conversions of other vessels to tankers;

•	the number of product tankers trading crude or “dirty” oil products (such as fuel oil);

•	the number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire;

•	changes in government and industry environmental and other regulations that may limit the useful lives of tankers and environmental concerns and regulations;

•	product imbalances (affecting the level of trading activity);

•	developments in international trade, including refinery additions and closures;

•	port or canal congestion; and

•	speed of vessel operation

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. The effective supply of tankers has been impacted in recent years by the impact of sanctions and trade pattern disruptions, including vessels currently continuing to reroute away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships. These factors resulted in fleet inefficiencies and support for tanker charter rates, which may not continue.

We anticipate that the future demand for our tankers will be dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global tanker fleet and the sources and supply of oil and petroleum products to be transported by sea. Given the number of new tankers currently on order with shipyards, the capacity of the global tanker fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Declines in oil and natural gas prices for an extended period of time, or market expectations of potential decreases in these prices, could negatively affect our future growth in the tanker sector. Sustained periods of low oil and natural gas prices typically result in reduced exploration and extraction because oil and natural gas companies’ capital expenditure budgets are subject to cash flow from such activities and are therefore sensitive to changes in energy prices. These changes in commodity prices can have a material effect on demand for our services, and periods of low demand can cause excess vessel supply and intensify the competition in the industry, which often results in vessels, particularly older and less technologically-advanced vessels, being idle for long periods of time. We cannot predict the future level of demand for our services or future conditions of the oil and natural gas industry. Any decrease in exploration, development or production expenditures by oil and natural gas companies could reduce our revenues and materially harm our business and results of operations.

If global economic conditions weaken, particularly in Europe, the United States or the Asia Pacific region, it could have a material adverse effect on our business, financial condition and results of operations.

Global economic conditions impact worldwide demand for various goods and commodities and, thus, drybulk and tanker shipping. The current macroeconomic environment is characterized by significant inflation, causing the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, the expansion of U.S. tariffs and trade protectionism policies to nearly all other countries, and other policies that the new U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Ukraine and in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Weakened global economic conditions could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

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

Economic slowdown in the Asia Pacific region, particularly in China, may have a material adverse effect on us, as we anticipate a significant number of the port calls made by our vessels may again in the future involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Port calls in China represented 11% and 6% of our worldwide port calls in 2021 and 2022, respectively, and revenues from Chinese charterers represented less than 10% of our revenues in 2021 and 2022, respectively. During 2023 and 2024, there were no port calls in China and no revenues from Chinese charterers. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and any financial institutions with whom we enter into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

While global economic conditions have generally improved, relatively weak global economic conditions have had and may continue to have a number of adverse consequences for dry bulk, tankers and other shipping sectors, including, among other things; low charter rates, particularly for vessels employed on short-term time charters or in the spot market; decreases in the market value of dry bulk and tanker vessels and limited secondhand market for the sale of vessels; limited financing for vessels; widespread loan covenant defaults; and declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers. The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

The employment of our subsidiaries’ vessels is driven by the availability of, and demand for, crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion, or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical because of the many conditions and events that affect the supply, price, production and transport of oil, including:

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

In the event that an economic slowdown, whether as a result of recent imposition of tariffs by the U.S. and other countries or otherwise, results in a persistent stagnation or decline in demand and the long-term trend falters, the production of, and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products, and consequently this would have an adverse impact on the employment of our vessels, and the charter rates that they command, as was the case from the second half of 2020, until the second quarter of 2022.

Also, if oil prices decline to uneconomic levels for producers, whether as a result of global economic weakness resulting from the escalating trade wars resulting from U.S. tariff announcements or otherwise, it may lead to declining output.

As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline to low levels, and possibly remain at low levels for a prolonged period, as was the case for most periods during the preceding ten years.

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

The market value of drybulk and tanker vessels is highly volatile, and the market values of our vessels may decline and over time may fluctuate significantly. When the market values of our vessels are low, we may incur a loss on sale of a vessel or record an impairment charge, which may adversely affect our profitability.

The market value of drybulk and tanker vessels is highly volatile, and the market value of our vessels may fluctuate significantly, and could experience significant declines. The market values of our vessels are subject to potential significant fluctuations depending on a number of factors including:

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

While we do not bear the cost of fuel or bunkers under time charters, fuel is a significant expense in our shipping operations when vessels are deployed under spot charters. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC (“Organization of Petroleum Exporting Countries”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Furthermore, fuel may become significantly more expensive in the future, which may reduce our profitability. In addition, on January 1, 2020, of the 0.5% global sulfur cap in marine fuels used by vessels that are not equipped with scrubbers under the International Convention for Prevention of Pollution from Ships (“MARPOL”) Annex VI entered into force. Our vessels are not retrofitted with scrubbers and need to use this low sulfur fuel containing 0.5% sulfur content, which is currently more expensive than standard marine fuel containing 3.5% sulfur content. If the cost differential between low sulfur fuel and high sulfur fuel increases, or if low sulfur fuel is not available at ports on certain trading routes, this may adversely affect our expenses for vessels operating in the sport market and the competitiveness of our vessels. See “—Environmental regulations in relation to climate change and greenhouse gas (“GHG”) emissions may increase operational and financial restrictions, and environmental compliance costs, and our non–scrubber fitted vessels may face difficulties in competing with scrubber-fitted vessels.” In addition, this may lead to changes in the production quantities and prices of different grades of marine fuel by refineries and introduces an additional element of uncertainty in fuel markets, which could result in additional costs and adversely affect our cash flows, earnings and results from operations.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden, off the coast of Somalia. If these piracy attacks occur in regions in which our vessels are deployed and are characterized by insurers as “war risk” zones, as the Gulf of Aden continues to be, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage, for which we are responsible with respect to vessels employed on spot charters, but not vessels employed on time charters, could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including employing onboard security guards, could increase in such circumstances. We usually employ armed guards on board the vessels on time and spot charters that transit areas where Somali pirates operate. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported approximately 5.5 mbpd of seaborne crude oil and refined petroleum products to the EU, USA, South Korea and Japan. After February 2023, Russia is exporting less than 0.4 mbpd to these countries. The price of crude oil (Brent) initially traded above $100 per barrel as a result of the war and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil but has since come down and, as of March 31, 2025, was trading at $74.77 per barrel (Brent). Russian crude oil is restricted for export, due to the extension of economic sanctions, and has also been impacted by boycotts and general sentiment, which could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and, while initially tanker rates have increased, this could negatively impact tanker charter rates over the longer term. In addition, higher oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. A slowdown in the global economy would also negatively affect the demand for products and commodities transported by dry bulk vessels, which would then negatively affect the charter rates for such vessels. The war in Ukraine is also impacting trade flows on drybulk vessels and for a range of commodities. Some of these changes in trade flows could positively affect the demand for vessels, other trade flow changes might negatively affect the vessel demand, such as reduced grain exports ex Ukraine. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with higher oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive.

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

A decrease in the level of export of commodities, or an increase in trade protectionism globally, including as a result of tariffs imposed by the United States or other countries, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our operations expose us to the risk that increased trade protectionism from the United States, China or other nations adversely affect our business. Governments may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Trade protectionism in the markets that our charterers serve may cause an increase in the cost of exported goods, the length of time required to deliver goods and the risks associated with exporting goods and, as a result, a decline in the volume of exported goods and demand for shipping. Due to the interconnected nature of the global supply chain for many products, these policies could impact imports and exports from countries not directly imposing or subject to tariffs.

Tensions over trade and other matters remain high between the U.S. and China. In recent years, the United States instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries including China, and the new U.S. administration, led by President Trump, has announced the intention to use tariffs extensively as a policy tool. The United States has recently imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating 145% on imports from China, plus tariffs on specific goods of between 7.5% and 100%, which have resulted in other countries imposing additional tariffs on imports from the U.S., including additional tariffs of 125% on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China. The new U.S. administration has threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton ($120 per container, if applicable) commencing October 14, 2025, increasing to $23 per net ton ($153 per container, if applicable) on April 17, 2026, $28 per net ton ($195 per container, if applicable) on April 17, 2027 and $33 per net ton ($250 per container, if applicable) on April 17, 2028. The fees will be charged up to five times per year, per vessel. Although none of the vessels in our current fleet were built in China, it is unknown the effect that these proposed new port fees, whether adopted in the form proposed or with modifications, will have on us or our industry generally. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the E.U. and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.

Our vessels are deployed on routes involving seaborne trade in and out of emerging markets, and our charterers’ business revenue may be derived from the shipment of goods from Asia to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of Asia-based exporters could have a material adverse effect on the growth rate of Asia’s exports and on our charterers’ business.

The employment of our drybulk vessels and the respective revenues depend on the international shipment of raw materials and commodities primarily to China, Japan, South Korea and Europe from North and South America, India, Indonesia, and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand. Similarly, the COVID-19 pandemic resulted in reduced economic activity due to lockdowns and lower demand for movement of raw materials.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and containing capital outflows. These policies may have the effect of reducing the supply of goods available for exports and the level of international trading and may, in turn, result in a decrease in demand for drybulk and oil shipping and the raw materials and commodities consumed in China. In addition, reforms in China for a gradual shift to a “market economy” including with respect to the prices of certain commodities, are unprecedented or experimental and may be subject to revision, change or abolition and if these reforms are reversed or amended, the level of imports to and exports from China could be adversely affected.

Any new or increased trade barriers or restrictions on trade, including as a result of tariffs imposed by the United States or other countries, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter payments to us and to renew and increase the number of their charters with us. Such adverse developments could in turn have a material adverse effect on our business, financial condition, results of operations, cash flow, and our ability to service or refinance any future debts.

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

Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, to steal data or to seek ransom. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Risks Related To Our Business

Our fleet consists of three drybulk carriers and one Aframax tanker. The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

Our fleet consists of three handysize drybulk carriers and one Aframax tanker. Unless and until we identify and acquire additional vessels, we will depend upon these four vessels for all of our revenue. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable charter or otherwise, our business, results of operations financial condition could be materially adversely affected.

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

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk carrier sector and the crude tanker sector of the shipping industry, as applicable, and the overall financial condition of the counterparties. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenues from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

Employment of our vessels on time charters may prevent us from taking advantage of rising spot charter rates.

The spot market for drybulk carriers may fluctuate significantly based upon drybulk carrier supply and demand and the spot market for Aframax tankers may fluctuate significantly based upon tanker supply and demand. The factors affecting supply and demand for drybulk carriers and Aframax tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We currently have all three of our drybulk vessels under time charter employment of short duration and our tanker operating in the spot market. We expect that we will continue to seek to employ vessels in the spot market, if market conditions seem favorable. If we employ our vessels on time charters, the charter rates for such vessels will be fixed for a specified time period. We cannot assure you that charter rates will not increase during the period of such employment. If our vessels are employed on time charters during a period of rising spot market charter rates, we would be unable to pursue opportunities to charter our vessels at such higher charter rates.

Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact on our revenues and financial condition.

As of April 15, 2025, our drybulk handysize vessels were under time charter contracts, each expiring in May 2025, and our crude oil tanker was operating in the spot market. We will be exposed to prevailing charter rates in the drybulk carrier and crude oil tanker sectors, as applicable, when our vessels existing charters expire, and in the future to the extent the counterparties to our fixed-rate time charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market will depend on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off hire time for our vessels, which would adversely impact our revenues, results of operations and financial condition.

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

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since our vessels, which have an average age of 14.31 years as of April 15, 2025, were constructed, and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. Competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease, which could also result in impairment costs. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Consequently, our results of operations and financial condition could be adversely affected.

The ageing of our fleet may result in our vessels being less attractive to charterers and in increased operating costs in the future, which could adversely affect our earnings

Our fleet’s average age, which as of April 15, 2025 was approximately 14.31 years, and equals the average age of our drybulk carriers and our tanker vessel. These are above the average age of the drybulk carrier and tanker fleet, and as our vessels’ age, we may have difficulty competing with younger, more technologically advanced drybulk carriers and crude oil tankers, as applicable, for charters from top-tier charterers. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, as do charterer’s concerns regarding the perceived reliability of the vessel’s technical performance. As a result, older vessels are generally less desirable to charterers, particularly more creditworthy charterers.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of April 15, 2025, the vessels in our fleet had an average age of approximately 14.31 years. We currently do not maintain cash reserves for vessel replacement, thus we may be unable to replace the vessels in our fleet upon the expiration of their useful lives, unless we obtain new financing. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends, if any.

Any future financing arrangements may contain restrictive covenants that limit our liquidity and corporate activities.

We expect any future financing arrangements we may enter into would impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

Any future credit facilities we enter into likely would require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. As a result of the restrictions in any future financing arrangements we may enter into we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact our revenues, results of operations and financial condition.

A failure by us to meet our payment and other obligations, including financial covenants and security coverage requirements, could lead to defaults under any such secured loan agreements. Our lenders could then accelerate our indebtedness and foreclose on our fleet. The loss of our vessels would mean we could not run our business.

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

A failure to comply with our future covenants and/or obtain covenant waivers or modifications could result in our lenders requiring us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we may not be able to refinance our future debts or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

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

We do not currently have any outstanding bank debt. We may, however, incur bank indebtedness in connection with any further expansion of our fleet, and possibly to refinance our existing vessels with debt secured by such vessels.

An increase in the level of indebtedness and the need to service the indebtedness may impact our profitability and cash available for growth of our fleet, working capital and dividends if any. Additionally, any further increases in interest rate levels, which have in the last couple of years increased significantly from historically low levels, may increase the cost of servicing any indebtedness we incur with similar results.

To finance our future fleet expansion program beyond our current fleet, we expect we may incur secured debt. We would then have to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments would limit funds otherwise available for working capital, capital expenditures, and other purposes, including any distributions of cash to our stockholders, and our inability to service our debt could lead to acceleration of our debt and foreclosure on our fleet.

Moreover, carrying secured indebtedness would expose us to increased risks if the demand for seaborne transportation of drybulk cargoes and/or crude oil decreases and charter rates and vessel values are adversely affected.

We may become exposed to volatility in interest rates.

We expect any debt we incur in the future will be advanced at a floating rate, which can affect the amount of interest payable on such debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, interest rate benchmarks, including SOFR, have increased significantly in recent years. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to any financing arrangements we may enter into in the future. Even if we enter into interest rate swaps or other derivative instruments for the purpose of managing any such interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

Any derivative contracts we enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income, as well as reductions in our stockholders’ equity.

We may enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under any future credit facilities, which may be advanced at floating rates. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates or currencies move materially differently from our expectations.

To the extent our interest rate swaps do not qualify for treatment as hedges for accounting purposes, we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, changes in the fair value of any derivative contracts that do qualify for treatment as hedges, would be recognized in “Accumulated other comprehensive income” on our balance sheet. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under any financing arrangements under which loans have been advanced to us at a floating rate.

In addition, in the future we may enter into foreign currency derivative contracts in order to hedge an exposure to foreign currencies related to shipbuilding contracts.

Any hedging activities we engage in may not effectively manage our interest rate and foreign exchange exposure or have the desired impact on our financial condition or results of operations.

Inflation could adversely affect our business and financial results.

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. During the year ended December 31, 2021 and the year ended December 31, 2022, we experienced increases in vessel operating expenses due to increased costs for crew, due largely to the effects of the COVID-19 pandemic, as well as moderate increases in spares and stores in 2022 compared to 2021, which costs generally decreased slightly in 2023 and increased in 2024 but exhibited more stable fluctuations, in contrast to the volatility seen in 2021 and 2022. In an inflationary environment such as the current economic environment, depending on the drybulk industry, the tanker industry and other economic conditions, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business. See “Item 5. Operating and Financial Review and Prospects—Inflation.”

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

While our Chief Executive Officer, Dr. Diamantis Andriotis, has been actively involved in the management and operation of vessels for several years as an employee of Vafias family interests, he has not had prior experience as a Chief Executive Officer of a public company. Our Chief Financial Officer, Nina Pyndiah, has been the internal auditor of StealthGas Inc. since 2006, and has not had prior experience as the Chief Financial Officer or executive officer of a public company. Mr. Harry Vafias, the Chairman, President and Chief Executive Officer of Imperial Petroleum and a member of the Vafias family who founded Brave Maritime, is not engaged in our day-to-day operations as an officer. Dr. Diamantis Andriotis relies on the experience of Brave Maritime for the management of our vessels, as well as the advice and oversight of the Board of Directors, in his role as our Chief Executive Officer.

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

In addition to our management contract with Brave Maritime, a company controlled by members of the Vafias family, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family. Brave Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc., which is 25% owned by an affiliate of Brave Maritime. For instance, in July 2023, we acquired the Aframax tanker, the Afrapearl II, from Imperial Petroleum and in April 2024, we acquired our third drybulk carrier, the Eco Spitfire, from an affiliate of Brave Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our Common Shares, as well as our financial position, results of operations and our future prospects.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of April 15, 2025, the average age of the vessels in our fleet was approximately 14.31 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

Our global operations increase both the number and the level of complexity of U.S. or foreign laws and regulations applicable to us, some of which can conflict with one another, as is the case, for instance, with certain sanctions issued by U.S., E.U. and U.K., or campaigns by interest group organizations such as United Against Nuclear Iran. These laws and regulations include international labor laws; U.S. laws such as the FCPA and other laws and regulations established by the Office of Foreign Assets Control; local laws such as the U.K. Bribery Act 2010; data privacy requirements like the European General Data Protection Regulation, enforceable as of May 25, 2018; and the E.U.-U.S. Privacy Shield Framework, adopted by the European Commission on July 12, 2016. We may inadvertently breach some provisions of those laws and regulations which could result in cease of business activities, criminal sanctions against us, our officers or our employees, fines and materially damage our reputation. In addition, detecting, investigating and resolving such cases of actual or alleged violations may be expensive and time consuming for our senior management.

Our vessels made three voyages in 2022, five voyages in 2023, and eight voyages in 2024, carrying cargoes originating from the Russian ports of St. Petersburg, Kaliningrad and Ust-Luga and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions or in the case of Russian origin cargoes exceeded the price cap due to falsified price cap compliance attestations or otherwise, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers, result in our bank accounts being frozen and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries, as has been the case for certain of our vessels’ voyages this year. In such a case, if the vessel was involved in an accident, spill or was otherwise damaged in connection with such a voyage, which could result in losses up to the total loss of the vessel, we would have to bear the repair, clean-up or other costs associated with such an incident, as well as the lack of revenue from any off-hire period, in reliance on our existing cash resources, and we would remain obligated to service and repay our outstanding indebtedness secured by such vessel. In addition, any deemed non-compliance with sanctions could constitute an event of default under any future loan agreements secured by such vessel, and our lenders may seek to accelerate for immediate repayment any indebtedness outstanding thereunder. Any such occurrences could adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.

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

We are subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Section 404(a) of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting beginning with this Annual Report.

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

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F, beginning with this Annual Report, a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares.

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

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), 50% of the gross shipping income of vessel owning or chartering corporations, such as our subsidiaries, that is attributable to transportation that begins or ends, but does not both begin and end, in the United States is characterized as United States-source shipping income. United States-source shipping income is subject to either a (i) 4% United States federal income tax without allowance for deductions or (ii) taxation at the standard United States federal income tax rates (and potentially to a 30% branch profits tax), unless derived by a corporation that qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

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

A foreign corporation will be treated as a “passive foreign investment company” (“PFIC”), for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income” and working capital and similar assets held pending investment in vessels will generally be treated as an asset which produces passive income. United States stockholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters, if any, as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the United States Internal Revenue Service(“IRS”), may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on our newbuilding contracts and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

On the basis of the foregoing assumptions, we do not believe that we were a PFIC for our 2024 taxable year, and we do not expect to be a PFIC for the current taxable year. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2024. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2024, or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2024, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2024, or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Tax Considerations—United States Federal Income Taxation of U.S. Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our Common Shares, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our Common Shares. Similar rules would apply to holders of our Class A Warrants Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants. See “Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our Common Shares by United States stockholders, which could lower the price of our Common Shares and adversely affect our ability to raise capital.

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

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the

Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. The Marshall Islands has no established bankruptcy act, and as a result, any bankruptcy action involving our company would have to be initiated outside the Marshall Islands, and our public stockholders may find it difficult or impossible to pursue their claims in such other jurisdictions.

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

As of December 31, 2024, and after giving effect to the payment of the remaining purchase price for our third drybulk carrier in April 2025, we currently have limited cash on hand (see “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources”). In order to raise additional capital to support our working capital position and further growth plans, or in connection with equity awards, strategic transactions or otherwise, we may in the future offer additional Common Shares, preferred shares, or other securities convertible into or exchangeable for our Common Shares, including convertible debt. We expect that a significant component of the financing for the planned expansion of our fleet will be through equity offerings. We cannot predict the size of future issuances or sales of our Common Shares, preferred shares or other securities, including those made in connection with future acquisitions or capital raising activities, or the effect that such issuances or sales may have on the market price of our Common Shares. The issuance and sale of substantial amounts of Common Shares, preferred shares or other equity-linked securities, or announcement that such issuance and sales may occur, could adversely affect the market price of our Common Shares.

As a result of the Spin-Off, Imperial Petroleum owns 600,000 Series A Convertible Preferred Shares, with an aggregate liquidation preference of $15,000,000, that currently are convertible into our Common Shares at a conversion price of $3.0391. The conversion price of the Series A Convertible Preferred Shares will be adjusted to the lowest price of issuance of Common Shares by the Company in any registered offering of Common Shares after the original issuance of Series A Convertible Preferred Shares. As a result, we may issue a significantly larger number of Common Shares upon conversion of the Series A Convertible Preferred Shares. The issuance of such Common Shares upon conversion of the Series A Convertible Preferred Shares could result in substantial dilution to investors in our Common Shares if the conversion price at the time of conversion of Series A Convertible Preferred Stock is lower than the price per share of Common Shares paid by investor. As of April 15, 2025, we also have Class A Warrants outstanding that are exercisable for 3,177 of our Common Shares at an exercise price of $630.00 per share, Class B-1 Warrants outstanding that are currently exercisable for 52,511 of our Common Shares at an exercise price of $3.0391 per share or pursuant to an alternative cashless exercise option for no consideration, Class B-2 Warrants outstanding that are currently exercisable for 3,087,842 of our Common Shares at an exercise price of $3.0391 per share, Class C-1 Warrants outstanding that are currently exercisable for 12,649 of our Common Shares at an exercise price of $3.0391 per share or pursuant to an alternative cashless exercise option for no consideration, and Class C-2 Warrants outstanding that are currently exercisable for 3,189,403 of our Common Shares at an exercise price of $3.0391 per share.

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

The market price of our Common Shares may continue to be subject to significant fluctuations.

The market price of our Common Shares may continue to be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that could affect our stock price are:

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

Our Common Shares currently trade on The Nasdaq Capital Market. The Nasdaq Stock Market LLC has requirements that a company must meet in order to remain listed on Nasdaq. In particular, Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per share of our Common Stock. We effected a 1-for-100 reverse stock split of our Common Stock on April 11, 2024, at 11:00 pm Eastern time, intended to help us regain compliance with the Nasdaq listing requirements, after we had received deficiency letter and a delisting determination letter, related to the minimum bid price closing below $1.00 since July 2023 and below $0.10 for 10 consecutive days in March 2023. On April 27, 2024, we received a letter from Nasdaq notifying us that we demonstrated compliance with the requirements to remain listed on the Nasdaq Capital Market, as required by the Nasdaq Hearings Panel (the “Panel”). The letter also informed the Company that pursuant to Listing Rule 5815(d)(4)(B), the Company would be subject to a mandatory Panel monitor for a period of one year from the date of this letter. If, within that one-year monitoring period, the Nasdaq staff (the “Staff”) had found the Company again out of compliance with the requirement that was the subject of the exception, notwithstanding Rule 5810(c)(2), the Company would not have been permitted to provide the Staff with a plan of compliance with respect to that deficiency and the Staff would not have been permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, the Nasdaq will issue a delist determination letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened hearings panel if the initial Panel is unavailable. The Company would have the opportunity to respond/present to the hearings panel as provided by Listing Rule 5815(d)(4)(C). We effected a 1-for-2.5 reverse stock split of our Common Stock on December 31, 2024, at 11:59 pm Eastern time and a 1-for-6 reverse stock split of our Common Stock on April 3, 2025, at 11:59 pm Eastern time, intended to help us maintain compliance with the Nasdaq listing requirements. On April 23, 2025, the closing price of our Common Stock on the Nasdaq Capital Market was $3.62 per share.

We could in the future again fail to comply with Nasdaq listing requirements related to the minimum bid price for our Common Shares. In addition, we may be unable to meet other applicable Nasdaq listing requirements, including maintaining minimum levels of stockholders’ equity, number or market value of shares of our Common Stock held by non-affiliates or market values of our Common Stock, in which case our Common Stock could be delisted. If our Common Stock were to be delisted, the liquidity of our Common Stock would be adversely affected, and the market price of our Common Stock could decrease.

If our Common Stock were to be delisted, the liquidity of our Common Stock would be adversely affected, and the market price of our Common Stock could decrease. In addition, the delisting of our Common Stock from a national exchange would have a material adverse effect on our access to capital markets, and any limitation on market liquidity or reduction in the price of our Common Stock as a result of that delisting could materially adversely affect the Company’s ability to raise capital on terms acceptable to the Company, or at all.

If we were to determine it necessary to effect another reverse stock split of our Common Stock in order to attempt to comply with the Nasdaq minimum bid price requirement, such reverse split likely to result in a decrease in the exercise price and an increase in the number of shares of our Common Stock issuable upon exercise of our outstanding Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants, and may negatively affect the trading price of our Common Stock. The conversion price of our Series A Convertible Preferred Shares would also adjust in the event of certain adjustments to the consideration per share of Common Stock payable upon exercise of our outstanding warrants.

If we are unable to maintain compliance with Nasdaq listing requirements, our Common Stock may be suspended or delisted at the discretion of Nasdaq. If a suspension or delisting of our Common Stock were to occur, there would be significantly less liquidity in the suspended or delisted Common Stock. In addition, our ability to raise additional capital through equity or debt financing would be greatly impaired. There can be no assurance that we will maintain compliance in the future.

Our amended and restated articles of incorporation and amended and restated bylaws contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition, (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.

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

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.

Imperial Petroleum will be able to exert considerable control over matters on which our shareholders are entitled to vote.

In connection with the contribution of the vessels comprising our initial fleet to us by Imperial Petroleum and $5,000,000 in working capital in connection with our Spin-Off, we issued 600,000 Series A Convertible Preferred Shares to Imperial Petroleum. These Series A Convertible Preferred Shares vote with our Common Shares and each Series A Convertible Preferred Share entitles the holder thereof to the right to cast a number of votes for all matters on which our shareholders are entitled to vote equal to the number of Common Shares into which such shares are convertible multiplied by 30, subject to certain limitations that will prevent the Imperial Petroleum from exercising more than 49.99% of the aggregate voting power derived from any voting security then held by Imperial Petroleum on any matter put to shareholders, and as of December 31, 2024 and April 15, 2025, Imperial Petroleum and its affiliates had 49.99% of the aggregate voting power of our outstanding stock. While the Imperial Petroleum has no agreement, arrangement or understanding relating to the voting of the Series A Convertible Preferred Shares, it is able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Imperial Petroleum continues to own a significant amount of our equity, even though the amount is less than 50% of our voting power, it will continue to be able to exercise considerable influence over our decisions. The interests of Imperial Petroleum may be different from your interests.

Our Common Shares rank junior to the Series A Convertible Preferred Shares with respect to dividends and amounts payable in the event of our liquidation.

Our Common Shares rank junior to our Series A Convertible Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Convertible Preferred Shares for all past completed dividend periods, no dividends may be declared or paid on our Common Shares subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our Common Shares until we have paid to holders of our Series A Convertible Preferred Shares a liquidation preference equal to $25.00 per share plus accumulated and unpaid dividends. Accordingly, the Series A Convertible Preferred Shares may adversely affect the market price of the Common Shares. In addition, the Series A Convertible Preferred Shares are convertible into our Common Shares, at a conversion price equal to $3.0391, which will be further adjusted to the lowest price per share sold in a registered public offering.

Item 4.	Information on the Company

A. History and Development of the Company

We were incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022 to serve as the holding company of two subsidiaries each owning one of the drybulk carriers in our initial fleet that, Imperial Petroleum subsequently contributed to us in connection with the Spin-Off (as defined below). Imperial Petroleum contributed these subsidiaries to the Company and $5,000,000 in cash for working capital in return for our Common Shares and Series A Convertible Preferred Stock. On June 21, 2023, Imperial Petroleum distributed all of our outstanding shares of common stock, par value $0.01 per share (“Common Shares”), to its stockholders and warrant holders, which completed our separation from Imperial Petroleum (the “Spin Off”). Upon the completion of the Spin-Off on June 21, 2023, we began operating as a separate company from Imperial Petroleum, the Nasdaq-listed ship-owning company serving the petroleum products, crude oil and drybulk sectors of the international shipping industry, of which we were previously a part from the time of our incorporation to the Spin Off on June 21, 2023.

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

B. Business Overview

Our fleet consists of three drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, and one Aframax crude oil tanker that transports crude oil. The total cargo carrying capacity of our fleet is 213,468 dwt. Please see information in the section “Our Fleet” below.

Our business strategy is focused on carefully selecting the timing and the structure of our investments in vessels and reliably, safely and competitively operating the vessels we own, through our affiliate, Brave Maritime.

Our Fleet

As of April 15, 2025, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Drybulk Carriers
Eco Bushfire	2011	Japan	32,000	Handysize drybulk carrier	Time Charter	$16,000	May 2025
Eco Angelbay	2009	Japan	32,000	Handysize drybulk carrier	Time Charter	$9,500	May 2025
Eco Spitfire	2012	Japan	33,664	Handysize drybulk carrier	Time Charter	$10,750	May 2025
Tanker
Afrapearl II	2010	Korea	115,804	Aframax oil tanker	Spot

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

We will deploy our drybulk carriers either on time charter trips or spot voyages of short term duration while our tanker vessel will mostly be employed in the spot market as conditions are favorable in the near term. In the long run, our fleet could potentially be employed on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of market conditions. As of April 15, 2025, our dry bulk carriers were under short duration time charter contracts, with all three expiring in May 2025, and our tanker was operating in the spot market.

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

Under the management agreement with Brave Maritime, we pay Brave Maritime a fixed management fee of $440 per vessel operating under a voyage or time charter per day on a monthly basis in advance, pro-rated for the calendar days we own the vessels. We pay a fixed fee of $125 per vessel per day for each of our vessels operating on bareboat charter, if any. We are obligated to pay Brave Maritime a fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. Brave Maritime also earns a fee equal to 1.0% of the contract price of any vessel bought or sold by them on our behalf.

The initial term of our management agreement with Brave Maritime will expire on December 31, 2025. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods.

For additional information about the management agreement, including the calculation of management fees and termination provisions, see “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions—Management and Other Fees.”

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

Chartering of the Fleet

We, through Brave Maritime, manage the employment of our fleet. We deploy our vessels on time charters, that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Time charters are for a fixed period of time, but could also occasionally include optional periods giving charterers the right to extend the charter. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses.

Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk charter rates, although we are then exposed to the risk of declining drybulk charter rates.

For our tanker vessel the current chartering strategy, due to favorable market rates, is either spot employment or short time charter employment up to a period of three months. As charter market conditions change, we may consider longer term employment for our tanker.

Typically spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. We will deploy our drybulk carriers either on time charter trips or spot voyages of short term duration while our tanker vessel will mostly be employed in the spot market as conditions are favorable in the near term. In the long run, our fleet could potentially be employed on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of market conditions. As of April 15, 2025, our dry bulk carriers were under short duration time charter contracts, with all three expiring in May 2025, and our tanker was operating in the spot market.

Our vessels trade globally. Some of the areas where we usually operate are the Middle East-Far East range, the Mediterranean, North West Europe range, Africa, USA and Latin America. As freight rates usually vary between these areas as well as voyage and operating expenses, we evaluate such parameters when positioning our vessels for new employment.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include national, major and other independent companies and commodities traders, and industrial users of those products. For the year ended December 31, 2024, we had three customers accounting for 51% of our total revenues, and for the year ended December 31, 2023, we had two customers accounting for 46% of our total revenues. For the period from January 1, 2022 to October 18, 2022 (Predecessor) and for the period from July 25, 2022 to December 31, 2022 we had four customers in both periods accounting for 80.1% and 99.3% of our total revenues, respectively. In addition, any vessels employed under bareboat charter in the future may be sub-chartered to third parties.

Our fleet’s average age is above the average age of the drybulk carrier and tanker fleet, and as our vessels age, we may have difficulty competing with younger, more technologically advanced drybulk carriers and tankers for charters from top-tier charterers. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from other charterers.

Dry-BMS (RightShip Standards)

This program is designed to allow ship managers to measure their Safety Management System (SMS) against agreed industry standards, with the aim of improving fleet performance and risk management. This will ensure that policies align with the industry’s best practice to both advance our vessels’ performance and attain high standards of health, safety, security and pollution prevention. The draft guidelines focus on 30 areas of management practice across the four most serious risk areas faced in vessel operations: performance, people, plant and process. This grades the excellence of a company’s SMS against measurable expectations and targets without involving the burdens of excessive inspections. This standard is not meant to replace any pre-existing system or rule but rather to enhance their existing application and raise the levels of excellence achieved. The minimum benefits of this standard would (a) cover all relevant ship management issues in one document, (b) be relevant to the entire dry bulk shipping industry worldwide, (c) complement other statutory requirements and industry guidance and (d) be frequently evaluated to drive continuous improvement across the management companies on an international level.

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

More stringent emission standards apply in coastal areas designated by the IMO as SOx Emission Control Areas (“ECAs”), such as the Baltic and North Seas, United States (including Hawaii) and Canadian (including the French territories of St. Pierre and Miquelon) coastal areas, and the United States Caribbean Sea (including Puerto Rico and the US Virgin Islands). Similar restrictions apply in Icelandic and inland Chinese waters. Specifically, as of January 1, 2019, China expanded the scope of its Domestic Emission Control Areas to include all coastal waters within 12 nautical miles of the mainland. Vessels operating within an ECA or an area with equivalent standards must use fuel with a sulfur content that does not exceed 0.10%. Additionally, two new NOx ECAs, the Baltic Sea and the North Sea, will be enforced for ships constructed (keel laying) on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional”

engine. Other ECAs may be designated, and the jurisdictions in which our vessels operate may adopt more stringent emission standards independent of IMO. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe they are compliant in all material respects with current Annex VI requirements.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, (the “Bunker Convention”), which imposes strict liability on ship owners for pollution damage caused by discharges of bunker oil in jurisdictional waters of ratifying states. The Bunker Convention also requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). Because the Bunker Convention does not apply to pollution damage governed by the CLC, it applies only to discharges from any of our vessels that are not transporting oil. The Bunker Convention entered into force on November 21, 2008. Liability limits under the Bunker Convention were increased as of June 2015. In jurisdictions where the Bunker Convention has not been adopted, such as the United States, liability for spill or releases of oil from ship’s bunkers typically is determined by national or other domestic laws in the jurisdiction where the events occur.

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

The operation of our vessels is also affected by the requirements set forth in the ISM Code of the IMO. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive SMS that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Vessel operators must obtain a “Safety Management Certificate” from the government of the vessel’s flag state to verify that it is being operated in compliance with its approved SMS. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code- certified. However, there can be no assurance that such certification will be maintained indefinitely.

Environmental Regulations—The United States Oil Pollution Act of 1990 (“OPA”) and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”)

The United States Oil Pollution Act of 1990 (“OPA”), established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, (“CERCLA”), which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

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

On March 23, 2012, the United States Coast Guard adopted ballast water discharge standards under the U.S. National Invasive Species Act. The regulations, which became effective on June 21, 2012, set maximum acceptable discharge limits for living organisms and established standards for ballast water management systems, and they are consistent with the requirements under the BWM Convention described above. The requirements are being phased in based on the size of the vessel and its next dry docking date. As of the date of this Annual Report, the United States Coast Guard has approved forty Ballast Water Treatment Systems. A list of approved equipment can be found on the Coast Guard Maritime Information Exchange web page. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to U.S. Environmental Protection Agency (“EPA”) regulations.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”), incorporates the current United States Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The United States Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, the United States Coast Guard includes the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the United States Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the United States Coast Guard regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. Compliance with the EPA and United States Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.

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

On June 29, 2017, the Global Industry Alliance (the “GIA”), was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. Organizations including, but not limited to, ship owners, operators, classification societies, and oil companies, signed to launch the GIA.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”), came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, (“SOLAS”), created a new chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (“ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

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

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98)— Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the SMS of ships.

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

Protection and Indemnity Insurance

Protection and indemnity insurance, is a form of mutual indemnity insurance, which designed to covers third party liabilities likely to arise out of our shipping activities. It is provided by non-profit-making insurance organizations commonly known as Protection and Indemnity Associations or “P&I Clubs.” This insurance aims to respond towards third-party liability claims and other related expenses arising amongst others from injury or death of crew, passengers and other third parties, loss of or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, salvage costs to the extent that they aim to control or mitigate the environmental effect following a casualty, wreck removal and other discretionary costs.

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

The drybulk sector is characterized by relatively low barriers to entry, and ownership of drybulk vessels is highly fragmented. In general, we compete with other owners of drybulk vessels for charters based upon price, customer relationships, operating expertise, professional reputation and size, age, location and condition of the vessel. We negotiate the terms of our charters (whether voyage charters or period time charters) based on market conditions. We currently compete primarily with other owners of drybulk vessels, many of which may have more resources than us and may operate vessels that are newer, and therefore more attractive to charterers than vessels we may operate. We currently compete primarily with owners of drybulk vessels in the handymax and handysize class sizes.

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

In 2024, there was a significant difference between the first half of the year and the second. The year started with a strong first half on the tanker market in general and the Aframax market in particular. The Houthi attacks in the Red Sea resulted in substantial changes to the trading patterns for Aframaxes. The re-routing via the Cape of Good Hope for clean cargos gave LR2’s a significant boost in earnings in the first half of the year. This had a knock on effect in the Aframax market since many dirty but coated vessels cleaned up their tanks and therefore reducing supply on the dirty side.

Politics will play an important role in the energy markets in 2025, and sentiment will improve towards the oil industry, though with output already at record levels, it would be difficult to push levels much higher in 2025. Geopolitical tensions and volatility are expected to continue to weigh heavily on oil tanker demand in 2025 and beyond. Russia is presumed to continue supplying crude and oil products in the market by complying with the price cap or replenishing the shadow fleet. US sanctions during Trump 2.0 will tighten Iranian crude production and exports, reducing exports by 400,000 barrels/day in the 2025-26 period. The Red Sea will gradually re-open as the Houthis lose financial support from Iran; in addition, the Israel/Hamas tensions are currently easing. Reduced daily transits through the Panama Canal due to low rainfall is not expected to emerge again in the near future. Tanker demand is projected to gain structural support over the next five years. This growth will be driven by the Middle East expanding its crude balance by 2 million barrels/day. With consistent Russian oil flow, mid-sized tankers will continue to benefit, which could be further supported when the Red Sea chokepoint reopens and allows easier Russian oil flows to India, China and countries in the Middle East. In addition, the escalating trade wars resulting from U.S. tariff announcements could result in global economic weaknesses and recessions, which may result in stagnation or decline in demand for crude oil, the price of which initially declined significantly due to fears of a global economic slowdown, and in turn could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command.

Crude oil is transported in uncoated vessels, which range upwards in size from 55,000 dwt. Products are carried predominantly in coated ships and include commodities such as gas oil, gasoline, jet fuel, kerosene and naphtha (often referred to as ‘clean products’), and fuel oil and vacuum gas oil (often referred to as ‘dirty products’). In addition, some product tankers are also able to carry bulk liquid chemicals and edible oils and fats if they have the appropriate International Maritime Organization (“IMO”) certification. These vessels are classified as product/chemical tankers, and as such, they represent a swing element in supply, having the ability to move between trades depending on market conditions. Clean petroleum products are therefore carried by non-IMO product tankers and IMO certified product/chemical tankers. IMO tankers will also carry, depending on their tank coatings, a range of other products including organic and inorganic bulk liquid chemicals, vegetable oils and animal fats and special products such as molasses.

Two other important factors are likely to affect product tanker supply in the future. The first is the requirement to retrofit Ballast Water Management Systems (“BWTS”) to existing vessels. In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments. The IMO Ballast Water Management (“BWM”) Convention contains an environmentally protective numeric standard for the treatment of a ship’s ballast water before it is discharged. This standard, detailed in Regulation ‘D-2’ of the BWM Convention, sets out the numbers of organisms allowed in specific volumes of treated discharge water. The IMO ‘D-2’ standard is also the standard that has been adopted by the U.S. Coast Guard’s ballast water regulations and the U.S. EPA’s Vessel General Permit. The BWM Convention also contains an implementation schedule for the installation of IMO member state type approved treatment systems in existing ships and in new vessels, requirements for the development of vessel ballast water management plans, requirements for the safe removal of sediments from ballast tanks, and guidelines for the testing and type approval of ballast water treatment technologies. In July 2017, the IMO extended the regulatory requirement of compliance to the BWM Convention from September 8, 2017 to September 8, 2019. Vessels trading internationally will have to comply with the BWM Convention upon their next special survey after that date. Expenditure of this kind has become another factor impacting the decision to scrap older vessels after BWM Convention came into force in 2019.

The second factor that is likely to impact future vessel supply is the drive to control sulfur emission from ships. Heavy fuel oil (“HFO”) has been the main fuel of the shipping industry for many years. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO consumed by ships has been about 3.5% until the end of 2019. It is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (“SO2”), an important source for acid rain, as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (“PM”), which are directly tied to the sulfur content of the fuel.

Vessel chartering

Product tankers and crude oil tankers are ordinarily chartered either through a voyage charter or a time charter, under a longer term contract of affreightment (“COA”) or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as drydockings and special surveys, are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Tankers can also be chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel. A COA is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which a specific cargo will be carried over a specified period of time. COAs benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COAs benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each participating vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and COA with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.

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

Drybulk charter hire rates fluctuate by varying degrees among drybulk vessel size categories. The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels. Therefore, charter rates and vessel values of larger vessels often show greater volatility. Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk vessels. Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

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

See Note 13 “Commitments and Contingencies” to the audited financial statements included elsewhere in this Annual Report.

Properties

Other than our vessels, we do not own any material property. Brave Maritime provided office space to us without charge for one year from completion of the Spin-Off in June 2023. Since June 2024, we have been paying a lease rate of €5,000 per month for this office space, with the term expiring in June 2025. The lease term is automatically renewable for a 12-month period, unless a month’s written notice is provided prior to the expiration of the term.

C. Organizational Structure

As of April 15, 2025, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

The following presentation of management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this Annual Report. C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022, and did not commence operations until the consummation of the Spin-Off on June 21, 2023. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this Annual Report. You should also carefully read the following discussion with “Risk Factors,” and “Forward-Looking Statements” The financial statements have been prepared in accordance with U.S. GAAP.

We use the term deadweight ton, (“dwt”), in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

Overview

C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022 to serve as the holding company of two subsidiaries, each owning one of the drybulk carriers in our initial fleet, that Imperial Petroleum subsequently contributed to us in connection with the Spin-Off (as defined below), together with $5,000,000 in cash for working capital in return for our Common Shares and Series A Convertible Preferred Stock. On June 21, 2023, Imperial Petroleum distributed all of our outstanding shares of common stock, par value $0.01 per share (“Common Shares”), to its stockholders and warrantholders, which completed our separation from Imperial Petroleum (the “Spin-Off”). Upon the completion of the Spin-Off on June 21, 2023, we began operating as a separate company from Imperial Petroleum, the Nasdaq-listed ship-owning company serving the petroleum products, crude oil and drybulk sectors of the international shipping industry, of which we were previously a part. In July 2023, we acquired an Aframax tanker for $43 million. In May 2024, we acquired a third handysize drybulk carrier, the Eco Spitfire, for $16.19 million, of which 10% of the purchase price was paid in the second quarter of 2024, and the remaining 90% was paid on April 10, 2025.

The financial statements presented in this Annual Report relate to the historical operations of the assets that were contributed to us and that comprise our business after the Spin-Off. The historical financial statements included in this Annual Report include:

(a)

the combined statements of comprehensive income, changes in stockholders’ equity, and cash flows of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, “C3is Inc. Predecessor”) for the period from January 1, 2022 to October 18, 2022. European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc., companies controlled by members of the Vafias family, were the vessel owning-companies of the two drybulk carriers that were acquired by Imperial Petroleum Inc. on September 21, 2022 and October 19, 2022 respectively.

(b)	the consolidated financial statements of C3is Inc. for years ended December 31, 2024 and 2023 and for the period from July 25, 2022 to December 31, 2022.

Our initial fleet of two drybulk carriers has been accounted using the historical carrying costs of its assets and liabilities from the dates these vessels were acquired by Imperial Petroleum.

We are a provider of international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders, and oil producers, refineries and commodities traders and producers. As of the date of this Annual Report, we own and operate a fleet of three drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, and one Aframax crude oil tanker that transports crude oil. The total cargo carrying capacity of our fleet is 213,468, dwt.

We will actively manage the deployment of our fleet placing emphasis on employing our drybulk carriers on time charter trips or spot voyages of short term duration and our tanker vessel mostly on the spot market. Some of our vessels may participate in the future in shipping pools, or, in some cases in contracts of affreightment. As of April 15, 2025, our drybulk carriers were under short duration time charter contracts, with all three expiring in May 2025, and our tanker was operating in the spot market.

Vessels operating on period charters, principally time charters, provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high rates in the charter market, although we are exposed to the risk of having to seek to employ our vessels at low prevailing rates in weak market conditions, which may have a materially adverse impact on our overall financial performance. We carefully evaluate the length and the rate of the time charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.

Compared to operating in the spot market and time period charters offer (1) higher utilization rates, particularly in weaker markets, (2) lower costs, particularly for time charters we are responsible for operating expenses and in the spot market we are responsible for both voyage and operating expenses, and (3) may generate higher or lower revenues and profit margins depending on market conditions in the drybulk carrier and tanker charter markets, as applicable, with generally higher rates than spot charters in weak markets and lower rates than spot charters in stronger markets, and at what point in the charter market cycle the time charters were entered into. The proportion of time our fleet operates on bareboat charters, if any, versus time charters would affect our revenues and expenses, as vessels employed on bareboat charters generate lower revenues and expenses, because under bareboat charters we are not responsible for either voyage expenses or, unlike time charters, operating expenses, and the charter rates for bareboat charters are correspondingly lower. Profit margins for vessels employed on bareboat charters are generally somewhat lower than time charters, reflecting the lack of exposure to operational risk and the risk of operating expense increases. See “—Basis of Presentation and General Information—Revenues” for additional information regarding the different types of charters on which we employ our vessels. We have not employed our vessels on bareboat charters to date and expect that bareboat charters generally will not constitute a significant type of charter employment for our vessels in most future periods.

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

•

Cyclicality. As of April 15, 2025, our dry bulk carriers were under short duration time charter contracts, with all three expiring in May 2025, and our tanker was operating in the spot market. Accordingly, upon expiration of these charters we will be exposed to prevailing charter rates in the drybulk and crude oil tanker shipping sectors when these vessels’ existing charters expire. Tanker charter market rates have been strong since the second half of 2022, after remaining at low levels for most periods of recent years. During 2022, the BDI which measures the cost of shipping dry bulk commodities ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022. During 2023, the BDI ranged from a low of 530 on February 16, 2023 and a high of 3,346 on December 4, 2023. The BDI experienced notable fluctuations throughout 2024 and into early 2025. The highest point was on November 19, 2024 when the BDI reached 1,627 points, and the lowest point was on December 10, 2024 when the BDI fell to 1,156 points, marking a 15-month low at that time, and stood at 1,263 on April 15, 2025 compared to 1,821 one year earlier. Similarly, during 2022, average handysize drybulk carrier spot rates ranged from a low of $10,833 per day on December 30, 2022 and a high of $33,333 per day on March 25, 2022. During 2023, average handysize drybulk carrier spot rates ranged from a low of $7,000 per day on August 4, 2023 and a high of $18,250 per day on December 15, 2023, while they stood at $13,958 per day on March 29, 2024. The Baltic Exchange Handysize Index TC (BHSI TC), which is a daily average representative of time charter rates for Handysize drybulk vessels, peaked at $13,739 per day on June 27, 2024, and reached its lowest recorded value of $10,417 per day on December 21, 2024. The average BHSI TC for the first half of 2024 was $12,584 per day and $12,670 for the whole year of 2024. The lowest recorded BHSI TC average in the first quarter of 2025 was $8,026 per day on January 20, 2025, and the highest was $9,783 per day on March 14, 2025.

The significant decline in the BDI in the second half of 2022 was attributed in part to the easing of port congestion which positively affected the drybulk carrier demand in 2021 as well as to the weakening Chinese demand for drybulk commodities. Following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in U.S. dollars. The BDI which measures the cost of shipping dry bulk commodities, experienced notable fluctuations throughout 2024 and into early 2025. The highest point was on November 19, 2024 when the BDI reached 1,627 points, and the lowest point was on December 10, 2024 when the BDI fell to 1,156 points, marking a 15-month low at that time.

The impact of the tariffs recently imposed by the U.S., and by China and other countries in response, remains uncertain; however, it could result in global economic weakness and recession, which may negatively impact demand for drybulk and crude oil cargoes and in turn our vessels and the charter hire rates they are able to earn

•

Seasonality. As of April 15, 2025, our dry bulk carriers were under short duration time charter contracts, with all three expiring in May 2025, and our tanker was operating in the spot market. At the end of the current charters for our vessels, the potential operation in the spot market or seeking period employment may expose us to seasonal changes in, as applicable, the tanker markets, which are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, and drybulk carrier markets, which are typically stronger in the spring months due to grain season in the Southern Hemisphere, autumn months due to coal inventories and weaker in winter months.

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

Below please see data regarding our fleet and average daily results for the period from July 25, 2022 to December 31, 2022 and the years ended December 31, 2023 and 2024, which we use in analyzing our performance.

	July 25, 2022 – December 31, 2022	Year Ended December 31,
Fleet Data		2023	2024
Average number of vessels(1)	1.09	2.5	3.6
Total voyage days for fleet(2)	136	900	1,327
Total time charter days for fleet(3)	131	680	864
Total spot market days for fleet(4)	5	220	463
Total calendar days for fleet(5)	174	901	1,334
Fleet utilization(6)	78.2%	99.9%	99.5%
Fleet operational utilization(7)	75.3%	91.6%	90.2%

Average Daily Results(	In U.S. dollars per day per vessel)
Adjusted average charter rate(8)	20,511	23,453	21,233
Vessel operating expenses(9)	5,151	5,323	6,277
General and administrative expenses(10)	697	1,332	2,231
Management fees (11)	445	440	440
Total daily operating expenses(12)	5,848	6,655	8,508

(1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)

Our total voyage days for our fleet reflect the total days the vessels we operated were in our possession for the relevant periods, net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(3)	Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.
(4)	Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.
(5)

Total calendar days are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

(6)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days, excluding commercially idle days, by fleet calendar days for the relevant period.

(8)

Average time charter equivalent daily rate is a measure of the average daily revenue performance of a vessel. We determine the average time charter equivalent daily rate by dividing voyage revenues net of voyage expenses (the “Time charter equivalent revenues”) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Time charter equivalent revenues and average time charter equivalent daily rate are non-GAAP measures comparable GAAP measure to time charter equivalent revenues, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters) under which the vessels may be employed between the periods. Our calculation of time charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in the shipping or other industries. Reconciliation of time charter equivalent revenues as reflected in the consolidated statements of operations and calculation of average time charter equivalent daily rate follow:

	July 25, 2022 – December 31, 2022	2023	2024
Voyage revenues . . . . . . . . . . . . . . . . . . .	3,287,101	28,738,982	42,296,101
Voyage expenses . . . . . . . . . . . . . . . . . . .	497,672	7,631,395	14,120,313
Charter equivalent revenues . . . . . . . . .	2,789,429	21,107,587	28,175,788
Total voyage days for fleet . . . . . . . . . . .	136	900	1,327
Adjusted average charter rate . . . . . . .	20,511	23,453	21,233

(9)

Vessel operating expenses, including related party vessel operating expenses, consist of crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(10)	Daily general and administrative expenses are calculated by dividing total general and administrative expenses by fleet calendar days for the relevant period.
(11)

Managment fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.

(12)

Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Basis of Presentation and General Information

Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues, the mix of charters our vessels are employed on and hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the handysize drybulk charter market, and the Aframax tanker market.

We may employ our vessels under either time or spot charters. Vessels operating on period charters, principally time charters, provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. As a result, during the time our vessels are committed on period charters we will be unable, during periods of improving charter markets, to take advantage of improving charter rates as we could if our vessels were employed only on spot charters. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of high rates in the charter market, although we are exposed to the risk of having to seek to employ our vessels at low prevailing rates in weak market conditions, and may have a materially adverse impact on our overall financial performance. If we commit vessels on period charters, future spot market rates may be higher or lower than those rates at which we have time chartered our vessels.

Voyage Expenses

Voyage expenses include port and canal charges, bunker (fuel oil) expenses and commissions. These charges and expenses increase in periods during which vessels are employed on the spot market, because under these charters, these expenses are for the account of the vessel owner. Under period charters, these charges and expenses, including bunkers (fuel oil) but excluding commissions which are always paid by the vessel owner, are paid by the charterer. Commissions on hire are paid to our manager and/or third-party brokers. From delivery of the vessels comprising our fleet to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, until the completion of the Spin-Off, Imperial Petroleum paid Stealth Maritime, and after the Spin-Off we pay Brave Maritime, a fixed brokerage commission of 1.25% on freight, hire and demurrage for each vessel based on our management agreement.

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

Management Fees

For the period from June 21, 2023 to December 31, 2024, following the Spin-Off, and the period from January 1, 2022 to October 18, 2022 (Predecessor), we paid Brave Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter. For the period from January 1, 2023 to June 20, 2023, and the period from October 19, 2022 to December 31, 2022, we paid Stealth Maritime the same daily rates according to each vessel’s fleet employment status. Following the conclusion of the Spin-Off and pursuant to the management agreement with Brave Maritime rates remain the same. From delivery of the vessels comprising our fleet to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, until the completion of the Spin-Off, Imperial Petroleum paid Stealth Maritime for these services pursuant to its management agreement with Stealth Maritime at the same fee levels, and Stealth Maritime subcontracted these services to Brave Maritime. Our Manager also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf, excluding vessels contributed as it will be the case of the spin-off.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Brave Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Brave Maritime. Brave Maritime compensates each of these individuals for their services and we, in turn, reimburse Brave Maritime for their compensation. The aggregate cash compensation to our officers in 2023 was $0.3 million and in 2024 was $0.4 million, and we expect such cash compensation to be approximately $0.4 million in 2025. Prior to the Spin-Off, neither we nor Brave Maritime paid any compensation to our executive officers.

Inflation

Recently there has been a significant increase in inflation throughout the world economy. Such global inflationary pressures, and related central bank actions, have also resulted in higher prevailing interest rates, which would increase the interest rates payable under any floating rate financing agreements we enter into in the future. To date inflation has had a moderate impact on our vessel operating expenses. In particular, crew expenses increased in 2021 and 2022, primarily due to the impact of COVID-19, and the cost of spares and stores increased moderately in 2022, which in turn resulted in increases in our vessel operating expenses in 2022 compared to 2021. In addition, increasing interest rates increased our financing expenses up to the time of the repayment of our outstanding floating rate debt in August 2022. Although the impact of COVID-19 on crew expenses and increases in other operating expenses levelled off in late 2022, 2023 and 2024, if inflation and interest rates were to increase further in the future it could result in further increased operating and potential financing expenses.

Inflation did not affect operating expenses in 2024 as fuel prices and crew wages were stable. Food and lubricants were impacted, however, those items’ contribution to our total operating costs were minimal, at 1.2% and 1.8%, respectively, for 2024.

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

Interest Expense and Finance Costs

As of December 31, 2024 and the date of this Annual Report, we did not have any outstanding bank debt. As of December 31, 2024, we had a financial liability of $14.57 million relating to the remaining purchase price for our third drybulk carrier, the Eco Spitfire, that we agreed to acquire in April 2024 from a related party, which was paid in April 2025. We expect, however, to incur indebtedness, on which we will incur interest expenses, under any new credit facilities we enter into to finance or refinance the purchase price of additional vessels we may agree to acquire. We may also incur indebtedness secured by the vessels in our existing fleet. We would also incur financing costs in connection with establishing those facilities, which would be deferred and amortized over the period of the facility, which we would also include in interest expense.

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

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting estimate that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to the combined financial statements of C3is Inc. Predecessor and Note 2 to the consolidated financial statements of C3is Inc. included elsewhere herein.

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

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the values of our vessels was considered to be an indicator of potential impairment. As of December 31, 2024 and December 31, 2023, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

Projected undiscounted cash flows were determined for the vessels by considering the revenues from existing charters as of December 31, 2024 and December 31, 2023, and revenue estimates based on nine-year historical average rates (base rate) for periods for which there is no charter in place. Such assumptions are highly subjective.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new-buildings.

As of December 31, 2024, and based on what we believe the charter-free market values of each of our vessels was as of that date, three of our four owned vessels in the water had carrying values above their market values. We believe that the aggregate carrying value of these vessels, assessed separately, exceeds their aggregate charter-free market value by approximately $11 million as of December 31, 2024. This served as an indicator for impairment. As of December 31, 2024, we performed a projected undiscounted cash flows review of these vessels, as a result of the impairment review, and the undiscounted net operating cash flows exceeded each vessel’s carrying value and no impairment loss was recognized.

Sensitivity Analysis

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2024 we also performed a sensitivity analysis related to the future cash flow estimates. The base rates used in the impairment test as described above exceeded the actual 2024 average rates for our drybulk carriers, which had an impairment indication, by 25%. If we were to utilize the most recent five-year, and three-year average rates for similar type of vessels, no impairment charge would have been recognized.

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

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage or specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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

Results of Operations

Year ended December 31, 2024 compared to the year ended December 31, 2023

The average number of vessels in our fleet was 3.6 for the year ended December 31, 2024, compared to 2.5 for the year ended December 31, 2023.

REVENUES – Voyage revenues for the year ended December 31, 2024 amounted to $42.3 million, an increase of $13.6 million, compared to voyage revenues of $28.7 million for the year ended December 31, 2023, primarily due to the increase in the average number of vessels in our fleet.

Total calendar days for our fleet were 1,334 days for the year ended December 31, 2024, as compared to 901 days for the same period in 2023. Of the total calendar days in the year ended December 31, 2024, 864 or 64.8%, were time charter days, as compared to 680 or 75.5% for the same period in 2023. Our fleet utilization for the years ended December 31, 2024 and 2023 was 99.5% and 99.9%, respectively.

VOYAGE EXPENSES – Voyage expenses for the year ended December 31, 2024 were $14.1 million, compared to $7.6 million for the year ended December 31, 2023. The $6.5 million increase in voyage expenses was due to the increase in bunkers cost and port expenses for the year ended December 31, 2024. Voyage expenses for the year ended December 31, 2024 mainly included bunker costs of $6.9 million, corresponding to 49% of total voyage expenses, and port expenses of $4.7 million, corresponding to 33% of total voyage expenses, due to the fact that the vessel Afrapearl II operated in the spot market for the full year of 2024. Voyage expenses for the year ended December 31, 2023 mainly included bunker costs of $3.4 million, corresponding to 45% of total voyage expenses, and commissions to third parties of $1.2 million, corresponding to 16% of total voyage expenses.

VESSELS’ OPERATING EXPENSES – Vessels’ operating expenses for the year ended December 31, 2024 were $8.4 million, compared to $4.8 million for the year ended December 31, 2023. The increase in vessels’ operating expenses was attributed to the increase in the average number of vessels in our fleet. Operating expenses for the year ended December 31, 2024 mainly included crew expenses of $4.4 million, corresponding to 52% of total operating expenses, spares and consumables costs of $1.8 million, corresponding to 21%, and maintenance expenses of $0.9 million, representing works and repairs on the vessels, corresponding to 11% of total vessel operating expenses. Operating expenses for the twelve months ended December 31, 2023 mainly included crew expenses of $2.8 million, corresponding to 58% of total operating expenses, spares and consumables costs of $1.0 million, corresponding to 21%, and maintenance expenses of $0.4 million, representing works and repairs on the vessels, corresponding to 8% of total vessel operating expenses.

DEPRECIATION – Depreciation for the year ended December 31, 2024 was $6.2 million, a $2.1 million increase from $4.1 million for the same period of last year, due to the increase in the average number of our vessels.

MANAGEMENT FEES – Management fees for the year ended December 31, 2024 were $0.6 million, a $0.2 million increase from $0.4 million for the same period of last year, due to the increase in the calendar days of our fleet during the current year.

GENERAL AND ADMINISTRATIVE COSTS — General and administrative costs for the year ended December 31, 2024 were $3.0 million and mainly related to expenses allocated to warrants issued as part of the two public offerings and classified as liabilities, the expenses incurred relating to reverse stock split and expenses incurred as a result of operating as a separate public company. General and administrative costs for the year ended December 31, 2023 were $1.2 million.

INTEREST AND FINANCE COSTS – Interest and finance costs for the year ended December 31, 2024 were $2.5 million and mainly related to the accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker Afrapearl II, which was paid in July 2024, and of our bulk carrier Eco Spitfire, which was paid in April 2025, while for the year ended December 31, 2023 interest and finance costs were $1.4 million and related to the accrued interest expense – related party in connection with the $38.7 million, part of the acquisition price of our Aframax tanker Afrapearl II.

For accounting purposes, the outstanding balances related to the two vessels were required to be allocated between principal and imputed interest, despite the fact that no interest was contractually charged by the sellers. The total amounts ultimately paid remained consistent with the originally agreed purchase prices.

INTEREST INCOME – Interest income for the years ended December 31, 2024 and 2023 was $1.0 million and $0.04 million, respectively. The increase is mainly attributed to a higher amount of funds placed under time deposits.

LOSS ON WARRANTS – Loss on warrants for the year ended December 31, 2024 was $11.1 million and mainly related to the net fair value losses on our Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants, which were issued during the first quarter of 2024 in connection with the two public offerings and have been classified as liabilities.

NET LOSS—A net loss of $2.7 million was reported for the year ended December 31, 2024, compared to a net income of $9.3 million for the year ended December 31, 2023.

Year ended December 31, 2023 compared to Period from July 25, 2022 to December 31, 2022

The average number of vessels in our fleet was 2.47 for the year ended December 31, 2023 compared to 1.74 for the period from September 21, 2022 to December 31, 2022.

REVENUES – Voyage revenues for the year ended December 31, 2023 amounted to $28.7 million, an increase of $25.4 million compared to revenues of $3.3 million for the period from July 25, 2022 to December 31, 2022, primarily due to the increase in the voyage days of our fleet since the year ended December 31, 2023 was a full operating year, as compared to the period from July 2022 to December 31, 2022, as well as due to the increase in the average number of our vessels. Total calendar days for our fleet were 901 days for the year ended December 31, 2023. Of the total calendar days in the first twelve months of 2023, 680 or 75.5%, were time charter days. Our fleet operational utilization was 91.6% for this period.

Total calendar days for our fleet were 176 days for the period from September 21, 2022 to December 31, 2022. Of the total calendar days in this period, 131 or 74.4% were time charter days. Our fleet operational utilization was 75.6% for this period.

VOYAGE EXPENSES – Voyage expenses for the year ended December 31, 2023 were $7.6 million compared to $0.5 million for the period from July 25, 2022 to December 31, 2022. The increase in voyage expenses is attributed to the increase in the voyage days of our fleet. Voyage expenses for the year ended December 31, 2023 mainly included bunker costs of $3.4 million, corresponding to 45% of total voyage expenses, and commissions to third parties of $1.2 million, corresponding to 16% of total voyage expenses. Voyage expenses for the period from July 25, 2022 to December 31, 2022 mainly included bunker costs of $0.3 million corresponding to 60.0% of total voyage expenses, and commissions to third parties of $0.2 million corresponding to 40.0% of total voyage expenses.

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

GENERAL AND ADMINISTRATIVE COSTS – RELATED PARTY – General and administrative expenses – related party for the year ended December 31, 2023 were $0.5 million compared to $0.1 million for the period from July 25, 2022 to December 31, 2022. The increase was due to the higher portion of general and administrative expenses incurred by Imperial Petroleum, the former Parent of C3is Inc., that was allocated to the vessel-owning companies of our initial fleet as a result of the increase in calendar days, and due to the increase in executive compensation of C3is Inc. as a result of operating as a separate public company.

GENERAL AND ADMINISTRATIVE COSTS – General and administrative costs for the year ended December 31, 2023 were $0.7 million compared to nil for the period from July 25, 2022 to December 31, 2022 and related to expenses incurred as a result of operating as a separate public company.

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

REVENUES—Voyage revenues amounted to $12.8 million for the period January 1, 2022 to October 18, 2022. Total calendar days for our fleet were 431 for the period from January 1, 2022 to October 18, 2022. Of the total calendar days for the period January 1, 2022 to October 18, 2022, 369 or 85.6% were time charter days, while, our fleet operational utilization was 85.8%.

VOYAGE EXPENSES—Voyage expenses were $0.7 million for the period January 1, 2022 to October 18, 2022. Voyage expenses for the period January 1, 2022 to October 18, 2022 mainly included commissions to third parties of $0.6 million, corresponding to 85.7% of total voyage expenses. Bunkers (fuel oil) accounted for 4.5% of total voyage expenses for the period from January 1, 2022 to October 18, 2022.

VESSEL OPERATING EXPENSES—Vessel operating expenses were $2.4 million for the period January 1, 2022 to October 18, 2022.

DRY DOCKING COSTS—Dry docking costs were $0.8 million for the period January 1, 2022 to October 18, 2022. During the period January 1, 2022 to October 18, 2022 our drybulk carrier, the Eco Bushfire, underwent drydocking services along with ballast water system treatment installation.

MANAGEMENT FEES – RELATED PARTY—Management fees – related party were $0.2 million for the period January 1, 2022 to October 18, 2022. The daily management fees per vessel were $440 per day for the period January 1, 2022 to October 18, 2022 for vessels under time and spot charter.

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

Liquidity and Capital Resources

As of December 31, 2024, we had cash, cash equivalents and time deposits of $12.6 million. We also had trade receivables of $2.8 million, $1.9 million of which were collected in the first quarter of 2025.

Our principal sources of funds for our liquidity needs have been cash flows from operations, as well as prior to the Spin-Off contribution from Imperial Petroleum Inc., and net proceeds from public offerings of equity securities, including exercise of warrants of $4.7 million in July 2023, $6.1 million in January 2024 and $5.3 million in March 2024. Potential additional sources of funds may include future equity offerings and bank borrowings. We expect future equity offerings and other issuances of our Common Shares, preferred stock or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels and fund working capital requirements.

Our liquidity needs, as of December 31, 2024, primarily related to the funding of the remaining purchase price of $14.57 million for our third drybulk carrier, the Eco Spitfire, that we agreed to acquire in April 2024 from a related party, which was paid in April 2025, as well as expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.

As of December 31, 2024, we had no outstanding bank debt and a financial liability of $14.57 million relating to the remaining purchase price for our third drybulk carrier, the Eco Spitfire, which was paid in April 2025. We may incur indebtedness in the future to finance the growth of our fleet. We may also incur indebtedness secured by the vessels in our existing fleet, all four of which are unencumbered as of the date of this annual report.

Under our management agreement with Brave Maritime that we entered into in conjunction with the Spin-Off, we have contractual obligations relating to payments to Brave Maritime which represent management fees, office lease and executive compensation, of which about $0.8 million is expected to be payable within one year commencing December 31, 2024, based on the current size of our fleet.

Our contractual obligations as of December 31, 2024 were:

	Payments due by period (in thousands of U.S. dollars)
	Total	Less than 1 year (2025)	1-3 years (2026-2027)	3-5 years (2028-2029)
Management fees (1)	3,210	642	1,284	1,284
Office lease	320	64	128	128
Executive fees	655	131	262	262

Total	$4,185	$837	$1,674	$1,674

(1)

This amount represents the aggregate daily management fees payable to Brave Maritime. Based on our management agreement with Brave Maritime, we pay $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet. The amount presented does not include. brokerage commission of 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf payable to Brave Maritime. The term of our management agreement with Brave Maritime will expire in December 2025, but is extended on a year-to-year basis thereafter, unless six months’ written notice is provided prior to the expiration of the term.

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

Cash Flow Data	Period from January 1, 2022 to October 18, 2022 (Predecessor)	For the period from July 25, 2022 to December 31,2022	Year ended December 31, 2023	Year ended December 31, 2024
Net cash provided by operating activities	$9,011,772	$1,051,506	$5,639,144	$24,976,137
Net cash provided by/(used in) investing activities	4,353,867	(39,394,125)	(12,426,450)	(1,360,335)
Net cash provided by/(used in) financing activities	9,356,500	38,342,619	7,482,594	(19,670,747)

As of December 31, 2024, we had a working capital deficit of $2.4 million, and our cash balances and time deposits were $12.6 million.

Net Cash Provided By Operating Activities

Year ended December 31, 2024

Net cash provided by operating activities was $25.0 million for the year ended December 31, 2024, and $5.6 million for the year ended December 31, 2023. This mainly represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in the year ended December 31, 2024 compared to the year ended December 31, 2023 by $19.4 million, mainly due to the increase in our profitability, excluding non-cash items, by $3.0 million due to an increase in the average size of our fleet, as well as a result of the favorable changes in assets and liabilities from working capital movements between the two periods of $16.4 million such as trade and other receivables by $17.4 million due to more collections in 2024 as compared to 2023, partially offset by unfavorable movements on the remaining assets and liabilities. . Working capital is defined as current assets minus current liabilities.

Year ended December 31, 2023

Net cash provided by operating activities was $5.6 million for the year ended December 31, 2023 as a result of our operating profitability.

Period from July 25, 2022 to December 31, 2022

Net cash provided by operating activities was $1.1 million for the period July 25, 2022 to December 31, 2022 as a result of our operating profitability.

Period from January 1, 2022 to October 18, 2022 (Predecessor)

Net cash provided by operating activities was operating cash inflows of $9.0 million for the period January 1, 2022 to October 18, 2022. This reflected to voyage revenues in conjunction with favorable movements in working capital.

Net Cash (Used In)/ Provided By Investing Activities

Year ended December 31, 2024

Net cash used in investing activities was $1.4 million for the year ended December 31, 2024, mainly related to the 10% of the acquisition price of our drybulk carrier acquired during the year.

Year ended December 31, 2023

Net cash used in investing activities was $12.4 million for the year ended December 31, 2023, relating to the 10% of the acquisition price of our Aframax tanker paid in July 2023 as well as bank time deposits placed amounting to $8.1 million.

Period from July 25, 2022 to December 31, 2022

Net cash used in investing activities was $39.4 million for the period from July 25, 2022 to December 31, 2022 as a result of $39.4 million paid for vessel acquisitions.

Period from January 1, 2022 to October 18, 2022 (Predecessor)

Net cash provided by investing activities was $4.4 million for the period January 1, 2022 to October 18, 2022. During the period from January 1, 2022 to October 18, 2022 the Company had $20.3 million of proceeds from the sale of the vessel Eco Bushfire, partially offset by $16.0 million of capital used for the acquisition of the drybulk carrier Eco Angelbay.

Net Cash Provided By/ (Used in) Financing Activities

Year ended December 31, 2024

Net cash used in financing activities was $19.7 million for the year ended December 31, 2024, reflecting dividends paid on our Series A convertible preferred shares amounting to $0.8 million and repayment of seller financing amounting to $36.1 million, partially offset by net proceeds from our equity offerings concluded in January and March 2024 amounting to $11.4 million and net proceeds from exercise of warrants amounting to $5.9 million.

Year ended December 31, 2023

Net cash provided by financing activities was $7.5 million for the year ended December 31, 2023 representing net transfers from Imperial Petroleum Inc. amounting to $3.3 million and net proceeds from our equity offering concluded in July 2023 amounting to $4.4 million partly offset by dividends paid on our Series A convertible preferred shares amounting to $0.2 million.

Period from July 25, 2022 to December 31, 2022

Net cash provided by financing activities was $38.3 million for the period July 25, 2022 to December 31, 2022 representing net transfers from the parent company.

Period from January 1, 2022 to October 18, 2022 (Predecessor)

Net cash provided by financing activities was $9.4 million for the period from January 1, 2022 to October 18, 2022. During the period from January 1, 2022 to October 18, 2022 the Company received $16.7 million from its shareholders which were mainly utilized for the acquisition of the drybulk carrier the Eco Angelbay and fully repaid its outstanding loan of $7.3 million within August 2022.

As and when we identify assets that we believe will provide attractive returns, we generally expect to enter into specific term loan facilities and borrow amounts under these facilities as the vessels are delivered to us. This is the primary driver of the timing and amount of cash provided to us by our financing activities, however, from time to time to bolster our cash position and take advantage of financing opportunities, including to refinance the acquisition cost of vessels acquired earlier, we may in the future borrow under credit facilities secured by previously unencumbered vessels in our then- existing fleet.

Capital Expenditures

We may make capital expenditures from time to time in connection with our vessel acquisitions.

C. Research and Development, Patents and License

None.

D. Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels in the drybulk carriers and tanker vessel sectors of the international shipping industry.

Drybulk Carrier Sector

Since the start of the financial crisis in 2008 the performance of the Baltic Dry Index (“BDI”), which measures the cost of shipping dry bulk commodities, has been characterized by high volatility, as the growth in the size of the drybulk fleet outpaced growth in vessel demand for an extended period of time. Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of 6.4% while the corresponding growth in tonne-mile demand for drybulk carriers grew by 4.3%, resulting in a drop of about 61% in the value of the BDI over the period. In 2022, the total size of the drybulk fleet in deadweight tons rose by about 2.9%, compared to a decline in tonne-mile demand of 1.5%, which resulted in a year over year drop of about 34% in the value of the BDI. In 2023, the total size of the drybulk fleet in deadweight tons rose by about 3.1%, compared to an increase in tonne-mile demand of 4.8%. However, in 2023, the value of the BDI declined by 28% compared to 2022 levels, mainly due to the cumulative fleet growth over recent years. Net fleet growth for 2024 was 3.1%, and expected to be around 2.2% in 2025. Fleet growth forecast is based on current order book, after assuming slippage and expected demolition.

Meanwhile, the war in Ukraine has amplified the volatility in the drybulk market with the BDI ranging between 965 and 3,369 in 2022. Specifically, the BDI ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022. During 2023, the BDI ranged from a low of 530 on February 16, 2023 and a high of 3,346 on December 4, 2023, while it stood at 2,203 on March 1, 2024. Similarly, average handysize drybulk carrier spot rates ranged from a low of $10,833 per day on December 30, 2022 and a high of $33,333 per day on March 25, 2022. During 2023, average handysize drybulk carrier spot rates ranged from a low of $7,000 per day on August 4, 2023 and a high of $18,250 per day on December 15, 2023 and stood at $13,667 per day on March 1, 2024. On April 15, 2025, the BDI stood at 1,263 compared to 1,821 one year earlier. The Baltic Dry Index which measures the cost of shipping dry bulk commodities, experienced notable fluctuations throughout 2024 and into early 2025. The highest point was on November 19, 2024, when the BDI reached 1,627 points, and the lowest point was on December 10, 2024, when the BDI fell to 1,156 points, marking a 15-month low at that time. Nevertheless, disruptions arising both from the Ukraine conflict and from recent vessel attacks in Red Sea compounded with tighter Panama Canal transit restrictions due to climate related issues, provide support in ton-mile demand as many vessels have to divert towards longer-haul routes. These factors resulting in fleet inefficiencies and support for drybulk charter rates may not continue.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the drybulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the drybulk freight market and our business would be difficult to predict. Historically, a positive relationship is registered between global inflation and drybulk vessel freight rates, and therefore the inflationary trends have not, and we do not expect them to have, a material impact on our results of operations. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially and we do not expect them to be in the future. Our vessels have made three voyages in 2022, five voyages in 2023, and eight voyages in 2024, carrying cargoes originating in the Russian ports of St. Petersburg, Kaliningrad and Ust-Luga, and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries, to the extent permitted by sanctions. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries. Another potential area of impact has to do with the crewing of our vessels, as Ukraine, Russia and Belarus are all major crewing hubs for the shipping industry. As a result, we expect disruptions and increased costs might be encountered in sourcing crew members for our fleet. This is expected to be a general issue for the shipping industry, which we do not expect will materially worsen our competitive position in the market. See “Risk Factors—Regulatory and legal risks as a result of our global operations, including with respect to sanctioned countries, could have a material adverse effect on our business, results of operations and financial condition.”

The escalating trade wars resulting from the tariffs recently imposed by the U.S., and by China and other countries in response, could result in global economic weaknesses and recessions, which may negatively impact demand for drybulk cargoes and in turn our drybulk carriers and the charter hire rates they are able to earn.

Tanker Vessel Sector

The tanker industry is both cyclical and volatile in terms of charter rates and profitability while geopolitical events affect the demand for seaborne transportation of crude oil and oil products. Indicatively, during the ten-year period from the first quarter of 2015 through the fourth quarter of 2024, average earnings for an Aframax tanker fluctuated between $3,479 to $90,991 per day on a quarterly basis while they stood at $29,954 per day on March 1, 2025.

Asset values are also subject to price fluctuations and market cyclicality. For example, the price of a 5-year-old Aframax tanker fluctuated between $29.0 million and $72.5 million during the ten-year period from the first quarter of 2015 through the fourth quarter of 2024 while it stood at $62.5 million on March 1, 2025.

In late 2019 and during the first half of 2020, tanker shipping charter rates reached near record highs driven mainly by extraordinary floating storage demand and dropped to less than operating cost levels by the end of the year. Specifically, average Aframax tanker earnings spiked over $50,000 per day in the fourth quarter of 2019 as compared to approximately $5,700 per day in the fourth quarter of 2020, $7,648 per day in the second quarter of 2021 and $11,093 in the fourth quarter of 2021. The geopolitical crisis between Russia and Ukraine caused tanker charter rates to rise significantly. Indicatively, average Aframax tanker earnings stood at $32,266 per day in the first quarter of 2022, spiked to $90,991 per day in the fourth quarter of 2022, to subsequently decline in the fourth quarter of 2023 at $61,277 per day. In 2024, tanker charter rates continued to increase for the first half of the year. In the second half of 2024, we witnessed a gradual decline in rates, however these maintained and continued to be at healthy levels from a long term perspective. Average charter rates in the second half of 2024 remained well below the average of first half of 2024, and apart from the usual volatility we have seen the average rate of the first quarter 2025 being similar to that of second half 2024.

Seaborne crude oil trade was significantly affected by the impact of the Covid-19 pandemic through disruptions arising from lockdowns in many countries and OPEC+ production cuts. Specifically, crude oil trade contracted by 2.2% to 292.6 million dwt in 2021 as compared to 7.5% or 299.2 million dwt in 2020. Nevertheless, in 2022 crude oil trade increased by 8.8% to 318.4 million dwt while in 2023 it increased by 5.2% or 335.0 million dwt and in 2024 it increased by 3.4% or 346.5 million dwt. The ongoing war in Ukraine and the embargo imposed by the European Union to Russian crude oil and refined petroleum products is creating shifts in trade patterns, benefiting longer-haul routes and thus supporting tanker tonne-mile demand and tanker vessel charter rates. Specifically, crude tanker demand in tonne-mile terms increased by 5.9% in 2023 and by 4.3% in 2024. Additionally, vessel attacks in the Red Sea and the subsequent disruption caused in the area appear to provide further support in crude tanker earnings as re-routing away from the area has caused vessels to travel longer distances.

The escalating trade wars resulting from U.S. tariff announcements could result in global economic weaknesses and recessions, which may result in stagnation or decline in demand for crude oil, the price of which initially declined significantly due to fears of a global economic slowdown, and in turn could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command.

Ordering activity has surged across the tanker segments, driven by robust market fundamentals, The orderbook showed a remarkable 81% increase in dwt for 2024. 21.2 million dwt is scheduled to be delivered in 2025, and 72.6 million dwt from 2026 to 2029. This upsurge is underpinned by exceptional output from Chinese shipyards, which are expected to contribute 12.2 million dwt, representing 59% of global tanker deliveries.

See “Business—Tanker Shipping Industry.”

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following sets forth, as of April 15, 2025, the name and position of each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry Vafias	47	Non-Executive Chairman, Class III Director	2022	2026
Dr. Diamantis Andriotis	43	Chief Executive Officer, President and Class I Director	2022	2025
John Kostoyannis	58	Class II Director	2023	2027
George Xiradakis	60	Class III Director	2023	2026
Nina Pyndiah	62	Chief Financial Officer

Certain biographical information about each of these individuals is set forth below.

Harry N. Vafias is Non-executive Chairman of the Board of Directors of our company. He has also been Chairman of the Board of Directors and Chief Executive Officer and President of Imperial Petroleum Inc., which is listed on the Nasdaq Capital Market, since its inception in May 2021 and the President and Chief Executive Officer and a member of the Board of Directors of StealthGas Inc., which is listed on the Nasdaq Global Select Market, since its inception in December 2004 and its Chief Financial Officer since January 2014. Mr. Vafias has been actively involved in the drybulk, tanker and gas shipping industry since 1999. Mr. Vafias worked at Seascope, a leading ship brokering firm specializing in sale and purchase of vessels and chartering of oil tankers. Mr. Vafias also worked at Braemar, a leading ship brokering firm, where he gained extensive experience in tanker and dry cargo chartering. Seascope and Braemar merged in 2001 to form Braemar Seascope Group plc, a public company quoted on the London Stock Exchange and one of the world’s largest ship brokering and shipping service groups. From 2000 until 2004, he worked at Stealth Maritime and Brave Maritime, companies providing comprehensive ship management services, where Mr. Vafias headed the operations and chartering departments of Brave Maritime and served as manager for the sale and purchase departments of both Stealth Maritime and Brave Maritime. Mr. Vafias graduated from City University Business School in the City of London in 1999 with a B.A. in Management Science and from Metropolitan University in 2000 with a master’s degree in Shipping, Trade and Transport.

Dr. Diamantis Andriotis has been our Chief Executive Officer, President and a member of the Board of Directors of our company since its inception in July 2022. Since 2008, Dr. Andriotis has worked for Stealth Maritime Corporation SA, where he holds the position of Chief Executive Officer, and since 2014 he has been the Chief Technical Officer of StealthGas Inc. He has actively participated in the design of several new ships towards improved efficiency, reduced environmental footprint and maximizing operability as well as compliance with chartering requirements. Working for Vafias family companies he has contributed to the expansion of the fleet having gained extensive experience in every aspect of ship management. Dr. Andriotis studied Mechanical Engineering at City University, London. His Doctorate degree, under sponsorship by the world’s largest marine engine manufacturer, MAN B&W, involved experimental and numerical investigations of Diesel Engine fuel systems. During and after his PhD he performed research at City University for various companies including Caterpillar (USA) and participated to various projects like the DTi project for the design of radically low emission diesel fuels. Dr. Andriotis is an active member of the committees of the leading classification societies as well as other shipping industry organizations.

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

George Xiradakis has served on our Board of Directors since 2023. He has also been a member of the Board of Directors of Imperial Petroleum since 2021. Mr. Xiradakis is the founder and Managing Director of XRTC Business Consultants Ltd. (“XRTC”) (January 1999). The company was established in order to represent financial institutions in the Greek territory and initially acted as the exclusive Shipping Representative of Credit Lyonnais Group in Greece. XRTC expanded its scope as Financial and Advisor Consultant for Greek Shipping, offering its services in national and International Institutions and Organizations. From February 2005 to 2008, XRTC acted as shipping finance consultant of the French banking group NATIXIS. He is also the General Secretary of the Association of Banking and Financial Executives of Hellenic Shipping, Vice President of China Hellenic Chamber (HCCI), Vice President (International and Financial Relations) of the China-Greece Association. He served as the President of the International Propeller Club, Port of Piraeus from 2013 to 2019 and he acted as a VP of the International Propeller Club of the United States. He is now Emeritus President of International Propeller Club, Port of Piraeus, Emeritus Member of The Piraeus Chamber of Commerce & Industry, Member of the Mediterranean Committee of China Classification Society, Piraeus Marine Club, Hellenic Maritime Museum and Hellas Liberty Floating Museum. He has also been a member of Boards of Directors of other U.S.-listed shipping companies.

Nina Pyndiah is our Chief Financial Officer. She has served as our Chief Financial Officer since the completion of the Spin-Off. Ms. Pyndiah is a Certified Internal Auditor, with over 30 years’ experience in private, public and industry practices in London and Athens. Her areas of expertise include Internal Audit, External Audit, Financial Controller, Internal Controls over Financial Reporting, Accounting and Investigations. She has been the Internal Auditor of StealthGas Inc. since 2006. Ms. Pyndiah is a member of the Institute of Internal Auditors.

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Imperial Petroleum or our or its affiliates. The amount of time our officers and such other individuals providing services to us will allocate between our business and the business of our affiliates will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activity of each business. While there are no formal requirements or guidelines for the allocation of time spent between our business and the other businesses they are involved in, the performance of their duties are subject to the ongoing oversight of our board of directors.

B. Compensation of Directors and Senior Management

Our Chief Executive Officer who also serves on our Board of Directors does not receive additional compensation for his service as a director. Our Non-Executive Chairman, Harry Vafias, receives compensation for his service as a director of €72,000 per annum and each independent director receives fees of €25,000 per annum plus reimbursement of their out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

We have no direct employees. Our manager employs and provides us with the services of our Chief Executive Officer, Chief Financial Officer and any other management executives the Company may require. In each case their services are provided under the management agreement with Brave Maritime. Brave Maritime compensates each of these individuals for their services and we, in turn, reimburse Brave Maritime for their compensation. The aggregate cash compensation to our officers in 2023 and 2024 was $0.3 million and $0.4 million, respectively, and we expect such cash compensation to be approximately $0.4 million in 2025. Prior to the Spin-Off, neither we nor Brave Maritime paid any compensation to our executive officers.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan”, and in 2023 and 2024 we granted the restricted shares and stock options described in that section to our executive officers and directors. We recognized non-cash stock-based compensation expense of $0.04 million in 2023 and $0.3 million in 2024 relating to these stock awards, and had unrecognized non-cash stock-based compensation expense of $0.5 million as of December 31, 2024, which we expect to recognize over a weighted average period of 1.3 years. Of these amounts of recognized non-cash stock-based compensation expense, $0.001 million in 2023 and $0.01 million in 2024 related to restricted share to our executive officers and $0.04 million in 2023 and $0.3 million in 2024 related to restricted share and option awards to the non-executive directors, including our non-executive chairman.

C. Board Practices

We have four members on our Board of Directors. The Board of Directors may change the number of directors to not less than three, nor more than 12, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board of Directors. The current term of our Class I director expires in 2025, the term of our Class II director expires in 2027 and the term of our Class III directors expires in 2026.

Corporate Governance

Our Board of Directors and our Company’s management review our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the Nasdaq Stock Market and the SEC.

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

The Audit Committee is appointed by the Board of Directors and is responsible for, amongst other matters, overseeing the:

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

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is appointed by the Board of Directors, and is responsible for, among other matters:

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

Compensation Committee

The Compensation Committee is appointed by the Board of Directors and is responsible for, among other matters:

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

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that complies with the applicable guidelines issued by the SEC, copies of which are available on our website, www.C3is.pro, under “Company Profile – Corporate Governance” and upon written request by our stockholders at no cost.

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

As of April 15, 2025, 38 officers and 49 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

On November 6, 2023, an aggregate of 514 restricted shares of common stock were granted under the Equity Compensation Plan to our Non-Executive Chairman and 16 restricted shares of common stock were granted to our Chief Financial Officer, 50% of which restricted shares vested on November 6, 2024 and 50% of which are scheduled to vest on November 6, 2025, subject to continued service with the Company. On September 16, 2024, an aggregate of 22,667 restricted shares of common stock were granted under the Equity Compensation Plan to our Non-Executive Chairman, 50% of which are scheduled to vest on September 16, 2025 and 50% of which are scheduled to vest on September 16, 2026, which shares remain subject to forfeiture if the time-based vesting conditions are not satisfied, and stock options to purchase up to 10,000 shares of common stock, 50% of which are scheduled to vest on September 16, 2025 and 50% of which are scheduled to vest on September 16, 2026, subject to satisfaction of time-based vesting criteria. On September 16, 2024, in order to incentivize and align the interests of certain individuals providing services to us, the Board of Directors also delegated to our Chief Executive Officer and Director the authority to grant to our employees, employees of Brave Maritime S.A., or other persons providing services to us compensatory awards in the aggregate amount of up to 13,333 fully vested or restricted shares of common stock, subject to vesting for a period of up to three years, as determined by our Chief Executive Officer and Director at the time of grant, within one year.

Item 7.	Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of April 15, 2025 by:

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

In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 15, 2025 are considered as beneficially owned by the person holding such options, warrants or rights. The applicable percentage of ownership for each stockholder is based on 780,768 shares of Common Stock issued and outstanding as of April 15, 2025. As of April 15, 2025, we also had outstanding Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 warrants and C-2 Warrants and Series A Convertible Preferred Shares, as described in “Item 10. Additional Information-A. Share Capital.” .

Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to us. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held. The Series A Convertible Preferred Shares entitle Imperial Petroleum to a number of votes equal to the number of our Common Shares into which the shares are then convertible multiplied by 30 provided however, that voting rights may not be exercised pursuant to Series A Convertible Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Convertible Preferred Shares, Common Shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. See “Item 10. Additional Information—A. Share Capital—Series A Convertible Preferred Shares.”

	Common Shares Beneficially owned
Name of Beneficial Owner	Number	Percentage
5% Beneficial Owners
Imperial Petroleum Inc.(1)	4,935,671	86.8%
Pandora Consultants II SA.(2)	42,947	5.5%
Executive Officers and Directors
Harry Vafias (3)	95,578	12.2%
Dr. Diamantis Andriotis	—	*
John Kostoyannis	—	*
George Xiradakis	—	*
Nina Pyndiah	16	*
All executive officers and directors as a group (five persons)	95,594	12.2%

*	Less than 1%.
(1)

Based on a Schedule 13D/A filed with the SEC on April 15, 2025, Imperial Petroleum Inc. owns 600,000 Series A Convertible Preferred Shares. Through its beneficial ownership of our Series A Convertible Preferred Shares, Imperial Petroleum is entitled to cast a number of votes for all matters on which our common shareholders are entitled to vote equal to the number of Common Shares into which such shares are convertible multiplied by 30; provided however, that voting rights may not be exercised pursuant to Series A Convertible Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Convertible Preferred Shares, Common Shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Our Series A Convertible Preferred Shares may be converted into our Common Shares, at Imperial Petroleum’s option at a conversion price currently equal to $3.0391. The conversion price will be adjusted to the lowest price of issuance of Common Shares by the Company in any registered offering of Common Shares after the original issuance of Series A Convertible Preferred Shares.

(2)

Based on a Schedule 13D filed with the SEC on May 24, 2024, based on this Schedule 13D, Ms. Theano Vafias and her husband, Mr. Nikolaos Vafias, the parents of our Non-Executive Chairman, control Pandora Consultants II SA and indirectly beneficially own the 644,103 shares held by Pandora Consultants II SA.

(3)

Based on a Schedule 13D/A filed with the SEC on September 18, 2024. Includes 22,923 restricted shares of Common Stock outstanding as of the date hereof, of which 11,333 vest on September 16, 2025, 257 vest on

November 6, 2025 and 11,333 vest on September 16, 2026. These shares remain subject to forfeiture if the time-based vesting conditions are not satisfied. Excludes 10,000 shares issuable upon exercise of unvested stock options, 5,000 of which vest on September 16, 2025 and 5,000 of which vest on September 16, 2026, subject to satisfaction of time-based vesting criteria.

Our common stock began regular-way trading on the Nasdaq Capital Market on June 22, 2023. As of April 15, 2025, we had seven common stockholders of record. CEDEFAST, as nominee for the Depository Trust Company, is the only common stockholder of record located in the United States and held in the aggregate 757,498 shares of common stock, representing approximately 97% of our outstanding shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non–United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Contribution and Distribution Agreement

We entered into the Contribution and Distribution Agreement with Imperial Petroleum in connection with the Spin-Off. The Contribution and Distribution Agreement sets forth the agreements between us and Imperial Petroleum regarding the contribution of the subsidiaries owning the vessels comprising our initial fleet and $5,000,000 in cash for working capital, which were the principal transaction necessary to separate us from Imperial Petroleum. The Contribution and Distribution Agreement also provides that Imperial Petroleum receive 600,000 shares of our Series A Convertible Preferred Shares, which it did not distribute in the Spin-Off and continues to own. See “Item 10. Additional Information—A. Share Capital —Series A Convertible Preferred Shares.”

The Contribution and Distribution Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between us and Imperial Petroleum, if any. Following the Spin-Off, Imperial Petroleum and C3is operate independently, and neither has any ownership interest in the other, other than Imperial Petroleum’s ownership of C3is Inc.’s Series A Convertible Preferred Shares, nor is there any other ongoing relationships between Imperial Petroleum and C3is after the separation.

On the distribution date, Imperial Petroleum distributed to its stockholders and warrant holders all of our Common Shares then outstanding.

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

Brave Maritime (and Stealth Maritime, through Brave Maritime, prior to the Spin-Off) also provides crew management services to our vessels. These services have been subcontracted to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Brave Maritime. The Company pays to Brave Maritime a fixed monthly fee of $2,500 per vessel for these crew management services. For the years ended December 31, 2024 and 2023 crew management fees were $0.11 million and $0.07 million, respectively, while for the period from July 25, 2022 to December 31, 2022 crew management fees were $0.01 million. For the period from January 1, 2022 to October 18, 2022 (Predecessor) crew management fees were $0.02 million.

For the years ended December 31, 2024 and 2023, respectively, as well as for the periods January 1, 2022 to October 18, 2022 (Predecessor) and for the period July 25, 2022 to December 31, 2022, Brave Maritime received a fixed management fee of $440 per vessel per day operating under a voyage or time charter, in each case, pro-rated for the calendar days vessels were owned, with respect to the vessels in our fleet. For the period January 1, 2023 to June 21, 2023, the date that the Spin-Off was completed, as well as for the period July 25, 2022 to December 31, 2022, Brave Maritime received this fee through Stealth Maritime.

Under the management agreement with Brave Maritime, Brave Maritime arranges for supervision onboard of the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, we will be charged $500 for each additional day.

We pay our manager, Brave Maritime, a commission equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels which amounted to $0.5 million and $0.3 million for the years ended December 31, 2024 and 2023, respectively, and $0.04 million for the period from July 25, 2022 to December 31, 2022. Brave Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf which amounted to $0.2 million and $0.4 million for the years ended December 31, 2024 and 2023, respectively, and $0.4 million for the period from July 25, 2022 to December 31, 2022. For the period January 1, 2023 to June 21, 2023, date that Spin-Off was completed, as well as for the period July 25, 2022 to December 31, 2022 Brave Maritime received the above commissions and fees through Stealth Maritime.

Under the management agreement we entered into with Brave Maritime in conjunction with the Spin-Off, we pay management fees at the same rate as Stealth Maritime had been paid for these services by Imperial Petroleum Inc.

The management fees—related party for the years ended December 31, 2024 and 2023 were $0.6 million and $0.4 million, respectively, while for the period from July 25, 2022 to December 31, 2022 were $0.1 million and for the period from January 1, 2022 to October 18, 2022 (Predecessor) were $0.2 million.

We reimbursed Brave Maritime for its payment for services related to our executive officers, which totaled approximately $0.4 million in 2024 and $0.3 million for the period from the date of the Spin-off in June 2023 through December 31, 2023.

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

Vessel Acquisitions

On July 7, 2023, we entered into an agreement to acquire one Aframax oil tanker, built at Samsung shipyard, South Korea in 2010, with a cargo carrying capacity of approximately 115,804 dwt, from Imperial Petroleum Inc. for a purchase price of $43 million. Payment of 10% of the purchase price was effected at the agreement date, with the remaining amount of $38.7 million paid in full in July 2024. The transaction was approved by the Company’s audit committee, comprising of independent directors. Interest expense incurred in connection with the remaining amount paid in July 2024, amounted to $1.6 million and $1.4 million for the years ended December 31, 2024 and 2023, respectively.

On April 10, 2024, we entered into an agreement to acquire one handysize drybulk carrier, built in Japan in 2012, with a cargo carrying capacity of approximately 33,664 dwt, from an affiliate of Brave Maritime, which is affiliated with members of the Vafias family, for a purchase price of $16.19 million. Payment of 10% of the purchase price was effected in April 2024, with the remaining amount of $14.57 million paid in April 2025. The vessel was delivered to us in May 2024. The transaction was approved by the Company’s audit committee, comprising of independent directors. Interest expense incurred in connection with the remaining amount paid in April 2025, amounted to $0.8 million for the year ended December 31, 2024.

Office Space

Brave Maritime provided office space to us without charge for the first year following the completion of the Spin-Off in June 2023. From June 2024 we have been paying a lease rate of €5,000 per month for a term which expires in June 2025, and is automatically renewed on an annual basis, unless a one-month written notice is provided prior to the expiration of the term.

C. Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described above and in Note 15 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no other significant change has occurred since the date of such consolidated financial statements.

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

A. Share Capital

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form. As of April 15, 2025, we had 780,768 shares of common stock outstanding. As of April 15, 2025, we also had outstanding Class A Warrants to purchase up to 3,177 shares of common stock at an exercise price of $630.00 per share, outstanding Class B-1 Warrants to purchase up to 52,511 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, or pursuant to alternative cashless exercise for no consideration, outstanding Class B-2 Warrants to purchase up to 3,087,842 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, outstanding Class C-1 Warrants to purchase up to 12,649 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, or pursuant to alternative cashless exercise for no consideration, and outstanding Class C-2 Warrants to purchase up to 3,189,403 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, and 600,000 Series A Convertible Preferred Shares, with an aggregate liquidation preference of $15,000,000 and a conversion price of $3.0391, issued and outstanding.

All share amounts reflect the (1) 1-for-100 reverse split of the Common Stock effected by us at 11:59 pm, Eastern Time, on April 11, 2024, (2) 1-for-2.5 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on December 31, 2024; and the (3) 1-for-6 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 3, 2025.

Common Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share, of which 780,768 were issued and outstanding as of April 15,2025. As of April 15, 2025, we also had outstanding Class A Warrants to purchase up to 3,177 shares of common stock at an exercise price of $630.00 per share, outstanding Class B-1 Warrants to purchase up to 52,511 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, or pursuant to alternative cashless exercise for no consideration, outstanding Class B-2 Warrants to purchase up to 3,087,842 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, outstanding Class C-1 Warrants to purchase up to 12,649 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, or pursuant to alternative cashless exercise for no consideration, and outstanding Class C-2 Warrants to purchase up to 3,189,403 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, and 600,000 Series A Convertible Preferred Shares, with an aggregate liquidation preference of $15,000,000 and a conversion price of $3.0391, issued and outstanding.

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

At a special meeting of shareholders on March 20, 2025, our shareholders approved one or more amendments of the Company’s amended and restated articles of incorporation to effect one or more reverse stock splits of the shares of our common stock issued and outstanding at the time of the reverse split at an exchange ratio of between one-for-two and one-for-1,000, and cumulatively no more than one-for-1,000, with the Board of Directors to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios; provided that any such split is implemented prior to the third anniversary of such meeting.

Preferred Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, of which 600,000 shares are designated as Series A Convertible Preferred Shares all of which were issued and outstanding on April 15, 2025. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the relative voting power of the holders of our Common Shares. See “—Series A Convertible Preferred Shares” below.

Distribution Agent, Transfer Agent and Registrar

Equiniti Trust Company, LLC serves as transfer agent and registrar for the C3is Common Shares and warrant agent for the Class A Warrants.

Listing

Our Common Shares are listed on the Nasdaq Capital Market under the symbol “CISS.”

Warrants

General. As of April 15, 2025, we had outstanding Class A Warrants to purchase up to 3,177 shares of common stock at an exercise price of $630.00 per share, outstanding Class B-1 Warrants to purchase up to 52,511 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, or pursuant to alternative cashless exercise for no consideration, outstanding Class B-2 Warrants to purchase up to 3,087,842 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, outstanding Class C-1 Warrants to purchase up to 12,649 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment, or pursuant to alternative cashless exercise for no consideration, and outstanding Class C-2 Warrants to purchase up to 3,189,403 shares of common stock at an exercise price of $3.0391 per share, subject to adjustment.

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

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the Class A Warrants is $630.00 per share. The exercise price and number of shares of common stock issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

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

Fundamental Transactions. In the event of a fundamental transaction, as described in the Class A Warrants, and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Class A Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Class A Warrant, in the event of certain fundamental transactions, the holders of the Class A Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Class A Warrants on the date of consummation of such transaction law.

Governing Law. The Class A Warrants and related warrant agency agreement are governed by New York.

Class B-1 Warrants

The following summary of certain terms and provisions of the Class B-1 Warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to the form of the Class B-1 Warrant, which is filed as an exhibit to this Annual Report.

Exercisability. Each Class B-1 Warrant entitles its holder to purchase one Common Share at an exercise price of $3.0391 per share, subject to adjustment. Each Class B-1 Warrant is immediately exercisable upon issuance and will expire on the fifth anniversary of the issuance date of January 23, 2024. Each Class B-1 Warrant is exercisable, at the option of the holder, in whole or in part upon delivery to the Company of a duly executed notice of exercise and payment in full of the aggregate exercise price for the number of Common Shares to be purchased, provided, however, that if at the time of exercise, there is no effective registration statement, or the prospectus contained therein is not available, for the issuance of Common Shares underlying the Class B-1 Warrants, a holder may, in its sole discretion, elect to exercise the Class B-1 Warrant through a cashless exercise, in which case such holder will receive a number of Common Shares determined according to the formula set forth in the form of the Class B-1 Warrant. If the holder of any Class B-1 Warrant would be entitled, upon the exercise of such warrant, including by reason of any adjustment as described below, to receive a fractional interest in a Common Share, we will, upon such exercise, round up to the nearest whole number the number of Common Shares to be issued to such holder. Subject to applicable laws, the Class B-1 Warrants may be offered for sale, sold, transferred or assigned without our consent. We do not intend to apply to list the Class B-1 Warrants on any securities exchange or nationally recognized trading system.

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

Exercisability. Each Class B-2 Warrant entitles its holder to purchase one Common Share at an exercise price of $3.0391 per share, subject to adjustment. Each Class B-2 Warrant is immediately exercisable upon issuance and will expire on the fifth anniversary of the issuance date of January 23, 2024. Each Class B-2 Warrant is exercisable, at the option of the holder, in whole or in part upon delivery to the Company of a duly executed notice of exercise and payment in full of the aggregate exercise price for the number of Common Shares to be purchased. If the holder of any Class B-2 Warrant would be entitled, upon the exercise of such warrant, including by reason of any adjustment as described below, to receive a fractional interest in a Common Share, we will, upon such exercise, round up to the nearest whole number the number of Common Shares to be issued to such holder. Subject to applicable laws, the Class B-2 Warrants may be offered for sale, sold, transferred or assigned without our consent. We do not intend to apply to list the Class B-2 Warrants on any securities exchange or nationally recognized trading system.

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

Exercisability. Each Class C-1 Warrant entitles its holder to purchase one Common Share at an exercise price of $3.0391 per share, subject to adjustment. Each Class C-1 Warrant is immediately exercisable upon issuance and will expire on the fifth anniversary of the issuance date of March 19, 2024. Each Class C-1 Warrant is exercisable, at the option of the holder, in whole or in part upon delivery to the Company of a duly executed notice of exercise and payment in full of the aggregate exercise price for the number of Common Shares to be purchased, provided, however, that if at the time of exercise, there is no effective registration statement, or the prospectus contained therein is not available, for the issuance of Common Shares underlying the Class C-1 Warrants, a holder may, in its sole discretion, elect to exercise the Class C-1 Warrant through a cashless exercise, in which case such holder will receive a number of Common Shares determined according to the formula set forth in the form of the Class C-1 Warrant. If the holder of any Class C-1 Warrant would be entitled, upon the exercise of such warrant, including by reason of any adjustment as described below, to receive a fractional interest in a Common Share, we will, upon such exercise, round up to the nearest whole number the number of Common Shares to be issued to such holder. Subject to applicable laws, the Class C-1 Warrants may be offered for sale, sold, transferred or assigned without our consent. We do not intend to apply to list the Class C-1 Warrants on any securities exchange or nationally recognized trading system.

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

Subject to certain exemptions outlined in the Class C-1 Warrant, if we sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Shares or convertible security, at an effective price per share less than the exercise price of the Class C-1 Warrant then in effect, the exercise price will be reduced to such price, provided that, the exercise price will not be less than the greater of (1) twenty percent (20%) of the Nasdaq Minimum Price, as defined in Nasdaq Listing Rule 5635(d)(1)(A), on the original issuance date of the Class C-1 Warrants of March 19, 2024, which equals to $9.00, or (2) $0.10.

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

Exercisability. Each Class C-2 Warrant entitles its holder to purchase one Common Share at an exercise price of $3.0391 per share, subject to adjustment. Each Class C-2 Warrant is immediately exercisable upon issuance and will expire on the fifth anniversary of the issuance date of March 19, 2024. Each Class C-2 Warrant is exercisable, at the option of the holder, in whole or in part upon delivery to the Company of a duly executed notice of exercise and payment in full of the aggregate exercise price for the number of Common Shares to be purchased. If the holder of any Class C-2 Warrant would be entitled, upon the exercise of such warrant, including by reason of any adjustment as described below, to receive a fractional interest in a Common Share, we will, upon such exercise, round up to the nearest whole number the number of Common Shares to be issued to such holder. Subject to applicable laws, the Class C-2 Warrants may be offered for sale, sold, transferred or assigned without our consent. We do not intend to apply to list the Class C-2 Warrants on any securities exchange or nationally recognized trading system.

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

Subject to certain exemptions outlined in the Class C-2 Warrant, if we sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Shares or convertible security, at an effective price per share less than the exercise price of the Class C-2 Warrant then in effect, the exercise price will be reduced to such price, provided that, the exercise price will not be less than the greater of (1) twenty percent (20%) of the Nasdaq Minimum Price, as defined in Nasdaq Listing Rule 5635(d)(1)(A), on the original issuance date of the Class C-1 Warrants of March 19, 2024, which equals to $9.00, or (2) $0.10, and the number of Common Shares issuable upon exercise will be proportionately adjusted such that the aggregate exercise price will remain unchanged.

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

Series A Convertible Preferred Shares

General. We have 600,000 Series A Convertible Preferred Shares authorized, and 600,000 Series A Convertible Preferred Shares issued and outstanding, all of which are held by Imperial Petroleum. The Series A Convertible Preferred Shares entitle the holder thereof to receive cumulative cash dividends when, as and if declared by our board of directors out of legally available funds for such purpose. The Series A Convertible Preferred Shares are fully paid and non-assessable. Each share of Series A Convertible Preferred Shares has a fixed liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared.

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

Conversion. Our Series A Convertible Preferred Shares are convertible into our Common Shares at the holder’s option at any time and from time to time, commencing 90 days after the original issue date of the Series A Convertible Preferred Shares, at a conversion price equal to 150% of the volume weighted average price per Common Share over the five consecutive trading day period commencing on the trading day immediately succeeding the original issuance date of the Series A Convertible Preferred Shares (adjusted for any stock splits, reverse stock splits or stock dividends). The conversion price is adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Stock on June 21, 2023, including any subsequent adjustments of the price for such shares, and, accordingly, has been adjusted to $3.0391, accounting for the adjustment of the exercise price of the Class B-1, B-2, C-1 and C-2 Warrants previously issued in registered offerings based on the daily VWAP for the Common Shares during an adjustment period relating to the reverse split effected on April 3, 2025 at 11:59 p.m., Eastern time. The conversion price will be further adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares, including any subsequent adjustments of the price for such shares.

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

B. Articles of Incorporation and Bylaws

Our amended and restated articles of incorporation, as amended, and amended and restated bylaws are filed as Exhibit 1.1 and 1.2, respectively, hereto.

Purpose.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (“BCA”). Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

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

C. Material Contracts

We refer to “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements outside the ordinary course of our business to which we are a party. We have entered into a management agreement with Brave Maritime as described in “Item 7. Major Stockholders and Related Party Transactions—Related Party Transactions – Management Arrangements.”

Other than the agreements discussed in the aforementioned section of this Annual Report, we have no material contracts, other than contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party.

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

United States Federal Income Tax Consequences

The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury (the “Treasury Regulations”), all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of C3is’ business as described in “Business” above and assumes that C3is will conduct its business as described in that section.

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

•

more than 50% of the value of C3is’ stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of a foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•

C3is’ stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

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

Taxation in Absence of Exemption

If the benefits of Section 883 of the Code are unavailable for any taxable year, C3is’ U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, will be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions (“4% gross basis tax regime”). Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code are unavailable and C3is’ U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, C3is may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

C3is’ U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	C3is has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

Substantially all of C3is’ U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

C3is does not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of C3is’ shipping operations and other activities, C3is believes that none of its U.S.-source shipping income will be “effectively connected” with the conduct of a United States trade or business.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by C3is with respect to its common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” to the extent of C3is’ current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of C3is’ current or accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis their common stock on a dollar-for-dollar basis and thereafter as capital gain. Because C3is is not a United States corporation, U.S. Holders that are corporations will generally not be entitled to claim a dividends received deduction with respect to any distributions such corporate U.S. Holders receive. Dividends paid with respect to the C3is common stock will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

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

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as U.S.- source income, depending in general upon the ratio for that taxable year of our U.S.-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive category income or, in the case of certain types of United States holders, general category income for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph), special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

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

Expiration of Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants without Exercise

Upon the lapse or expiration of a Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long- term capital loss if the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock or Class C Warrants in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, C3is will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants, either:

•

at least 75% of C3is’ gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of C3is’ assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.

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

Based on C3is’ current and anticipated operations and future projections, C3is does not believe that it was a PFIC for its 2023 taxable year, and does not expect to be a PFIC for its 2024 taxable year or the current taxable year. Although there is no legal authority directly on point, and C3is is not relying upon an opinion of counsel on this issue, C3is’ belief is based principally on the position that, for purposes of determining whether C3is is a PFIC, the gross income C3is derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that C3is or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether C3is is a PFIC. C3is believes there is substantial legal authority supporting its position consisting of case law and IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with C3is’ position. In addition, although C3is intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of C3is’ operations will not change in the future.

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

U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election with respect to C3is common stock (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of C3is’ ordinary earnings and of C3is’ net capital gain, if any, for C3is’ taxable year that ends with or within the taxable year of the Electing Holder. C3is’ net operating losses or net capital losses would not pass through to the Electing Holder and will not offset C3is’ ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock). Distributions received from C3is by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of C3is’ ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common stock would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in C3is common stock. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of C3is common stock. In order for an Electing Holder to make a QEF election, we would need to provide such Electing Holder with annual information regarding C3is. If we were aware that we were to be treated as a PFIC for any taxable year, we currently expect that we would provide each United States Holder with all necessary information, to the extent reasonably available, in order to make the QEF election described above with respect to our common stock. A QEF election will not be available with respect to the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants.

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

Interest rate risk

We will be subject to market risks relating to changes in interest rates to the extent we incur floating rate debt under any future loan agreements or other financing arrangements. Currently we have, and during 2024 we had, no interest rate swap agreements outstanding and no outstanding bank debt or other floating rate debt.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 15.1% of our expenses in currencies other than U.S. dollars in 2024 (2023: 18.7%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of April 15, 2025, we have no payment obligations related to the building of vessels in currencies other than U.S. dollars.

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

a. Disclosure Controls and Procedures

Our management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2024. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2024.

b. Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2024, management used the ‘criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2024 the Company’s internal control over financial reporting was effective.

c. Attestation Report of the Registered Public Accounting Firm.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Our report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission for “emerging growth companies” that permit us to provide only management’s report in this Annual Report.

d. Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, we have made no changes to our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16.

Item 16A	Audit Committee Financial Expert

The Board has determined that George Xiradakis is an Audit Committee financial expert as defined by the U.S. Securities and Exchange Commission and meets the applicable independence requirements of the U.S. Securities and Exchange Commission and the Nasdaq Stock Market.

Item 16B	Code of Ethics

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://c3is.pro. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2024.

Item 16C	Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements for fiscal years ended 2022, 2023 and 2024, acting as our independent auditor since our inception in 2022. All services provided by Deloitte were pre-approved by the Audit Committee. Those services provided before the completion of our Spin-Off on June 21, 2023, were pre-approved by the Audit Committee of Imperial Petroleum Inc. The chart below sets forth the total amount billed and accrued for Deloitte for services performed in 2023 and 2024 and breaks down these amounts by the category of service (in thousands):

	2023	2024
Audit fees	$203	$205
Assurance/audit related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	$203	$205

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements, (ii) the review of our quarterly financial information (iii) audit services provided in connection with filing of registration statements and related consents and comfort letters and other audit services required for SEC or other regulatory filings.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2023 or 2024.

(3) Tax Fees

Deloitte did not provide any tax services in 2023 or 2024.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2023 or 2024.

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
We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards that apply to us. A copy of our insider trading policy is filed as Exhibit 11.3 to this Annual Report on Form
20-F.
In addition, with regard to our trading in our own securities, it is our policy to comply with the applicable insider trading laws, rules and regulations, and any exchange listing st anda
rds when engaging in transactions in our securities.

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
Additionally, our manager has implemented a process to conduct cybersecurity awareness training for employees during onboarding
and
, thereafter, throughout the year, and conducts regular phishing simulations in an effort to raise awareness of spoofed or manipulated electronic communications and other cybersecurity threats.
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
Governance
Our Board of Directors has ultimate responsibility for the oversight of cybersecurity risks and responses to cybersecurity incidents, should they arise. The Board of Directors is informed periodically regarding the status of initiatives to further reduce cybersecurity risk by our Manager’s
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

Our manager’s Head of IT, alongside the head of our manager’s legal function and our Chief Financial Officer, provide quarterly reports to the Board of Directors covering cybersecurity and other information technology risks a ffecti
ng us. These reports may include reviewing our manager’s current infrastructure and the status of key cybersecurity initiatives, including the status of ongoing mitigation efforts, providing insights into the latest cybersecurity threats, and discussing any recent security incidents impacting similarly-situated companies. In the event of a cybersecurity incident, we have implemented a process in which our Chief Financial Officer and the head of our manager’s legal function would report such incident to our board
of directors if the incident is determined to present critical risk to us.
Although risks from cybersecurity threats have not to date materially affected us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. See “Item 3.D. Risk Factors—Relating to Our Industry— A cyber-attack could materially disrupt our business”.

PART III

Item 17.	Financial Statements

See Item 18

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Restated Articles of Incorporation of the Company, as amended by Articles of Amendment, dated April 11, 2024, to Restated Articles of Incorporation, Articles of Amendment, dated December 31, 2024, to Restated Articles of Incorporation and Articles of Amendment, dated April 3, 2025, to Restated Articles of Incorporation

1.2	Amended and Restated Bylaws of C3is Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-276430) filed with the SEC on January 8, 2024)

1.3	Statement of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-272939) filed with the SEC on June 26, 2023)

2.1	Description of Securities

4.1	Management Agreement between C3is Inc. and Brave Maritime Corp. Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1/A (File No. 333-271228) filed with the SEC on May 17, 2023)

4.2	Warrant Agency Agreement, dated July 5, 2023, by and between the Company and Equiniti Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2023)

4.3	Form of Class A Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2023)

4.4	Form of Class B-1 Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on January 23, 2024).

4.5	Form of Class B-2 Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on January 23, 2024).

4.6	Form of Class C-1 Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 19, 2024).

4.7	Form of Class C-2 Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on March 19, 2024).

4.8	Contribution Agreement between C3is Inc. and Imperial Petroleum Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A (File No. 333-271228) filed with the SEC on May 17, 2023)

4.9	Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1/A (File No. 333-271228) filed with the SEC on May 17, 2023)

8	Subsidiaries

Number	Description

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1/A (File No. 333-271228) filed with the SEC on May 17, 2023)

11.2	Insider Trading Policy

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Certified Public Accountants S.A., Independent Registered Public Accounting Firm, C3is Inc. (Predecessor)

15.2	Consent of Deloitte Certified Public Accountants S.A., Independent Registered Public Accounting Firm, C3is Inc. (Successor)

97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 30, 2024)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

C3IS INC.

By:	/s/ Dr. Diamantis Andriotis
Name:	Dr. Diamantis Andriotis
Title:	Chief Executive Officer

Date: April 28, 2025

INDEX TO FINANCIAL STATEMENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF C3IS INC.

Report of Independent Registered Public Accounting Firm (PCAOB ID No. 1163)	F-2
Consolidated balance sheets as of December 31, 2023 and December 31, 2024	F-3
Consolidated statements of operations for the period from July 25, 2022 to December 31, 2022 and for the years ended December 31, 2023 and 2024	F-4
Consolidated statements of stockholders’ equity for the period from July 25, 2022 to December 31, 2022 and for the years ended December 31, 2023 and 2024	F-5
Consolidated statements of cash flows for the period from July 25, 2022 to December 31, 2022 and for the years ended December 31, 2023 and 2024	F-7
Notes to the consolidated financial statements	F-9

AUDITED COMBINED FINANCIAL STATEMENTS OF C3IS INC. PREDECESSOR

Report of Independent Registered Public Accounting Firm	F-2 9
Combined statements of comprehensive income for the period from January 1, 2022 to October 18, 2022	F- 30
Combined statements of changes in stockholders’ equity for the period from January 1, 2022 to October 18, 2022	F-3 1
Combined statements of cash flows for the period from January 1, 2022 to October 18, 2022	F-3 2
Notes to the combined financial statements	F-3 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
C3is Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of C3is Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations, stockholders’ equity, and cash flows, for the period from July 25, 2022 to December 31, 2022 and for the years ended December 31, 2023 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for the period from July 25, 2022 to December 31, 2022 and for the years ended December 31, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America.
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
April 28, 2025
We have served as the Company’s auditor since 2022.

C3is Inc.
Consolidated balance sheets
As of December 31, 2023 and December 31, 2024
(Expressed in United States Dollars, Except for share Data)

		December 31, 2023	December 31, 2024
Assets
Current assets
Cash and cash equivalents		695,288	4,640,343
Time deposits		8,368,417	7,948,706
Trade and other receivables		10,443,497	2,815,442
Other current assets	(Note 10)	33,846	—
Operating lease right-of-use assets		—	28,768
Advances and prepayments		80,267	21,951
Inventories	(Note 4)	689,269	884,148

Total current assets		20,310,584	16,339,358

Non current assets
Vessels, net	(Note 5)	75,161,431	84,149,805

Total non current assets		75,161,431	84,149,805

Total assets		95,472,015	100,489,163

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable		547,017	908,342
Payable to related parties	(Note 3)	38,531,016	16,319,561
Accrued and other liabilities	(Note 6)	634,297	1,272,095
Operating lease liabilities		—	28,768
Deferred income		215,836	162,108

Total current liabilities		39,928,166	18,690,874

Non current liabilities
Warrant liability	(Note 8)	—	10,437,034

Total non current liabilities		—	10,437,034

Total liabilities		39,928,166	29,127,908

Commitments and contingencies	(Note 13)
Capital stock, $0.01 par value, 2,000,000,000 shares authorized at December 31, 2023 and 2024, 5,829 and 706,500 issued and outstanding at December 31, 2023 and 2024, respectively (Note 8)		58	7,065
Preferred Stock, 200,000,000 shares authorized (Note 8) Preferred stock, Series A, $0.01 par value, 600,000 shares issued and outstanding as of December 31, 2023 and December 31, 2024 (Note 8)		6,000	6,000
Additional paid-in capital		47,191,872	71,091,138
Retained earnings		8,345,919	257,052

Total stockholders’ equity		55,543,849	71,361,255

Total liabilities and stockholders’ equity		95,472,015	100,489,163

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.
Consolidated statements of operations
For the period from July 25, 2022 to December 31, 2022 and for the years ended December 31, 2023 and 2024
(Expressed in United States dollars, Except for Number of Shares)

		For the period from July 25, 2022 to December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2024
Revenues
Revenues	(Note 10)	3,287,101	28,738,982	42,296,101

Total revenues		3,287,101	28,738,982	42,296,101

Expenses
Voyage expenses		456,839	7,291,129	13,597,685
Voyage expenses – related parties	(Note 3)	40,833	340,266	522,628
Vessel operating expenses	(Note 11)	889,272	4,716,536	8,238,848
Vessel operating expenses – related parties	(Note 3,11)	7,000	79,250	134,667
Dry-docking costs		584,355	183,090	—
Depreciation	(Note 5)	557,974	4,104,720	6,177,651
Management fees – related parties	(Note 3)	77,440	396,000	586,960
General and administrative expenses		—	679,156	2,496,408
General and administrative expenses – related parties	(Note 3)	121,327	520,874	479,288

Total expenses		2,735,040	18,311,021	32,234,135

Income from operations		552,061	10,427,961	10,061,966

Other (expenses)/income
Interest and finance costs		(116)	(4,471)	(13,105)
Interest and finance costs – related parties	(Note 3)	—	(1,363,360)	(2,460,705)
Interest income		—	36,107	950,816
Foreign exchange (loss)/gain		(359)	195,675	(160,262)
Loss on warrants	(Note 8)	—	—	(11,127,077)

Other expenses, net		(475)	(1,136,049)	(12,810,333)

Net income/(loss)		551,586	9,291,912	(2,748,367)

Earnings/(loss) per share (Note 9)
-Basic		259.94	2,358.90	(25.73)
-Diluted		110.78	946.04	(25.73)

Weighted average number of shares (Note 9)
-Basic		2,122	3,615	314,341
-Diluted		4,979	9,742	314,341

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.
Consolidated statements of stockholders’ equity
For the period from July 25, 2022 to December 31, 2022 and for the years ended December 31, 2023 and 2024
(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Preferred stock
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Additional Paid-in Capital (Note 8)	Retained Earnings	Former Parent Company Investment	Total
Balance, July 25, 2022	—	—	—	—	—	—	—	—

Issuance of capital stock ($0.0001 par value)	500	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	551,586	551,586
Net increase in former Parent Company investment	—	—	—	—	—	—	38,342,619	38,342,619

Balance, December 31, 2022	500	—	—	—	—	—	38,894,205	38,894,205

Net increase in former Parent Company investment	—	—	—	—	—	—	3,305,083	3,305,083
Net income for the period from January 1, 2023 to Spin-Off	—	—	—	—	—	—	390,691	390,691
Cancellation of capital stock	(500)	—	—	—	—	—	—	—
Capitalization at Spin-Off:
-issuance of capital stock	2,122	21	—	—	29,953,958	—	(29,953,979)	—
-Issuance of preferred stock	—	—	600,000	6,000	12,630,000	—	(12,636,000)	—
Issuance of common stock (including the exercise of warrants) net of issuance costs	3,177	32	—	—	4,419,146	—	—	4,419,178
Net income for the period from the spin-off to December 31, 2023	—	—	—	—	—	8,901,221	—	8,901,221
Dividends declared on Series A preferred shares ($0.67 per preferred share)	—	—	—	—	(20,833)	(383,334)	—	(404,167)
Down round deemed dividend on Series A preferred shares ($0.29 per preferred share)	—	—	—	—	171,968	(171,968)	—	—
Issuance of restricted shares and stock-based compensation	530	5	—	—	37,633	—	—	37,638

Balance, December 31, 2023	5,829	58	600,000	6,000	47,191,872	8,345,919	—	55,543,849

	Capital stock		Preferred stock
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Additional Paid-in Capital (Note 8)	Retained Earnings	Former Parent Company Investment	Total
Issuance of common stock, net of issuance costs (Note 8)	98,627	986	—	—	4,314,960	—	—	4,315,946
Exercise of warrants (Note 8)	579,377	5,794	—	—	14,668,678	—	—	14,674,472
Issuance of restricted shares and stock-based compensation	22,667	227	—	—	337,628	—	—	337,855
Dividends declared on Series A preferred shares ($0.63 per preferred share)	—	—	—	—	—	(762,500)	—	(762,500)
Down round deemed dividend on Series A preferred shares ($7.63 per preferred shares (Note 8)	—	—	—	—	4,578,000	(4,578,000)	—	—
Net loss for the year ended December 31, 2024	—	—	—	—	—	(2,748,367)	—	(2,748,367)

Balance, December 31, 2024	706,500	7,065	600,000	6,000	71,091,138	257,052	—	71,361,255

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.
Consolidated statements of cash flows
For the period from July 25, 2022 to December 31, 2022 and for the years ended December 31, 2023 and 2024
(Expressed in United States Dollars)

	For the period from July 25, 2022 – December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
Cash flows from operating activities:
Net income/(loss) for the period/year	551,586	9,291,912	(2,748,367)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities :
Depreciation	557,974	4,104,720	6,177,651
Share based compensation	—	37,638	337,855
Unrealized foreign exchange (gain)/loss on time deposits	—	(241,967)	156,921
Loss on warrants	—	—	11,127,077
Non-cash lease expense	—	—	33,422
Offering costs expensed attributable to warrant liability	—	—	1,078,622
Changes in operating assets and liabilities: (Increase)/decrease in
Trade and other receivables	(674,827)	(9,768,670)	7,628,055
Due from related party	(146,708)	146,708	—
Other current assets	—	(33,846)	33,846
Advances and prepayments	(36,340)	(43,927)	58,316
Inventories	(165,645)	(523,624)	(194,879)
Increase/(Decrease) in
Trade accounts payable	792,142	(245,125)	361,325
Payable to related parties	—	2,238,516	375,645
Changes in operating lease liabilities	—	—	(33,422)
Accrued liabilities	173,324	460,973	637,798
Deferred income	—	215,836	(53,728)

Net cash provided by operating activities	1,051,506	5,639,144	24,976,137

Cash flows from investing activities
Acquisition and improvement of vessels	(39,394,125)	(4,300,000)	(1,623,125)
Increase in bank time deposits	—	(8,126,450)	(27,949,881)
Maturity of bank time deposits	—	—	28,212,671

Net cash used in investing activities	(39,394,125)	(12,426,450)	(1,360,335)

Cash flows from financing activities
Net transfers from former Parent Company	38,342,619	3,305,083	—
Proceeds from follow-on offering	—	5,003,250	13,147,990
Proceeds from exercise of warrants	—	—	5,852,396
Stock issuance costs	—	(584,072)	(1,778,633)
Dividends paid on preferred shares	—	(241,667)	(762,500)
Repayment of seller and capital expenditures financing	—	—	(36,130,000)

Net cash provided by/(used in) financing activities	38,342,619	7,482,594	(19,670,747)

Net increase in cash and cash equivalents	—	695,288	3,945,055
Cash and cash equivalents at beginning of period/year	—	—	695,288

Cash and cash equivalents at end of period/year	—	695,288	4,640,343

	For the period from July 25, 2022 – December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
Supplemental Cash Flow Information
Non-cash Investing and Financing Activities
Vessel acquisition included in payable to related parties	—	36,130,000	13,542,900
Cashless exercise of Class B1 and Class C1 warrants	—	—	1,768,665
Dividends on preferred shares Series A included in payable to related parties	—	162,500	162,500

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.
Notes to the consolidated financial statements
(Expressed in United States dollars)

1.	Basis of Presentation and General Information
C3is Inc. (“C3is”) was formed by Imperial Petroleum Inc. (“the former Parent Company”) on July 25, 2022 under the laws of the Republic of the Marshall Islands. Initial share capital of C3is consisted of 500 common shares. Imperial Petroleum Inc. spun off its two Handysize drybulk carriers by contributing to C3is its interest in Drybulk International Trading and Shipping Inc. and in Raw Commodities & Exports Inc. (“Initial Fleet”), each one owning one Handysize drybulk carrier, and $5,000,000 in cash for working capital purposes. The contribution was completed on June 20, 2023 in exchange for 2,122 newly issued common shares and 600,000 5.00% Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) in C3is. On June 21, 2023, Imperial Petroleum Inc., distributed the 2,122 common shares in C3is to the shareholders and warrant holders of Imperial Petroleum Inc. on a pro rata basis (the “Spin off”) and retained the 600,000 Series A Preferred Shares.
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
At December 31, 2024, the Company’s fleet was comprised of 3 Handysize drybulk carriers and 1 Aframax crude oil tanker providing worldwide marine transportation services under long, medium or short-term charters.
At December 31, 2024, the Company had a working capital deficit of $2,351,516, cash and cash equivalents and time deposits of $12,589,049 and four unencumbered vessels. As of December 31, 2024, the Company has remaining obligations for the acquisition of one vessel (Note 3) totaling $14,715,810 payable in April 2025. The Company expects to finance its working capital deficit with operational cash flows, debt issuances, or a combination of debt and equity issuances, if required. During January 2024 and March 2024, the Company completed two equity issuances and raised gross proceeds of $13,147,990 (Note 8). In the event the debt and equity issuances are not sufficient, the Company may consider selling one of its unencumbered vessels. Therefore, there is no substantial doubt about the Company’s ability to continue as a going concern, for a reasonable period of time. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

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
At December 31, 2024, the subsidiaries included in the Company’s consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Drybulk International Trading and Shipping Inc.	04/07/2022	Eco Bushfire	32,000	21/09/2022
Raw Commodities & Exports Inc.	04/07/2022	Eco Angelbay	32,000	19/10/2022
Crude Oil Services International Inc.	06/07/2023	Afrapearl II	115,804	14/07/2023
Spitfire Dragon Transport Inc.	10/04/2024	Eco Spitfire	33,664	10/05/2024
On April 12, 2024, on December 31, 2024, and on April 3, 2025, the Company effected a
1-for-100,
a
1-for-2.5 and
a
1-for-6
reverse stock splits, of its shares of common stock (collectively referred to as “RSS”), respectively. All share and per share amounts disclosed in these consolidated financial statements give effect to the RSS, retroactively, for all periods presented. The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock split. Furthermore, in connection with the reverse stock splits, the exercise price of the Company’s outstanding warrants increased and the number of shares issuable upon their exercise decreased in accordance with their terms, subject to further adjustments as described in Note 8.
During the period from July 25, 2022 to December 31, 2022 and the years ended December 31, 2023 and 2024, the following charterers accounted for 10% or more of the Company’s revenues:

Charterer	Period from July 25, 2022 to December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
A	38%	—	—
B	20%	—	—
C	12%	—	—
D	30%	—	—
E	—	24%	—
F	—	22%	27%
G	—	—	10%
H	—	—	14%

2.	Significant Accounting Policies
Principles of Consolidation:
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of C3is Inc. and its subsidiaries referred to in Note 1 from their date of incorporation/ acquisition and until their date of disposal. All inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates:
 The
preparation
of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses recognized during the reporting period. Actual results could differ from those estimates.
Foreign Currency Translation:
 The functional currency of the Company is the U.S. Dollar because the Company
’
s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations.
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
Trade Receivables:
 The amount shown as trade receivables includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts. At each balance sheet date, all potentially un-collectible accounts
are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts was required for the period presented.
Inventories:
 Inventories consist of bunkers (for vessels under voyage charter or on ballast or idle) and lubricants which are stated at the lower of cost and net realizable value. The cost is determined by the first-in, first-out method.
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
Impairment or Disposal of Long-lived Assets:
The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, when an impairment indication exists. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs
and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates for the respective class of vessel.
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
Accounting for Revenue and Related Expenses:
 The Company generates revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters or voyage charters.
A time
charter
is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The Company’s time charter contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 – Leases because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer.
The Company elected to make use of a practical expedient for lessors, not to separate the lease and non-lease components
included in the time charter revenue but rather to recognize operating lease revenue as a combined single lease component for all time charter contracts as the related lease component, the hire of a vessel, and the non-lease component,
the fees for operating and maintaining the vessel, have the same timing and pattern of transfer (both the lease and non-lease components
are earned by passage of time) and the predominant component is the lease.
A voyage charter is a contract, in which the vessel owner undertakes to transport a specific amount and type of cargo on a load port-to-discharge
port basis, subject to various cargo handling terms. The Company accounts for a voyage charter when all the following criteria are met: (1) the parties to the contract have approved the contract in the form of a written charter agreement and are committed to perform their respective obligations, (2) the Company can identify each party’s rights regarding the services to be transferred, (3) the Company can identify the payment terms for the services to be transferred, (4) the charter agreement has commercial substance (that is, the risk, timing, or amount of the Company’s future cash flows is expected to change as a result of the contract) and (5) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company determined that its voyage charters consist of a single performance obligation which is to provide the charterer with an integrated transportation service within a specified time period. The voyage charter party agreement generally has a demurrage/despatch clause according to which, in the case of demurrage the charterer reimburses the vessel owner for any potential delays exceeding the allowed lay-time as
per the charter party clause at the ports visited which is recorded as demurrage revenue, while in the case of despatch, the owner reimburses the charterer for the earlier discharging of the cargo from the agreed time. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenues from voyage charters are recognized on a straight-line basis over the voyage duration which commences once the vessel is ready to load the cargo and terminates upon the completion of the discharge of the cargo. Demurrage/despatch revenues/expenses are recognized when the amount can be estimated and its collection/payment is probable. In voyage charters, vessel operating and voyage expenses are paid for by the Company. The voyage charters are considered service contracts which fall under the provisions of

ASC 606 because the Company retains control over the operations of the vessels such as the routes taken or the vessels’ speed.

Deferred income represents cash received for undelivered performance obligations. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability.
Vessel voyage expenses are direct expenses to voyage revenues and primarily consist of brokerage commissions, port expenses, canal dues and bunkers. In addition, vessel voyage expenses include bunkers and port expenses incurred while the vessels are idle or in transit for the scheduled dry-docking, during periods when no active charter party agreement is in place. Brokerage commissions are paid to shipbrokers and the Manager for their time and efforts for negotiating and arranging charter party agreements on behalf of the Company and expensed over the related charter period and all the other voyage expenses are expensed as incurred except for expenses during the ballast portion of the voyage. Any expenses incurred during the ballast portion of a voyage (period between the contract date and the date of the vessel’s arrival to the load port) such as bunker expenses, canal tolls and port expenses are deferred and are recognized on a straight-line basis, in voyage expenses, over the voyage duration as the Company satisfies the performance obligations under the contract provided these costs are (1) incurred to fulfill a contract that the Company can specifically identify, (2) able to generate or enhance resources of the company that will be used to satisfy performance of the terms of the contract, and (3) expected to be recovered from the charterer. These costs are considered ‘contract fulfillment costs’ and are included in ‘other current assets’ in the accompanying consolidated balance sheets.
Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, repairs and maintenance, insurance, stores, lubricants and other operating expenses. Vessel operating expenses are expensed as incurred.
Segment Reporting:
 The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. The CODM does not use discrete financial information to evaluate the operating results by each type of charter or vessel but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated statements of operations. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, management, including the CODM, reviews operating results solely by total charter revenues of the fleet and the CODM assesses performance for the vessel operations and decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates under one reportable segment as well as one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.
Earnings/(loss) per common share
: Basic earnings/(loss) per common share are computed by dividing net income/(loss) available to common shareholders by the weighted average number of common shares outstanding during the relevant period. Dividends on cumulative convertible preferred shares (whether or not earned) and deemed dividends due to down round financings reduce/increase the income/(loss) available to common shareholders. Diluted earnings/(loss) attributable to common shareholders per common share is computed by dividing the net income/(loss) attributable to common shareholders by the weighted average number of common shares outstanding plus the dilutive effect of convertible securities during the applicable periods.
The if-converted method
is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the-if converted
calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(loss) per share computation.

Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings/(loss) per share
.
Offering costs:
Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in
capital, unless the offering is aborted, in which case they are written-off
and charged to
earnings
.
Distinguishing liabilities from equity:
The Company follows the provisions of ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” to determine the classification of its warrants and convertible preferred shares as either liabilities or equity. ASC 480 requires that a freestanding instrument which contains an obligation that may require the issuer to redeem in cash, be classified as a liability and accounted for at fair value. The Company further analyses the key features of its warrants and convertible preferred shares and examines whether certain of these features affect their classification under ASC 815.
Equity Compensation Plan:
 Share-based compensation includes
vested and non-vested
shares and options to purchase common shares that may be granted to employees of the Company, to employees of the Manager and to non-employee directors,
for their services as directors and is included in General and administrative expenses in the consolidated statements of operations. These shares are measured at their fair value. The fair value of the restricted shares is equal to the market value of the Company’s common stock on the grant date. The fair value of each option to purchase a common share granted is estimated on the date of the grant using the Black-Scholes option pricing model. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The restricted shares and the options to purchase common shares that contain a time-based service vesting condition are considered non-vested
on the grant date and the total fair value of such awards is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur.
Dividends:
 Dividends on cumulative preferred shares are recorded when declared. Dividends are recorded in equity against retained earnings to the extent there are retained earnings on the date of recording, while any shortfall is recorded in additional paid-in
capital.
Recent Accounting Pronouncements:
In November 2023, the FASB issued ASU
2023-07,
which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU
2023-07
is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The Company adopted ASU
2023-07
as of January 1, 2024 and its adoption had limited impact on the Company’s disclosures and there was no impact on the Company’s financial position or results of operations.
In November 2024, the FASB issued
ASU 2024-03, “Income
Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures
(Subtopic 220-40):
Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the consolidated financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

3.	Transactions with Related Parties
The Manager provides the vessels with a wide range of shipping services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services, for a fixed daily fee of $440, as per the management agreement between the Manager and the Company.
Based on the management agreement between the Manager and the Company, the Manager also receives a brokerage commission of 1.25% on freight, hire and demurrage per vessel. In addition, the Manager arranges for supervision onboard the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, an amount of $500 is charged for each additional day (the “Superintendent fees”).
The Manager also acts as a sales and purchase broker for the Company in exchange for a commission fee equal to 1% of the gross sale or purchase price of vessels or companies. The commission fees relating to vessels purchased (“Commissions – vessel purchased”) are capitalized to the cost of the vessels as incurred, and are included in “Vessels, net” in the consolidated balance sheets.
The Manager also provides crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc.. The Company pays to the Manager a fixed monthly fee of $2,500 per vessel for these services and the related expense is included in “Vessel operating expenses – related parties” in the consolidated statements of operations.
In addition to management services, the Company reimburses the Manager for the compensation of its executive officers (the “Executive compensation”). Furthermore, the Company rents office space from the Manager and incurs a rental expense (the “Rental Expense”). The related expenses are included in “General and administrative expenses – related parties” in the consolidated statement of operations.

In addition, an allocation of general and administrative expenses incurred by Imperial Petroleum Inc. up to June 21, 2023 has been included in General and administrative expenses of the Company based on the number of calendar days the Company’s vessels operated under Imperial Petroleum Inc.’s fleet compared to the number of calendar days of the total Imperial Petroleum Inc.’s fleet. These expenses consisted mainly of executive compensation, office rent, investor relations and consultancy fees (the “General and administrative expenses – related parties”).
The current account balance with the Manager at December 31, 2023 and 2024 was a liability of $461,695 and $1,441,251, respectively. The liability as at December 31, 2023 mainly relates to commissions on vessels purchased. The liability as at December 31, 2024 mainly represents payments made by the Manager on behalf of the Company.
On July 7, 2023, the Company entered into a memorandum of agreement with Imperial Petroleum Inc. for the acquisition of the vessel “Afrapearl II” for an aggregate consideration of $43,000,000 (Note 5). The vessel was delivered to the Company on July 14, 2023. 10% of the total consideration i.e. $4,300,000 was paid in cash, while the remaining amount of $38,700,000 was paid in July 2024 and had no stated interest. The vessel was recorded at its fair value of $40,000,000 as determined by an independent broker and the liability was recorded at $35,700,000 (the “Remaining Purchase Price”) on July 7, 2023. Since the payment of the remaining amount depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $3,000,000, being the difference between the Remaining Purchase Price and the amount of $38,700,000 that was paid in July 2024, was accounted for as interest over the life of the liability i.e. until July 2024. The interest expense amounting to $1,363,360 for the period from July 14, 2023 to December 31, 2023 and $1,636,640 for the period from January 1, 2024 to July 14, 2024 is included in “Interest and finance costs – related party” in the consolidated statement of operations.

On April 10, 2024, the Company entered into a memorandum of agreement with Transamerica Logistics Inc., a company affiliated with members of the family of the Company’s
Non-Executive
Chairman for the acquisition of the vessel “Eco Spitfire” for an aggregate consideration of $16,190,000 (Note 5). The vessel was delivered to the Company on May 10, 2024. 10% of the total consideration i.e. $1,619,000 was paid in cash, while the remaining amount of $14,571,000 is payable in April 2025 and has no stated interest. The vessel was recorded at its fair value of $15,000,000 as determined by an independent broker and the liability was recorded at $13,381,000 (the “Remaining purchase price”) on May 10, 2024. Since the payment of the remaining amount of $14,571,000 depends only on the passage of time, this arrangement has been accounted for as seller financing and the financing component amounting to $1,190,000, being the difference between the Remaining purchase price and the amount of $14,571,000 payable in April 2025, will be accounted for as interest over the life of the liability i.e. until April 2025. The interest expense amounting to $824,065 for the period from May 10, 2024 to December 31, 2024 is included in “Interest and finance costs – related party” in the consolidated statement of operations.
The current account balance with Imperial Petroleum Inc. at December 31, 2024 was a liability of $162,500 (2023: $38,069,321). The liability relates to the accrued dividend payable on Series A Preferred Shares. At December 31, 2023 the liability related to the outstanding amount for the acquisition of the vessel “Afrapearl II which included the Remaining Purchase Price, accrued interest of $1,363,360 and payables of $843,461 mainly related to inventory on board the vessel as well as the accrued dividend payable on Series A Preferred Shares amounting to $162,500 (Note 8).
The current account balance with Transamerica Logistics Inc., the company affiliated with members of the family of the Company’s
Non-Executive
Chairman, at December 31, 2024 was a liability of $14,715,810 (2023: nil). The liability relates to the outstanding amount for the acquisition of the vessel “Eco Spitfire” which includes the Remaining purchase price, accrued interest of $824,065 and payables of $510,745 relating to inventory on board the vessel.

The amounts charged by the Company’s related parties comprised the following:

	Location in consolidated statements of operations	Period from July 25, 2022 to December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
Management fees charged by Brave Maritime Corp.	Management fees – related parties	—	245,520	586,960
Management fees charged by Stealth Maritime Corp.	Management fees – related parties	77,440	150,480	—
Brokerage commissions charged by Brave Maritime Corp.	Voyage expenses – related parties	—	283,141	522,628
Brokerage commissions charged by Stealth Maritime Corp.	Voyage expenses – related parties	40,833	57,125	—
Superintendent fees	Vessels’ operating expenses – related parties	2,000	5,500	25,500
Crew management fees charged by Brave Maritime Corp.	Vessels’ operating expenses – related parties	—	43,750	109,167
Crew management fees charged by Stealth Maritime Corp.	Vessels’ operating expenses – related parties	5,000	30,000	—
General and administrative expenses – former parent	General and administrative expenses-related parties	121,327	268,089	—
Executive compensation	General and administrative expenses-related parties	—	252,785	445,866
Rental expense	General and administrative expenses-related parties	—	—	33,422
Commissions – vessel purchased	Vessels, net	390,000	430,000	161,900
Interest expense	Interest and finance costs – related party	—	1,363,360	2,460,705

4.	Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2024
Bunkers	502,190	554,165
Lubricants	187,079	329,983

Total	689,269	884,148

5.	Vessels, Net
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, January 1, 2023	39,394,125	(557,974)	38,836,151

Acquisitions and improvements	40,430,000	—	40,430,000
Depreciation for the year	—	(4,104,720)	(4,104,720)

Balance, December 31, 2023	79,824,125	(4,662,694)	75,161,431

Acquisitions and improvements	15,166,025	—	15,166,025
Depreciation for the year	—	(6,177,651)	(6,177,651)

Balance, December 31, 2024	94,990,150	(10,840,345)	84,149,805

The additions during the year ended December 31, 2023 relate to the acquisition of the vessel “Afrapearl II” (Note 3).
The additions during the year ended December 31, 2024 relate to the acquisition of the vessel “Eco Spitfire” (Note 3) as well as other capitalized costs related to the specific vessel.
At December 31, 2023 and 2024, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As of December 31, 2023 and 2024, as the undiscounted net operating cash flows, for the two and three vessels, respectively, whose fair value was below their carrying value, exceeded each vessel’s carrying value, no impairment was recorded.

6.	Accrued and Other Liabilities
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2024
Vessel operating expenses	266,500	965,641
Voyage expenses	230,817	155,275
Administrative expenses	136,980	151,179

Total	634,297	1,272,095

7.	Fair Value of Financial Instruments and Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, time deposits, trade and other receivables, balances with related parties, trade accounts payable, accrued and other liabilities and warrant liability. The Company limits its credit risk with respect to accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.
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

The carrying values of cash and cash equivalents, time deposits, balances with related parties, trade and other receivables, trade accounts payable and accrued and other liabilities are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents and time deposits are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Class B1, Class B2, Class C1, and Class C2 warrants liability is measured at each reporting period end and at each settlement date using the Black & Scholes model and is considered Level 3 item as it is derived by using significant unobservable inputs such as historical volatility.

8.	Stockholders’ equity
Under the Company’s amended articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 common shares, par value $0.01 per share, and of 200,000,000 preferred shares, par value $0.01 per share
, of which 706,500 had been issued as of December 31, 2024.
As part of the
Spin-off
discussed in Note 1, the Company issued a total of 2,122 common shares and 600,000 of 5.00% Series A Perpetual Convertible Preferred Shares.
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
non-assessable.

ii)	Nasdaq Notifications
On August 24, 2023, the Company received a notification from the Nasdaq, indicating that because the closing bid price of the Company’s common stock for 30 consecutive business days, from July 13, 2023 through August 23, 2023, was below the minimum $1.00 per share bid price requirement for continued listing on Nasdaq, the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2). Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the applicable grace period to regain compliance is 180 days, or until February 20, 2024.
On February 22, 2024, the Company received a notification from the Listing Qualification Department of Nasdaq notifying the Company that it had been granted an additional 180-day compliance
period, or until August 19, 2024, to regain compliance with the minimum $1.00 bid price per share requirement of the Nasdaq’s Listing Rule 5550(a)(2). On March 15, 2024, the Company received a notice from Nasdaq that the Company’s common stock had a closing bid price of $0.10 or less for ten consecutive trading days, through March 14, 2024, and that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(iii), Nasdaq had determined to delist the Company’s common stock from the Nasdaq Capital Market. Effective as of the opening of trading on April 12, 2024, the Company effected a 1-for-100 reverse
stock split of its shares of common stock to regain compliance with Nasdaq’s rules. Effective as of December 31, 2024, the Company effected a 1-for-2.5 reverse stock
split of its shares of common stock, and the Company’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on January 2, 2025. Effective as of April 3, 2025, the Company effected a
1-for-6
reverse stock split of its shares of common stock, and the Company’s common stock began trading
on a split-adjusted basis on Nasdaq as of the opening of trading on April 4, 2025
. No fractional shares were issued in connection to the reverse splits. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in l ieu
of such fractional
share
.

iii)	Equity Offerings – common stock and warrants
On July 5, 2023, the Company completed a registered offering and issued 233 common shares, pre-funded
warrants to purchase 2,944 common shares, all of which have subsequently been cash exercised for $0.01 per share, and 4,765,000 Class A warrants, for net proceeds, after discounts and commissions and other issuance costs, of $4,419,178. As of December 31, 2023 and 2024, no Class A warrants had been exercised. As of December 31, 2024, the number of common
shares that can potentially be issued under the outstanding Class A warrants were 3,177 common shares.
The Company in its assessment for the accounting of the Class A warrants has taken into consideration ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares.
On January 23, 2024, the Company completed a registered offering and issued 18,627 common shares, 16,100,000 Class B1 warrants exercisable to 10,733 common shares at an exercise price of $562.5 (subject to further adjustments, as described below) or pursuant to an alternative cashless exercise option for no consideration and 32,200,000 Class B2 warrants, exercisable to 21,467 common shares, at an exercise price of $637.5 (subject to further adjustments, as described below), for net proceeds, after discounts and commissions, of $6,132,714. The above exercise price and number of shares issuable upon exercise of Class B1 and Class B2 warrants reflect the proportionate adjustment following the RSS (Note 1). As of December 31, 2024, 134,423 common shares were issued upon the cashless exercise of Class B1 warrants with a fair value of

$
3,848,811 and 221,676 common shares were issued upon the exercise of Class B2 warrants with a fair value of
$
707,258, for net proceeds of $4,229,276.
On March 19, 2024, the Company completed a registered offering and issued 80,000 common shares, 67,450,000 Class C1 warrants exercisable to 44,967 common shares at an exercise price of $112.5 (subject to further adjustments, as described below) or pursuant to an alternative cashless exercise option for no consideration and 134,900,000 Class C2 warrants, exercisable to 89,933 common shares, at an exercise price of $127.5 (subject to further adjustments, as described below), for net proceeds, after discounts and commissions, of $5,281,565. The above exercise price and number of shares issuable upon exercise of Class C1 and Class C2 warrants reflect the proportionate adjustment following the RSS (Note 1). As of December 31, 2024, 139,611 common shares were issued upon the cashless exercise of Class C1 warrants with a fair value of
$
4,043,941 and 83,667 common shares were issued upon the exercise of Class C2 warrants with a fair value of
$
266,987, for net proceeds of $1,578,198.

As of December 31, 2024, the exercise price and number of shares issuable upon exercise of the then outstanding Class B1, Class B2, Class C1 and Class C2 warrants were adjusted further, decreasing the exercise price of the Class B1, Class B2, Class C1 and Class C2 warrants to $1.425, based on the lowest daily VWAP for the Company’s common stock during the adjustment period of the five trading days immediately preceding the effective time of the reverse stock split on December 31, 2024 (Note 1), and increasing the number of shares issuable upon exercise of the warrants, as presented below, pursuant to the terms of such warrants. Following the reverse stock split effective on April 3, 2025 (Note 1), the exercise price of the Class B1, Class B2, Class C1 and Class C2 warrants was further decreased to $3.0391, based on the lowest daily VWAP for the Company’s common stock during an adjustment period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split effective on April 3, 2025, and the number of shares issuable upon exercise of the warrants were increased, as presented below, pursuant to the terms of the warrants, such that the aggregate exercise price of such warrants as of their original issuance date will remain unchanged.

Warrant	Shares to be issued upon exercise of remaining warrants based on the estimated exercise price of $1.425 as of December 31, 2024	Shares to be issued upon exercise of remaining warrants existed as of December 31, 2024 based on the exercise price of $3.0391 as of April 28, 2025
Class B1	111,931	52,511
Class B2	6,606,758	3,097,842
Class C1	26,974	12,649
Class C2	6,939,162	3,253,708
Total	13,684,825	6,416,710
The Company in its assessment for the accounting of the Class B1, Class B2, Class C1 and Class C2 warrants has taken into consideration ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” and determined that these warrants should be classified as liability due to certain exercise price adjustment clauses included in warrant terms, which provide for a reduction in the warrants’ initial exercise price. For those warrants meeting the classification of liability, the initial recognition is at fair value and are remeasured at each balance sheet date with the offsetting adjustments recorded in change in fair value of warrant liabilities within the consolidated statement of operations. Upon settlement or termination, warrants classified as liabilities at fair value, are marked to their fair value at the settlement date and then the liability settled.
Of the total gross proceeds of the offerings amounting to $13,147,990, $8,176,955 were allocated to the Class B1, Class B2, Class C1 and Class C2 warrants, representing their fair value at issuance, while the remaining gross proceeds of the offerings amounting to $4,971,035 were allocated to common shares. Of the total issuance costs of the offerings amounting to $1,733,711, $1,078,622 were allocated to the Class B1, Class B2, Class C1 and Class C2 warrants based on their relative fair value to the total gross proceeds, were expensed immediately and were included in “General and administrative expenses” in the accompanying consolidated statement of operations, while the remaining $655,089 of the issuance costs were presented contra to the offering proceeds classified within equity.
During the year ended December 31, 2024, upon the exercise of the Class B1, Class B2, Class C1 and Class C2 warrants, as described above, the Company marked the warrants to their fair value at the settlement date and then settled the warrant liability. As of December 31, 2024, the Company re-valued
the outstanding warrants classified as liabilities. For the year ended December 31, 2024, the Company recognized a loss of $11,127,077 resulting from the change in the fair value of the liability for the unexercised warrants and the settlements of the liability throughout the period.
The value of the outstanding warrants as of December 31, 2024, was $10,437,034 and presented under ‘Warrant liability” in the accompanying consolidated balance sheet. The Company values its warrants classified as liabilities using Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility. The Company uses the Black & Scholes model for the valuation of the warrants at their issuance and at
each settlement and measurement date, under the following assumptions (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price as of the date of each fair value measurement.
For the valuation at the issuance date of the Class B1 and Class B2 warrants, the Company used a volatility of 88.22%, a risk free rate of 4.05% and a market value of common stock of $192.00.
For the valuation at the issuance date of the Class C1 and Class C2 warrants , the Company used a volatility of 83.75%, a risk free rate of 4.31% and a market value of common stock of $45.00.
For the valuation at December 31, 2024, the Company used a volatility of 63.77%, a risk free rate of 4.39% and a market value of common stock of $8.57.
The following table presents the changes in the warrant liability during the year:

Balance as of January 1, 2024	—
Issuance of Class B1 and Class B2 warrants	4,123,210
Issuance of Class C1 and Class C2 warrants	4,053,745
Change in fair value of warrants	11,127,076
Exercise of warrants	(8,866,997)
Balance as of December 31, 2024	10,437,034
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
The holder of the Series A Preferred Shares may elect to convert, in whole or in part, the Series A Preferred Shares into shares of common stock for a liquidation preference of $25 per share divided by the conversion price, that was the 150% of the volume weighted average price per share of common stock over the five consecutive trading day period commencing on and including June 21, 2023, which had amounted to $5,250, any time, subsequent to September 18, 2023. The conversion price shall be subject to adjustment from time to time (i) if the Company shall at any time or from time to time, pay a stock dividend or otherwise makes a distribution or distributions on its shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, or effect a subdivision or split of the outstanding common shares, the conversion price in effect immediately before such stock dividend or distribution, subdivision or split shall be proportionately decreased and, conversely, if the Company shall, at any time or from time to time, effect a combination (including by means of a reverse stock split) of the outstanding shares of common stock, the conversion price in effect immediately before such combination shall be proportionately increased and (ii) in the event that the Company shall, at any time or from time to time, in a registered offering sell its common stock or convertible securities for aggregate consideration per share of common stock that is less than the conversion price then in effect, the conversion price shall be reduced (but not increased) to an amount equal to the aggregate consideration per share of common stock paid in such registered offering. As of December 31, 2023, the initial conversion price was adjusted to $105 being the lowest consideration per share of common stock paid in a registered offering of the Company which was completed in July 2023. The conversion price of Series A Preferred shares was adjusted to $1.425 as of December 31, 2024 and was further adjusted to $3.0391
, after the reverse stock split effective on April 3, 2025, based on the daily volume weighted average price (“VWAP”) for the Common Stock during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split. Pursuant to ASC 260, Earnings per Share and as a result of the decreases in the conversion price of the Series A Preferred shares, the Company recorded a deemed dividend for the down round adjustment of

$
4,578,000
(2023
: $
171,968)
which reduced income available to common shareholders in the Company’s earnings per share calculations (Note
9)
.
The holder of the Series A Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at a rate equal to 5.00% per annum when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company, shall be paid quarterly on each January 15, April 15, July 15 and October 15 of each year commencing on October 15, 2023. Dividends on the Series A Preferred Shares shall be payable based on a
360-day
year consisting of twelve
30-day
months. The dividend rate of 5.00% per annum is not subject to adjustment. During the year ended December 31, 2023, the Company recognized dividends on its 600,000 Series A Preferred Shares of $404,167 of which $241,667 was paid during 2023 and the remaining amount of $162,500 was paid to Imperial Petroleum Inc. on January 15, 2024. During the year ended December 31, 2024, the Company recognized dividends on its 600,000 Series A Preferred Shares of $762,500 of which $600,000 was paid during 2024 and the remaining amount of $162,500 was paid to Imperial Petroleum Inc. during the first quarter of 2025 (Note 3).
The Company in its assessment for the accounting of the Series A Preferred Shares determined that the Series A Preferred Shares should be classified as permanent equity instead of liability or temporary equity since they are not redeemable for cash or other assets unless upon an ordinary liquidation event. The Company further analyzed key features of the Series A Preferred Shares to determine whether they are more akin to equity or to debt and concluded that the Series A Preferred Shares are equity-like. In its assessment, the Company identified certain embedded features, examined whether these fall under the definition of a derivative according to the applicable guidance in ASC 815 and concluded that derivative accounting was not applicable.
Series A Preferred Shares were initially measured at fair value. The valuation methodology applied comprised the bifurcation of the value of the Series A Perpetual Convertible Preferred shares in three components namely, the “straight” preferred stock component, the embedded option component and the control premium component. The sum of the three components was used to estimate the value for the Series A Perpetual Convertible Preferred shares at $12,636,000.

9.	Earnings/(loss) per share
All of the Company’s shares (including non-vested restricted stock issued under the Company’s equity compensation plans) participate equally in dividend distributions and in undistributed earnings. The Company applies the two-class method of computing earnings/(loss) per share (“EPS”) as the unvested share-based payment awards that contain rights to receive non forfeitable dividends are participating securities. Dividends declared during the period for non-vested restricted stock as well as undistributed earnings allocated to non vested stock are deducted from net income for the purpose of the computation of basic
earnings per share in accordance with the two-class method. Non-vested restricted stock does not have a contractual obligation to share in the losses and therefore, has been excluded from the basic loss per share calculation for the year ended December 31, 2024 due to the losses in 2024. The denominator of the basic earnings/(loss) per common share excludes any non-vested shares as such they are not considered outstanding until the time-based vesting restriction has elapsed. The denominator of the basic earnings/(loss) per common share includes the total shares issuable upon the cashless exercise of the Class B1 and Class C1 warrants, as the exercise of the warrants is considered virtually certain taking into account that the holder of such warrants may elect to exercise them for no consideration. The Company calculates basic and diluted earnings per share as follows:

	Period from July 25, 2022 to December 31, 2022		Year Ended December 31, 2023		Year Ended December 31, 2024
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income/(loss)	551,586	551,586	9,291,912	9,291,912	(2,748,367)	(2,748,367)
Less: Cumulative dividends on Series A Perpetual Convertible Preferred Shares	—	—	(404,167)	—	(762,500)	(762,500)
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares (Note 8)	—	—	(171,968)	—	(4,578,000)	(4,578,000)
Less: Undistributed earnings allocated to non-vested shares	—	—	(188,369)	(75,554)	—	—

Net income/(loss) attributable to common shareholders	551,586	551,586	8,527,408	9,216,358	(8,088,867)	(8,088,867)
Denominator
Weighted average number of shares outstanding, basic	2,122	2,122	3,615	3,615	314,341	314,341

Series A Perpetual Convertible Preferred Shares (Note 8)	—	2,857	—	6,127	—	—

Effect of dilutive shares	—	2,857	—	6,127	—	—

Weighted average number of shares outstanding, diluted	—	4,979	—	9,742	—	314,341

Earnings/(loss) per share	259.94	110.78	2,358.90	946.04	(25.73)	(25.73)
For 2024, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted shares and options to purchase common shares, any incremental shares resulting from the exercise of the unexercised Class A, B2 and C2 warrants that were out-of-the
money as of the reporting date, calculated using the treasury stock method, as well as the 10,526,316 common shares issuable upon the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method. As of December 31, 2024, the number of common shares that can potentially be issued under the outstanding warrants are 13,549,097 common shares (Note 8), the aggregate number of unvested restricted shares were 22,932 (Note 14) and the aggregate number of options to purchase common shares were 10,000 (Note 14).
For 2023, the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution from the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method which resulted in 6,127 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted share awards and any incremental shares resulting for the exercise of the unexercised Class A Warrants that were out of the money as of the reporting date. The aggregate number of unvested restricted shares were

(Note 14) and the number of common shares that could potentially be issued under the outstanding Class A warrants were
3,177
(Note
8)
.
For the period from July 25, 2022 to December 31, 2022, the most dilutive method was the two-class
method and the diluted earnings per share reflects the potential dilution from the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method which resulted in 2,857 incremental shares. No other potentially dilutive securities existed as of December 31, 2022.

10.	Revenues
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	For the period from July 25, 2022 to December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
Time charter revenues	3,266,631	9,690,949	10,950,204
Voyage charter revenues	—	17,567,737	29,685,230
Other income	20,470	1,480,296	1,660,667

Total	3,287,101	28,738,982	42,296,101
The Company generates its revenues from time charters and voyage charters. A significant portion of the voyage hire is typically paid upon the completion of the voyage, while the time charter hire is generally paid in advance.
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the period from July 25, 2022 to December 31, 2022 and for the years ended December 31, 2023 and 2024 was nil, $2,209,749 and $3,966,720, respectively, and is included within “Voyage charter revenues” in the above table.
As of December 31, 2023 and 2024, receivables from the Company’s voyage charters amounted to $9,419,628 and $1,246,222, respectively.
As of December 31, 2023 and 2024, the Company recognized $33,846 and nil, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs have been included in “Other current assets” in the consolidated balance sheets.
As of December 31, 2023 and 2024, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $1,866,321 and
$
4,825,000, respectively. The Company recognized the undelivered performance obligation as of December 31, 2023 as revenues in the first quarter of 2024.

The Company will recognize the undelivered performance obligation as of December 31, 2024 as revenues in the first quarter of 2025.
The Company’s time charters have a duration of up to 2 months. As of December 31, 2024, the time charters under which the Company’s vessels were employed had a remaining term of less than 2 months.

11.	Vessel Operating Expenses
The amounts in the accompanying consolidated statements of operations are analysed as follows:

	For the period from July 25, 2022 to December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
Crew wages and relates costs	504,762	2,793,031	4,433,482
Insurance	63,164	234,649	454,422
Repairs and maintenance	95,585	417,680	949,259
Spares and consumable stores	209,417	957,360	1,751,111
Miscellaneous expenses	23,344	393,066	785,241

Total	896,272	4,795,786	8,373,515

12.	Income Taxes
The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

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
time charter contracts as of December 31, 2024, amount to $782,865 during the year ending December 31, 2025.

14.	Equity Compensation Plan
In 2023 the Company adopted an Equity Compensation Plan (“the Plan”) administered by its Board of Directors which can make awards totaling in aggregate up to 10% of the number of common shares outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the Plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock
options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. During the year ended December 31, 2024, a total of 22,667 restricted shares and options to acquire up to 10,000 shares of common stock had been granted under the Plan since the first grant in the fourth quarter of 2023 (2023: 530 restricted shares).
Restricted shares:
On November 6, 2023, the Company granted 530 of
non-vested
restricted shares under the Company’s equity compensation plan to the Company’s CFO and to the non-executive
Chairman of the Board of Directors of

F-2
6

the Company. The fair value of each share granted was $637.50 which is equal to the closing price of the Company’s common stock on the grant date. 50% of these shares vested on November 6, 2024 and the remaining 50% vest on November 6, 2025.
On September 16, 2024, the Company granted 22,667 of
non-vested
restricted shares under the Company’s equity compensation plan to the non-executive
Chairman of the Board of Directors of the Company. The fair value of each share granted was $17.40 which is equal to the closing price of the Company’s common stock on the grant date. 50% of these shares vest on September 16, 2025 and the remaining 50% vest on September 16, 2026.
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
The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends during the period from July 25, 2022 to December 31, 2022 and during the years ended December 31, 2023 and 2024.
The stock-based compensation expense for the year ended December 31, 2024 amounted to $313,972 (2023: $37,638, 2022: nil), and is included in the consolidated statements of operations under the caption “General and administrative expenses”. A summary of the status of the Company’s non-vested restricted
shares as of December 31, 2023 and 2024, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2023	—	—

Granted	530	637.50

Non-vested, December 31, 2023	530	637.50
Vested	(265)	(637.50)
Granted	22,667	17.40
Non-vested, December 31, 2024	22,932	24.57
The remaining unrecognized compensation cost relating to the shares granted amounting to $380,118 as of December 31, 2024, is expected to be recognized over the remaining period of 1.2 years, according to the contractual terms of those non-vested share awards.
Option to purchase common shares:
On September 16, 2024, the Company granted options to acquire up to 10,000 shares of common stock at an exercise price of $17.40
under the Plan to the
non-executive
Chairman of the Board of Directors of the Company. 50% of these options vest on September 16, 2025 and the remaining 50% vest on September 16, 2026. These options expire on September 16, 2034. The fair value of each option granted was $10.76. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 66.96%; expected term of 5.75 years. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility, calculated using approximately 6 years of historical data from comparable peer entities prior to the grant date.

F-2
7

The Company had no stock option activity during the year ended December 31, 2023 and the period ended from July 25, 2022 to December 31, 2022. The stock-based compensation expense for the year ended December 31, 2024 amounted to $23,883 (2023: nil, 2022: nil), and is included in the consolidated statement of operations under the caption “General and administrative expenses”. A summary of the Company’s non-vested
stock option activity and related information for the year ended December 31, 2024, is as follows:

	Option shares #	Exercise Price $
Outstanding, January 1, 2024	—	—
Granted	10,000	17.40
Outstanding, December 31, 2024	10,000	17.40
Exercisable, December 31, 2024	—	—
The remaining unrecognized compensation cost relating to the options granted amounting to $84,158 as of December 31, 2024, is expected to be recognized over the remaining period of 1.3 years, according to the contractual terms of those non-vested
share options.

15.	Subsequent Events
Effective as of April 3, 2025, the Company
effected a 1-for-6 reverse stock
split of its shares of common stock (Note 1).

F-2
8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
C3is Inc.
Opinion on the Financial Statements
We have audited the accompanying combined statements of comprehensive income, changes in stockholders’ equity, and cash flows of C3is Inc. Predecessor (the “Company”) for the period from January 1, 2022 to October 18, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the period from January 1, 2022 to October 18, 2022, in conformity with accounting principles generally accepted in the United States of America.
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

F-2
9

C3is Inc. Predecessor
Combined statement of comprehensive income
(Expressed in United States dollars)
Balance Sheet

		For the period from January 1, 2022 to October 18, 2022
Revenues
Revenues	(Note 7)	12,847,729

Total revenues		12,847,729

Expenses
Voyage expenses		(663,064)
Vessel operating expenses	(Note 8)	(2,380,986)
Vessel operating expenses – related party	(Notes 3, 8)	(22,700)
Dry-docking costs		(799,333)
Depreciation		(479,171)
Management fees – related party	(Note 3)	(189,640)
General and administrative expenses		(2,397)
Net gain on sale of vessel – related party	(Note 3)	9,268,610

Total (expenses)/income		4,731,319

Income from operations		17,579,048
Other (expenses)/income
Interest and finance costs		(194,633)
Interest income		59,716
Foreign exchange gain		15,221

Other expenses, net		(119,696)

Net income		17,459,352

Other comprehensive income		—

Total comprehensive income		17,459,352

The accompanying notes are an integral part of these combined financial statements.

C3is Inc. Predecessor
Combined statement of changes in stockholders’ equity
(Expressed in United States Dollars, Except for Number of Shares)

	Number of common shares European Institute of Regional Investments Inc.	Number of common shares Agricultural Paneuropean Investments Inc.	Additional paid in capital (Note 6)	Retained earnings	Total stockholders’ equity
Balance, January 1, 2022	500	—	5,142,334	3,608,700	8,751,034

Issuance of common stock	—	500
Shareholders’ contributions (Note 6)	—	—	16,686,500	—	16,686,500
Net income	—	—	—	17,459,352	17,459,352

Balance, October 18, 2022	500	500	21,828,834	21,068,052	42,896,886

The accompanying notes are an integral part of these combined financial statements.

F
-3
1

C3is Inc. Predecessor
Combined Statement of cash flows
(Expressed in United States Dollars)

For the period from January 1, 2022 to October 18, 2022
Cash flows from operating activities:
Net income	17,459,352
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	479,171
Amortization of deferred finance charges	49,704
Net gain on sale of vessel	(9,268,610)
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(1,116,348)
Balances with related party	932,765
Advances and prepayments	(43,863)
Inventories	39,387
Increase/(Decrease) in
Trade accounts payable	503,240
Accrued liabilities	(23,026)

Net cash provided by operating activities	9,011,772

Cash flows from investing activities:
Acquisition and improvements of vessels	(15,978,923)
Proceeds from sale of vessel	20,332,790

Net cash provided by investing activities	4,353,867

Cash flows from financing activities
Shareholders’ contributions	16,686,500
Repayments of long-term debt	(7,330,000)

Net cash provided by financing activities	9,356,500

Net increase in cash, cash equivalents and restricted cash	22,722,139

Cash, cash equivalents and restricted cash at beginning of period	773,621

Cash, cash equivalents and restricted cash at end of period	23,495,760

Cash breakdown
Cash and cash equivalents	23,495,760
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	23,495,760

Supplemental cash flow information
Interest paid	171,085
The accompanying notes are an integral part of these combined financial statements.

C3is Inc. Predecessor
Notes to the combined financial statements
(In thousands of United States dollars)

1.	Basis of Presentation and General Information
The accompanying combined financial statements include the accounts of European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, the “Company” or “C3is Inc. Predecessor”) for the period from January 1, 2022 to October 18, 2022. European Institute of Regional Investments Inc. was formed under the laws of the Marshall Islands on March 12, 2021 (the “Inception Date”) and Agricultural Paneuropean Investments Inc. was formed under the laws of the Marshall Islands on April 21, 2022. The Company owned and operated two handysize drybulk carriers, the vessel Eco Bushfire, acquired on March 26, 2021 and the vessel Eco Angelbay, acquired on May 6, 2022, which provided worldwide marine transportation services under time charters. On July 7, 2022, the Company entered into an agreement to sell its vessels to Imperial Petroleum Inc. (“IMPP”) for $39.0 million (Note 3). The sales were concluded with the delivery of the vessel Eco Bushfire to IMPP on September 21, 2022 and the vessel Eco Angelbay on October 19, 2022. Therefore, October 18, 2022 is the last date of operations of C3is Inc. Predecessor and the last date of the periods covered by the accompanying combined financial statements. The Company is affiliated with the family of the CEO of IMPP and as such the Company and IMPP are related parties. IMPP contributed the companies that currently own the vessels Eco Bushfire and Eco Angelbay to its wholly-owned subsidiary, C3is Inc., in exchange for common shares and preferred shares in C3is Inc. IMPP spun off C3is inc. by distributing the common shares of C3is Inc. to holders of the common stock of IMPP and to holders of the outstanding warrants of IMPP on June 21, 2023.
The reporting and functional currency of the Company is the United States Dollar. The combined financial statements have been prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”) and present the combined results of operations of the Company and its cash flows for the period from January 1, 2022 to October 18, 2022.
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
During the period from January 1, 2022 to October 18, 2022, the following charterers accounted for 10% or more of the Company’s revenues:

Charterer	Period ended October 18, 2022
A	27%
B	14%
C	29%
D	10%

F-3
3

2.	Significant Accounting Policies
Use of
Estimates
:
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
Foreign
Currency Translation:
 The functional currency of the Company is the U.S. Dollar because the Company’s vessel operates in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. Resulting gains or losses are separately reflected in the accompanying combined statement of comprehensive income.
Impairment or Disposal of Long-lived Assets:
 The Company follows the Accounting Standards Codification (“ASC”)
Subtopic 360-10, “Property,
Plant and Equipment”
(“ASC 360-10”), which
requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets, when an impairment indication exists. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the combined statement of comprehensive income. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs
and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. No impairment loss was recorded for the period presented.
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

F-3
4

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
For the period from January 1, 2022 to October 18, 2022 the management fees were $189,640 and are included in “Management fees” in the combined statement of comprehensive income.
The Manager provides also crew management services to the vessels. These services have been subcontracted by the Manager to an affiliated ship-management company, Hellenic Manning Overseas Inc. (ex. Navis Maritime Services Inc.). The Company pays to the Manager a fixed monthly fee of $1,500 per vessel and the related fees are included in “Operating expenses – related party” in the combined statement of comprehensive income.
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

F-3
5

On August 18, 2022, the Company prepaid the existing term loan dated October 14, 2021.
Loan interest expense for the period
from January 1, 2022 to August 18, 2022,

amounted to $
135,437
and is presented under “Interest and finance costs” in the accompanying combined statement of comprehensive income.
Weighted average interest rate on the Company’s long-term debt for the period from January 1, 2022 to August 18, 2022 was 4.0%.

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
In April 2022, an amount of $16,686,500 was contributed to the Company by its shareholders to finance the acquisition cost of the vessel Eco Angelbay.

F-3
6

7.	Revenues
The amounts in the accompanying statement of comprehensive income are analyzed as follows:

For the period from January 1, 2022 to October 18, 2022
Time charter revenues	12,687,590
Other income	160,139
Total	12,847,729
The Company generates its revenues from time charters. The time charters entered into by the Company had a period that ranged between one and four months.

8.	Vessel Operating Expenses
The amount in the accompanying statement of comprehensive income is analyzed as follows:

Vessel’s Operating Expenses	For the period from January 1, 2022 to October 18, 2022
Crew wages and related costs	1,146,110
Insurance	142,520
Repairs and maintenance	429,575
Spares and consumable stores	461,925
Miscellaneous expenses	223,556

Total	2,403,686

9.	Income Taxes
The Company is incorporated in the Marshall Islands where the laws do not impose tax on international shipping income. However, the Company is subject to registration and tonnage taxes in the country in which the vessel is registered and managed from, which have been included in vessel operating expenses in the accompanying combined statement of comprehensive income.

10.	Commitments and Contingencies
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

11.	Subsequent Events
Subsequent events have been evaluated through April 12, 2023.

F-3
7