Form 20-F
period 2025-12-31
C3is Inc.
filed 2026-04-22
CIK 1951067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
331 Kifissias Avenue, Kifissia 14561 Athens, Greece
(Address of principal executive offices)
Dr. Diamantis Andriotis
331 Kifissias Avenue, Kifissia 14561, Athens, Greece
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
PURSUANT TO SECTION 15(d) OF THE ACT:
None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 was: 659,668 shares of Common Stock, par value $0.01 per share, and 600,000 shares of Series A Convertible Preferred Stock, par value $0.01 per share.
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

All share amounts reflect the (1) 1-for-100 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 11, 2024, (2) 1-for-2.5 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on December 31, 2024; (3) 1-for-6 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 3, 2025; and (4) 1-for-20 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on January 25, 2026.

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

•

global and regional economic and political conditions including the conflict in Ukraine and related sanctions and the war between Iran and the U.S. and Israel, tariffs imposed by the U.S. and other countries and future oil prices and production;

•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	future supply and demand for crude oil, refined petroleum products and drybulk cargoes;

•	competition in the marine transportation industry, including, in particular, the drybulk and tanker sectors;

•	shipping market trends, including charter rates, factors affecting supply and demand and world drybulk carrier and tanker fleet composition;

•

potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, including the conflicts in Ukraine and Gaza, the war between Iran and the U.S. and Israel, and the Houthi attacks in the Red Sea and the Gulf of Aden and the related global response;

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

Risks Related to our Industry

•

The cyclical nature of the demand for seaborne transportation of drybulk commodities and crude oil, refined petroleum products may lead to significant changes in our chartering and vessel utilization, which may result in difficulty finding profitable charters for our vessels.

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

•

Our operations outside the United States expose us to global risks, such as political conflict, terrorism and public health concerns, including the war between Iran and the U.S. and Israel, the conflict in Ukraine and related sanctions, the war in Gaza and the Houthi attacks in the Red Sea and the Gulf of Aden, which may interfere with the operation of our vessels.

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

•

You may experience future dilution as a result of future equity offerings and other issuances of our Common Shares, preferred stock or other securities, including upon conversion of our Series A Convertible Preferred Shares and exercise of our outstanding warrants. Our Series A Convertible Preferred Shares, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, and Class D Warrants, contain terms providing for adjustments to the price and number of shares issuable thereunder upon the occurrence of certain events, including share issuances. We expect equity financings to be a significant component of the financing for our fleet growth plan.

•	Imperial Petroleum will be able to exert considerable control over matters on which our shareholders are entitled to vote.

Risks Related to our Industry

Charter rates for dry bulk vessels, including handysize vessels, are volatile and may decrease in the future, which may adversely affect our earnings and our financial condition.

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels, including handysize vessels which comprise our entire drybulk fleet. The Baltic Dry Index (the “BDI”), an index published by The Baltic Exchange of shipping rates for key drybulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. Strong global growth and increased infrastructure spending led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021 and the first half of 2022, before moderating and declining significantly in the second half of 2022 as port congestion eased and Chinese demand for drybulk commodities weakened. The BDI increased in the second half of 2023 and the first half of 2024 due in part to disruptions that lengthened sailing distances, including trading pattern disruptions related to Russian sanctions, transit restrictions at the Panama Canal due to low water levels and vessels re-routing away from the Red Sea and Suez Canal due to Houthi attacks on ships, before again declining to relatively low levels which continued to prevail into the second half of 2025, as demand for commodities weakened, before improving in the fourth quarter of 2025 and early 2026. On March 31, 2026, the BDI stood at 2,030 compared to 1,263 one year earlier.

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

•

global and regional economic and political conditions, including weather, natural or other disasters (such as the COVID-19 pandemic), armed conflicts (including the war between Iran and the U.S. and Israel, the conflicts in Ukraine and Gaza and Houthi attacks in the Red Sea and Gulf of Aden), terrorist activities and strikes;

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

•

international sanctions, embargoes, import and export restrictions, including tariffs imposed by the U.S. and other countries, nationalizations and wars, including the war between Iran and the U.S. and Israel and the conflicts Ukraine and Gaza;

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

Factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. We anticipate that the future demand for our drybulk vessels and, in turn, drybulk charter rates, will be dependent, among other things, upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global drybulk vessel fleet and the sources and supply of drybulk cargo to be transported by sea. Fleet inefficiencies, including due to sanctions on Russian energy and disruptions related to vessels re-routing away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, including the effective closure of the Strait of Hormuz to shipping, have resulted in significant lengthening of average sailing distances and, as a result, have increased vessel employment rates in excess of cargo demand at times in recent years; such fleet inefficiencies and resulting support for drybulk charter rates may not continue.

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

The tanker industry is both cyclical and volatile in terms of charter rates and profitability. Periodic adjustments to the supply of and demand for crude oil tankers and product tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our crude oil tankers and product tankers in the foreseeable future with a consequent effect on our short and medium-term liquidity. A worsening of current global economic conditions may cause tanker charter rates to decline and thereby adversely affect our ability to charter or re-charter our vessels and any renewal or replacement charters that we enter into, may not be sufficient to allow us to operate our vessels profitably. In addition, the conflict in Ukraine is disrupting energy production and this conflict and the war between Iran and the U.S. and Israel, as well Houthi attacks on vessels, are disrupting trade patterns, including shipping in the Black Sea, the Red Sea, Gulf of Aden and elsewhere, including the effective closure of the Strait of Hormuz to shipping, and the impact of these events on energy prices, which have increased since the outbreak of the war with Iran, and tanker rates, which initially increased, is uncertain. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing tanker fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. The effective supply of tankers has been impacted in recent years by the impact of sanctions and trade pattern disruptions, including vessels currently continuing to reroute away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, as well as the effective closure of the Strait of Hormuz to shipping. These factors resulted in fleet inefficiencies and support for tanker charter rates, which may not continue.

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

Global economic conditions impact worldwide demand for various goods and commodities and, thus, drybulk and tanker shipping. The current macroeconomic environment is characterized by significant inflation, causing the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued global trade war between the U.S. and China, the expansion of U.S. tariffs and trade protectionism policies to nearly all other countries, and other policies that the new U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Ukraine, the war between Iran and the U.S. and Israel and elsewhere in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Weakened global economic conditions could disrupt financial markets, and may lead to weaker consumer demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

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

Economic slowdown in the Asia Pacific region, particularly in China, may have a material adverse effect on us, as we anticipate a significant number of the port calls made by our vessels may again in the future involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Port calls in China represented 11% and 6% of our worldwide port calls in 2021 and 2022, respectively, and revenues from Chinese charterers represented less than 10% of our revenues in 2021 and 2022, respectively. During 2023, 2024 and 2025, there were no port calls in China and no revenues from Chinese charterers. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and any financial institutions with whom we enter into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

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

In the event that an economic slowdown, whether as a result of recent imposition of tariffs by the U.S. and other countries or otherwise, results in a persistent stagnation or decline in demand and the long-term trend falters, the production of, and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products, and consequently this would have an adverse impact on the employment of our tanker vessels, and the charter rates that they command, as was the case from the second half of 2020, until the second quarter of 2022.

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

World events, including terrorist attacks, international hostilities and potential disruption of shipping routes due to events outside of our control, including the conflict in Ukraine and the war between Iran and the U.S. and Israel, could negatively affect our results of operations and financial condition.

We conduct most of our operations outside of the U.S. and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other countries and geographic areas, terrorist or other attacks and war or international hostilities. Terrorist attacks and the continuing response of the U.S. and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including the war between Iran and the U.S. and Israel, the Israeli-Palestinian conflict, the escalation of conflict between Russia and Ukraine, and the presence of U.S. or other armed forces in Iraq, Syria, Afghanistan and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. These types of attacks have also affected vessels trading in regions such as the Black Sea, South China Sea and the Gulf of Aden off the coast of Somalia. The Company is still taking ships through the Suez Canal, and there is a high risk that Houthis might attack our vessels. Although our vessels are insured, there is a risk that insurers may deny cover, or delay payment if an attack does take place, which attack could destroy our ships or partially damage them. The IMO’s extraordinary council session held on 10th and 11th March 2022, addressed the impacts on shipping and seafarers, as a result of the conflict in the Black Sea and the Sea of Azov. The IMO called for the need to preserve the integrity of maritime supply chains and the safety and welfare of seafarers and any spillover effects of the military action on global shipping, logistics and supply chains, in particular the impacts on the delivery of commodities and food to developing nations and the impact on energy supplies. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union’s recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported approximately 5.5 mbpd of seaborne crude oil and refined petroleum products to the EU, USA, South Korea and Japan. After February 2023, Russia is exporting less than 0.4 mbpd to these countries. The price of crude oil (Brent) initially traded above $100 per barrel as a result of the war and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil but has since come down, before increasing again in March 2026 as a result of the war between Iran and the U.S. and Israel and, as of March 31, 2026, was trading at $118 per barrel (Brent). Russian crude oil is restricted for export, due to the extension of economic sanctions, and has also been impacted by boycotts and general sentiment, and the war between Iran and the U.S. and Israel, including the effective closure of the Strait of Hormuz to shipping, each of which could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation, which could negatively impact tanker charter rates over the longer term. In addition, higher oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due to such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. A slowdown in the global economy would also negatively affect the demand for products and commodities transported by dry bulk vessels, which would then negatively affect the charter rates for such vessels. The war in Ukraine is also impacting trade flows on drybulk vessels and for a range of commodities. Some of these changes in trade flows could positively affect the demand for vessels, other trade flow changes might negatively affect the vessel demand, such as reduced grain exports ex Ukraine. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with higher oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive.

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

The war between Iran and the U.S. and Israel and the conflict in Ukraine and the global responses to these situations continue to evolve and their impact on energy supply and demand, energy prices and tanker and drybulk carrier operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition.

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

Tensions over trade and other matters remain high between the U.S. and China. In April 2025, the United States imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating over 100% on imports from China, as well as tariffs on specific goods which have resulted in other countries imposing additional tariffs, including substantial additional tariffs on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 1, 2025. A ruling by the U.S. Supreme Court in February 2026 invalidated many of the tariffs imposed by the U.S. administration in 2025, however, the U.S. administration immediately imposed new tariffs based on different statutory authority. The U.S. administration has, and is expected to continue, to broadly impose tariffs, which has led and could lead to further corresponding punitive actions by the countries with which the U.S. trades.

In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton ($120 per container, if applicable) commencing October 14, 2025, increasing to $23 per net ton ($153 per container, if applicable) on April 17, 2026, $28 per net ton ($195 per container, if applicable) on April 17, 2027 and $33 per net ton ($250 per container, if applicable) on April 17, 2028. On October 10, 2025, China announced port fees, effective October 14, 2025, on vessels built in the U.S., flying the U.S. flag or owned or operated by U.S. enterprises, other organizations, or individuals, including those in which U.S. enterprises, other organizations, or individuals directly or indirectly hold 25% or more of the equity (voting rights or board seats), in the following amounts: per voyage: (1) from October 14, 2025: RMB 400 per net ton; (2) from April 17, 2026: RMB 640 per net ton; (3) from April 17, 2027: RMB 880 per net ton; and (4) from April 17, 2028: RMB 1,120 per net ton. The U.S. and Chinese fees are each charged up to five times per year, per vessel. On October 30, 2025, the U.S. and China each announced that these port fees would be suspended for a one-year period. It is unknown the effect that these port fees, the implementation of which remains unclear, will have on us and our fleet, which does not include any Chinese-built vessels, or our industry generally.

These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the EU and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. While the ultimate impact of such developments, or the perception they may occur, will have on our industry and our business is currently unknown, such developments may have a material adverse effect on global economic conditions, and may significantly reduce global trade, which could adversely and materially affect freight rates and charter rates for our ships to the extent we are seeking employment for our vessels and therefore our business, results of operations, and financial condition.

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

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism, such as Cuba, Iran and North Korea. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

We operate in a number of countries throughout the world, including countries that may be known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies which are consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-bribery laws. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

Risks Related To Our Business

Our fleet consists of three drybulk carriers and one Aframax tanker, and we have agreed to acquire two product tankers. The small size of our fleet and any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition.

Our fleet consists of three handysize drybulk carriers and one Aframax tanker, and we have agreements to acquire two product tankers scheduled to be delivered to us in 2026. Unless and until we identify and acquire additional vessels, we will depend upon these vessels for all of our revenue. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable charter or otherwise, our business, results of operations financial condition could be materially adversely affected.

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

We derive all our revenues from the payment of charter hire by charterers of our vessels. The ability and willingness of each of our counterparties to perform their obligations under charter agreements with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk carrier sector, the crude tanker sector and the product tanker sector of the shipping industry, as applicable, and the overall financial condition of the counterparties. In addition, in depressed market conditions, charterers may seek to renegotiate their charters or may default on their obligations under charters and our charterers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or time charters could be at lower rates. If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us. We would not receive any revenue from such a vessel while it remained unchartered, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. The failure by charterers to meet their obligations to us or an attempt by charterers to renegotiate our charter agreements could have a material adverse effect on our revenues, results of operations and financial condition.

Employment of our vessels on time charters may prevent us from taking advantage of rising spot charter rates.

The spot market for drybulk carriers may fluctuate significantly based upon drybulk carrier supply and demand and the spot market for Aframax tankers may fluctuate significantly based upon tanker supply and demand. The factors affecting supply and demand for drybulk carriers, Aframax tankers and product tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. We currently have all three of our drybulk vessels under time charter employment of short duration and our crude oil tanker operating in the spot market, and will seek to employ the two product tankers we have agreed to acquire in the spot market or on short duration time charters. We expect that we will continue to seek to employ vessels in the spot market, if market conditions seem favorable. If we employ our vessels on time charters, the charter rates for such vessels will be fixed for a specified time period. We cannot assure you that charter rates will not increase during the period of such employment. If our vessels are employed on time charters during a period of rising spot market charter rates, we would be unable to pursue opportunities to charter our vessels at such higher charter rates.

Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact on our revenues and financial condition.

As of March 31, 2026, our drybulk handysize vessels were under time charter contracts, with one expiring in April 2026 and two in May 2026, and our crude oil tanker was operating in the spot market. We will be exposed to prevailing charter rates in the drybulk carrier, crude oil tanker and product tanker sectors, as applicable, when our vessels’ existing charters expire or in the case of our two product tankers, when they are delivered to us and we seek to employ them; as well as, in the future, to the extent the counterparties to our fixed-rate time charter contracts fail to honor their obligations to us. The successful operation of our vessels in the competitive and highly volatile spot charter market will depend on, among other things, obtaining profitable spot charters, which depends greatly on vessel supply and demand, and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. When the current charters for our fleet expire or are terminated, it may not be possible to re-charter these vessels at similar rates, or at all, or to secure charters for any vessels we agree to acquire at similarly profitable rates, or at all. As a result, we may have to accept lower rates or experience off-hire time for our vessels, which would adversely impact on our revenues, results of operations and financial condition.

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

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly, including the ability to use alternative combustion fuels. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. More technologically advanced vessels have been built since our vessels, which have an average age of 15.27 years as of March 31, 2026, were constructed, and vessels with further advancements may be built that are even more efficient or more flexible or have longer physical lives, including new vessels powered by alternative fuels or which are otherwise perceived as more environmentally friendly by charterers. Competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels, and the resale value of our vessels could significantly decrease, which could also result in impairment costs. In these circumstances, we may also be forced to charter our vessels to less creditworthy charterers, either because top tier charters will not charter older and less technologically advanced vessels or will only charter such vessels at lower contracted charter rates than we are able to obtain from these less creditworthy, second tier charterers. Consequently, our results of operations and financial condition could be adversely affected.

The ageing of our fleet may result in our vessels being less attractive to charterers and in increased operating costs in the future, which could adversely affect our earnings

Our fleet’s average age, which as of March 31, 2026 was approximately 15.27 years, and equals the average age of our drybulk carriers and our crude oil tanker vessel. These are above the average age of the drybulk carrier and tanker fleet, and as our vessels’ age, we may have difficulty competing with younger, more technologically advanced drybulk carriers and crude oil tankers, as applicable, for charters from top-tier charterers. In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, as do charterer’s concerns regarding the perceived reliability of the vessel’s technical performance. As a result, older vessels are generally less desirable to charterers, particularly more creditworthy charterers.

Unless we set aside reserves for vessel replacement, at the end of a vessel’s useful life, our revenue will decline, which would adversely affect our cash flow and income.

As of March 31, 2026, the vessels in our fleet had an average age of approximately 15.27 years. We currently do not maintain cash reserves for vessel replacement, thus we may be unable to replace the vessels in our fleet upon the expiration of their useful lives, unless we obtain new financing. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flow and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends, if any.

We will need to obtain substantial additional funds for the purchase price obligations for the two product tankers we have agreed to acquire.

We expect to finance the $39.78 million aggregate purchase price for our two product tankers with cash on hand, cash flow from operations and proceeds from possible equity offerings. The full purchase price of each vessel will become due on delivery of the vessel, with an option to pay for the vessel up to one year at the latest after the Memorandum of Agreement date, which fall in December 2026 and January 2027, respectively. Financing this amount will, in addition to requiring that we dedicate a significant portion of our cash from operations, likely require us to raise additional amounts from issuances of our securities or bank borrowings which we would need to seek to arrange. If financing is not available when needed, including potential equity financing or bank borrowings, or is available only on unfavorable terms, we may be unable to meet our purchase price payment obligations.

Any future financing arrangements may contain restrictive covenants that limit our liquidity and corporate activities.

We expect any future financing arrangements we may enter into will impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	engage in mergers or acquisitions;

•	pay dividends; and

•	make capital expenditures.

Any future credit facilities we enter into likely would require us to maintain specified financial ratios, satisfy financial covenants and contain cross-default clauses. As a result of the restrictions in any future financing arrangements we may enter into, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain their permission when needed. This may prevent us from taking actions that we believe are in our best interest which may adversely impact on our revenues, results of operations and financial condition.

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

We expect any debt we incur in the future will be advanced at a floating rate, which can affect the amount of interest payable on such debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, interest rate benchmarks, including SOFR, have increased significantly in recent years. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to any financing arrangements we may enter into in the future. Even if we enter into interest rate swaps or other derivative instruments for the purpose of managing any such interest rate exposure, our hedging strategies may not be effective, and we may incur substantial losses.

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

Inflation could adversely affect our business and financial results by increasing the costs of labor and materials needed to operate our business. During the year ended December 31, 2021 and the year ended December 31, 2022, we experienced increases in vessel operating expenses due to increased costs for crew, due largely to the effects of the COVID-19 pandemic, as well as moderate increases in spares and stores in 2022 compared to 2021, which costs generally decreased slightly in 2023 and increased in 2024 and 2025 but exhibited more stable fluctuations, in contrast to the volatility seen in 2021 and 2022. In an inflationary environment such as the current economic environment, depending on the drybulk industry, the tanker industry and other economic conditions, we may be unable to raise our charter rates enough to offset the increasing costs of our operations, which would decrease our profit margins. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business. See “Item 5. Operating and Financial Review and Prospects—Inflation.”

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could adversely affect our results of operations.

We generate all of our revenues in U.S. dollars, and the majority of our expenses are also in U.S. dollars. However, a relatively small portion of our overall expenses is incurred in Euros, and we also incur executive compensation expenses in Euros. This could lead to fluctuations in net income due to changes in the value of the U.S. dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can thereby increase, decreasing our net income.

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

The loss of Brave Maritime’s services or its failure to fulfil its obligations to us properly for financial or other reasons could materially and adversely affect our business and the results of our operations. Although we may have rights against Brave Maritime if it defaults on its obligations to us, you will have no recourse against Brave Maritime. In addition, in such a case or if our management agreement were to be terminated, we might not be able to find a replacement manager on terms as favorable as those currently in place with Brave Maritime.

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

Entities affiliated with other members of the Vafias family own vessels that operate in various sectors of the shipping industry, including a number of drybulk carriers and tankers. Accordingly, it is possible that Imperial Petroleum, StealthGas, Stealth Maritime, Brave Maritime or other companies affiliated with the Vafias family, or Brave Maritime may face conflicts between their own interests and their obligations to us. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels in which these persons or entities have an interest. Accordingly, our management and our manager might be faced with conflicts of interest with respect to their own interests and their obligations to us. These conflicts of interests may have an adverse effect on our business and your interests as stockholders.

We may enter into certain significant transactions with companies affiliated with members of the Vafias family which may result in conflicts of interests.

In addition to our management contract with Brave Maritime, a company controlled by members of the Vafias family, from time to time we may enter into other transactions with companies affiliated with members of the Vafias family. Brave Maritime also contracts for the crewing of vessels in our fleet with Hellenic Manning Overseas Inc., which is 25% owned by an affiliate of Brave Maritime. For instance, in July 2023, we acquired the Aframax tanker, the Afrapearl II, from Imperial Petroleum and in April 2024, we acquired our third drybulk carrier, the Eco Spitfire, from an affiliate of Brave Maritime and we have entered into agreements to acquire two product tankers from affiliates of Brave Maritime. Such transactions could create conflicts of interest that could adversely affect our business or your interests as holders of our Common Shares, as well as our financial position, results of operations and our future prospects.

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

In addition, the refund guarantors under the newbuilding contracts, which are banks, financial institutions and other credit agencies, may also be affected by financial market conditions in the same manner as our lenders and, as a result, may be unable or unwilling to meet their obligations under their refund guarantees. If the shipbuilders or refund guarantors are unable or unwilling to meet their obligations to the sellers of the vessels, this may impact on our acquisition of vessels and may materially and adversely affect our operations and our obligations under our credit facilities. The delivery of any secondhand vessels could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

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

In general, the cost of maintaining a vessel in good operating condition increases with its age. As of March 31, 2026, the average age of the vessels in our fleet was approximately 15.27 years. Older vessels are typically less fuel efficient and more costly to maintain and operate than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

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

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance for our fleet. While we endeavor to be adequately insured against all known risks related to the operation of our ships, there remains the possibility that a liability may not be adequately covered, and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue.

We procure hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, war risk and other insurance coverage for our fleet with insurance carriers that also provide insurance coverage for ships owned by affiliated entities, including StealthGas, Imperial Petroleum and private Vafias family interests. Accordingly, if one of our ships, or other ships managed by Brave Maritime or Stealth Maritime and owned by an affiliated entity of Brave Maritime or Stealth Maritime, including StealthGas and Imperial Petroleum, were to incur significant costs from an accident, spill or other environmental liability or were subject to insurance fraud or other incident, our insurance premiums and costs could increase significantly or we may not be able to obtain insurance for our ships. We also maintain directors’ and officers’ liability insurance with insurance carriers that also provide similar insurance coverage for affiliated entities including StealthGas and Imperial Petroleum, and any claims under such insurance policies could impact the cost of premiums and availability of our directors and officers insurance.

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

Our vessels made three voyages in 2022, five voyages in 2023, eight voyages in 2024, and sixteen voyages in 2025, carrying cargoes originating from the Russian ports of St. Petersburg, Kaliningrad and Ust-Luga and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions or in the case of Russian origin cargoes exceeded the price cap due to falsified price cap compliance attestations or otherwise, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers, result in our bank accounts being frozen and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries, as has been the case for certain of our vessels’ voyages this year. In such a case, if the vessel was involved in an accident, spill or was otherwise damaged in connection with such a voyage, which could result in losses up to the total loss of the vessel, we would have to bear the repair, clean-up or other costs associated with such an incident, as well as the lack of revenue from any off-hire period, in reliance on our existing cash resources, and we would remain obligated to service and repay our outstanding indebtedness secured by such vessel. In addition, any deemed non-compliance with sanctions could constitute an event of default under any future loan agreements secured by such vessel, and our lenders may seek to accelerate for immediate repayment any indebtedness outstanding thereunder. Any such occurrences could adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business.

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

We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

If management identifies material weaknesses in our internal control over financial reporting or are otherwise unable to conclude that our internal control over financial reporting is effective, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares.

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management identifies material weaknesses in our internal control over financial reporting or are otherwise unable to conclude that our internal control over financial reporting is effective, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares.

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

In the future it may be the case that one or more persons, each of whom owns, either directly or under applicable attribution rules, at least 5% of our Common Shares own, in the aggregate, 50% or more of our

Common Shares. In such circumstances, we and our subsidiaries may qualify for the exemption provided in Section 883 of the Code only if a sufficient number of shares of the closely-held block of our Common Shares were owned or treated as owned by “qualified shareholders” so it could not be the case that, for more than half of the days in the taxable year, the Common Shares in the closely-held block not owned or treated as owned by qualified shareholders represented 50% or more of our Common Shares. For these purposes, a “qualified shareholder” includes an individual that owns or is treated as owning Common Shares and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and certain other persons; provided in each case that such individual or other person complies with certain documentation and certification requirements set forth in the Section 883 regulations and designed to establish status as a qualified shareholder.

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

In connection with determining our PFIC status we treat and intend to continue to treat the gross income that we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. We believe that our income from time chartering and voyage chartering activities does not constitute “passive income” and that the assets that we own and operate in connection with the production of that income do not constitute assets held for the production of passive income. We treat and intend to continue to treat, for purposes of the PFIC rules, the income that we derive from bareboat charters, if any, as passive income and the assets giving rise to such income as assets held for the production of passive income. There is, however, no legal authority specifically under the PFIC rules regarding our current and proposed method of operation and it is possible that the United States Internal Revenue Service(“IRS”), may not accept our positions and that a court may uphold such challenge, in which case we and certain of our subsidiaries could be treated as PFICs. In this regard we note that a federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time charters, could result in our treatment and the treatment of our vessel-owning subsidiaries as PFICs. In addition, in making the determination as to whether we are a PFIC, we intend to treat the deposits that we make on any newbuilding contracts we may enter into and that are with respect to vessels we do not expect to bareboat charter as assets which are not held for the production of passive income for purposes of determining whether we are a PFIC. We note that there is no direct authority on this point and it is possible that the IRS may disagree with our position.

On the basis of the foregoing assumptions, we do not believe that we were a PFIC for our 2025 taxable year, and we do not expect to be a PFIC for the current taxable year. This belief is based in part upon our beliefs regarding the value of the assets that we hold for the production of or in connection with the production of passive income relative to the value of our other assets. Should these beliefs turn out to be incorrect, then we and certain of our subsidiaries could be treated as PFICs for 2025. There can be no assurance that the IRS or a court will not determine values for our assets that would cause us to be treated as a PFIC for 2025, or a subsequent year.

In addition, although we do not believe that we were a PFIC for 2025, we may choose to operate our business in the current or in future taxable years in a manner that could cause us to become a PFIC for those years. Because our status as a PFIC for any taxable year will not be determinable until after the end of the taxable year, and depends upon our assets, income and operations in that taxable year, there can be no assurance that we will not be considered a PFIC for 2025, or any future taxable year.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States stockholders would face adverse United States tax consequences. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, as discussed below under “Tax Considerations—United States Federal Income Taxation of U.S. Holders”), such stockholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our Common Shares, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of our Common Shares. Similar rules would apply to holders of our Class A Warrants Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants. See “Tax Considerations—United States Federal Income Tax Consequences—United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the United States federal income tax consequences to United States stockholders if we are treated as a PFIC. As a result of these adverse tax consequences to United States stockholders, such a finding by the IRS may result in sales of our Common Shares by United States stockholders, which could lower the price of our Common Shares and adversely affect our ability to raise capital.

Risk Related to an Investment in a Marshall Islands Corporation

As a foreign private issuer we are entitled to claim exemptions from certain Nasdaq corporate governance standards, and to the extent we rely on these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

As a foreign private issuer, we are entitled to claim an exemption from many of Nasdaq’s corporate governance practices. Currently, our corporate governance practices comply with the Nasdaq corporate governance standards applicable to U.S. listed companies other than that we only have two members on our audit committee whereas a domestic U.S. company would be required to have three members on its audit committee and a board of directors composed of two independent and two non-independent directors, whereas a domestic U.S. public company would be required to have a majority of independent members. In lieu of obtaining shareholder approval prior to the issuance of certain designated securities issuances, the Company will comply with provisions of the Marshall Islands Business Corporations Act providing that the Board of Directors approves share issuances. To the extent we rely on these or other exemptions you may not have the same protection afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

As of December 31, 2025, and currently, we have limited cash on hand (see “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources”). In order to raise additional capital to support our working capital position and further growth plans, or in connection with equity awards, strategic transactions or otherwise, we may in the future offer additional Common Shares, preferred shares, or other securities convertible into or exchangeable for our Common Shares, including convertible debt. We expect that a significant component of the financing for the planned expansion of our fleet will be through equity offerings. We cannot predict the size of future issuances or sales of our Common Shares, preferred shares or other securities, including those made in connection with future acquisitions or capital raising activities, or the effect that such issuances or sales may have on the market price of our Common Shares. The issuance and sale of substantial amounts of Common Shares, preferred shares or other equity-linked securities, or announcement that such issuance and sales may occur, could adversely affect the market price of our Common Shares.

Under the “at-the-market” (ATM”) issuance sales agreement with Aegis Capital Corp. that we entered into on February 25, 2026, we may, from time to time, sell our common shares having an aggregate offering value of up to $98.0 million through Aegis Capital Corp., as sales agent, at our discretion, Our existing ATM is not subject to the “baby shelf” limitations applicable to certain smaller companies, and accordingly we are not restricted in the amount of securities we may sell thereunder in any 12-month period by reference to our public float. In the first quarter of 2026, we received gross proceeds of $1.6 million under the ATM by issuing approximately 1.1 million common shares, leaving approximately $96.4 million remaining under the ATM facility. If we sell shares under the ATM facility at prices below the price at which existing shareholders invested, such shareholders will experience dilution, which may be significant.

As a result of the Spin-Off, Imperial Petroleum owns 600,000 Series A Convertible Preferred Shares, with an aggregate liquidation preference of $15,000,000, that currently are convertible into our Common Shares at a conversion price of $1.5131. The conversion price of the Series A Convertible Preferred Shares will be adjusted to the lowest price of issuance of Common Shares by the Company in any registered offering of Common Shares after the original issuance of Series A Convertible Preferred Shares. As a result, we may issue a significantly larger number of Common Shares upon conversion of the Series A Convertible Preferred Shares. The issuance of such Common Shares upon conversion of the Series A Convertible Preferred Shares could result in substantial dilution to investors in our Common Shares if the conversion price at the time of conversion of Series A Convertible Preferred Stock is lower than the price per share of Common Shares paid by investor. As of March 31, 2026, we also have outstanding Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants, which are exercisable for a large number of our Common Shares. See “Item 10. Additional Information. A. Share Capital” for additional details regarding these securities, including the exercise price and number of Common Shares issuable upon exercise.

The exercise price of our outstanding Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants will be adjusted in certain circumstances. If (1) there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving our Common Shares and the lowest daily volume weighted average price during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days immediately following the date of such event is less than the exercise price then in effect, then the exercise price shall be reduced to the lowest daily volume weighted average price during such period and the number of Common Shares issuable upon exercise will be proportionately adjusted such that the aggregate exercise price on the date of original issuance of the Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants will remain unchanged, and (2) we sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Shares or convertible security, at an effective price per share less than the exercise price of the Class B-1 Warrants, Class B-2 Warrant, Class C-1 Warrant and Class C-2 Warrant then in effect, the exercise price of the Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants will be reduced to such price, provided that, the exercise price of the Class B-1 Warrants and Class B-2 Warrants will not be less than $3,000.00 and the exercise price of the Class C-1 Warrants and Class C-2 Warrants will not be less than $180.00 as a result of an issuance described in this clause (2), and the number of Common Shares issuable upon exercise of the Class B-2 Warrants and Class C-2 Warrants will be proportionately adjusted such that the aggregate exercise price will remain unchanged. As a result, we may issue a significantly larger number of Common Shares upon exercise of the Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants. Any reverse stock split that is effected is likely to result in a decrease in the exercise price and an increase in the number of Common Shares issuable upon exercise of our outstanding Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants. The exercise price of our Class D Warrants is subject to adjustment based on the lowest daily VWAP during a five-day adjustment period after each six-month anniversary of the December 12, 2025 original issuance date of such warrants (subject to a floor price equal to 20% of the Nasdaq Minimum Price on the applicable six-month anniversary). The conversion price of our Series A Convertible Preferred Shares would also adjust in the event of certain adjustments to the consideration per Common Share payable upon exercise of our outstanding warrants.

In addition, sales of a substantial number of shares of our outstanding Common Shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Common Shares intend to sell shares, could reduce the market price of our Common Shares.

We cannot assure you that we will be able to make future sales of our Common Shares, preferred shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights that are superior to existing shareholders. The issuance of additional Common Shares, preferred shares or other securities, including upon conversion of our Series A Convertible Preferred Shares or exercise of our outstanding warrants, could adversely impact on the trading price of our Common Shares.

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

Our Common Shares currently trade on The Nasdaq Capital Market. The Nasdaq Stock Market LLC has requirements that a company must meet in order to remain listed on Nasdaq. In particular, Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per share of our Common Stock. We effected a 1-for-100 reverse stock split of our Common Stock on April 11, 2024, at 11:00 pm Eastern time, intended to help us regain compliance with the Nasdaq listing requirements, after we had received deficiency letter and a delisting determination letter, related to the minimum bid price closing below $1.00 since July 2023 and below $0.10 for 10 consecutive days in March 2023. On April 27, 2024, we received a letter from Nasdaq notifying us that we demonstrated compliance with the requirements to remain listed on the Nasdaq Capital Market, as required by the Nasdaq Hearings Panel (the “Panel”). The letter also informed the Company that pursuant to Listing Rule 5815(d)(4)(B), the Company would be subject to a mandatory Panel monitor for a period of one year from the date of this letter. If, within that one-year monitoring period, the Nasdaq staff (the “Staff”) had found the Company again out of compliance with the requirement that was the subject of the exception, notwithstanding Rule 5810(c)(2), the Company would not have been permitted to provide the Staff with a plan of compliance with respect to that deficiency and the Staff would not have been permitted to grant additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, the Nasdaq will issue a delist determination letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened hearings panel if the initial Panel is unavailable. The Company would have the opportunity to respond/present to the hearings panel as provided by Listing Rule 5815(d)(4)(C). We effected a 1-for-2.5 reverse stock split of our Common Stock on December 31, 2024, at 11:59 pm Eastern time, a 1-for-6 reverse stock split of our Common Stock on April 3, 2025, at 11:59 pm Eastern time, and a 1-for-20 reverse split of our Common Stock on January 25, 2026, at 11:59 pm, Eastern Time, intended to help us maintain compliance with the Nasdaq listing requirements. On April 16, 2026, the closing price of our Common Stock on the Nasdaq Capital Market was $0.8295 per share.

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

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

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

In connection with the contribution of the vessels comprising our initial fleet to us by Imperial Petroleum and $5,000,000 in working capital in connection with our Spin-Off, we issued 600,000 Series A Convertible Preferred Shares to Imperial Petroleum. These Series A Convertible Preferred Shares vote with our Common Shares and each Series A Convertible Preferred Share entitles the holder thereof to the right to cast a number of votes for all matters on which our shareholders are entitled to vote equal to the number of Common Shares into which such shares are convertible multiplied by 30, subject to certain limitations that will prevent the Imperial Petroleum from exercising more than 49.99% of the aggregate voting power derived from any voting security then held by Imperial Petroleum on any matter put to shareholders, and as of December 31, 2025 and March 31, 2026, Imperial Petroleum and its affiliates had 49.99% of the aggregate voting power of our outstanding stock. While the Imperial Petroleum has no agreement, arrangement or understanding relating to the voting of the Series A Convertible Preferred Shares, it is able to influence the outcome of matters on which our shareholders are entitled to vote, including the election of directors and other significant corporate actions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Imperial Petroleum continues to own a significant amount of our equity, even though the amount is less than 50% of our voting power, it will continue to be able to exercise considerable influence over our decisions. The interests of Imperial Petroleum may be different from your interests.

Our Common Shares rank junior to the Series A Convertible Preferred Shares with respect to dividends and amounts payable in the event of our liquidation.

Our Common Shares rank junior to our Series A Convertible Preferred Shares with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding-up. This means that, unless accumulated dividends have been paid or set aside for payment on all of our outstanding Series A Convertible Preferred Shares for all past completed dividend periods, no dividends may be declared or paid on our Common Shares subject to limited exceptions. Likewise, in the event of our voluntary or involuntary liquidation, dissolution or winding-up, no distribution of our assets may be made to holders of our Common Shares until we have paid to holders of our Series A Convertible Preferred Shares a liquidation preference equal to $25.00 per share plus accumulated and unpaid dividends. Accordingly, the Series A Convertible Preferred Shares may adversely affect the market price of the Common Shares. In addition, the Series A Convertible Preferred Shares are convertible into our Common Shares, at a conversion price equal to $1.5131, which will be further adjusted to the lowest price per share sold in a registered public offering.

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

B. Business Overview

Our fleet consists of three drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, one Aframax crude oil tanker that transports crude oil. We have also entered into two Memoranda of Agreement for the acquisition of two MR product tankers, both built in South Korea in 2008 and 2011, for a purchase price of $16.88 million for the 2008-built tanker and $22.90 million for the 2011-built tanker. One of the vessels was delivered at the beginning of Q2 2026, and the second one is scheduled for Q3 2026. Upon delivery of these vessels, and assuming no other vessel acquisitions or dispositions, the total cargo carrying capacity of our fleet will be 311,431 dwt. Please see information in the section “Our Fleet” below.

Our business strategy is focused on carefully selecting the timing and the structure of our investments in vessels and reliably, safely and competitively operating the vessels we own, through our affiliate, Brave Maritime.

Our Fleet

As of March 31, 2026, the profile and deployment of our fleet is the following:

Name	Year Built	Country Built	Vessel Size (dwt)	Vessel Type	Special Survey Timing	Employment Status	Daily Charter Rate	Expiration of Charter(1)
Drybulk Carriers
Eco Bushfire	2011	Japan	32,000	Handysize drybulk carrier	Q2 2026	Time Charter	$12,500	April 2026
Eco Angelbay	2009	Japan	32,000	Handysize drybulk carrier	Q2 2027	Time Charter	$16,500	May 2026
Eco Spitfire	2012	Japan	33,664	Handysize drybulk carrier	Q2 2027	Time Charter	$13,000	May 2026
Tankers
Afrapearl II	2010	Korea	115,804	Aframax oil tanker	Q3 2028	Spot
San Remo *	2008	Korea	50,760	Product Tanker	Q3 2026
Clean Fury **	2011	Korea	47,203	Product Tanker	Q2 2026

*	Scheduled to be delivered to us in the third quarter of 2026.
**	Delivered to us on April 3, 2026, and currently employed in the spot market.

We plan to expand our fleet by investing in high-quality, Japanese or Korean-built drybulk carriers, which may include vessels in class sizes ranging from Handysize class vessels of 28,000-40,000 dwt to Capesize class vessels of 100,000+ dwt, and potentially tankers of all sizes. We may also acquire vessels in these or other seaborne transportation sectors in addition to the drybulk and tanker sectors, under favorable market conditions. We do not, however, currently have any agreements or commitments to acquire additional vessels beyond our two contracted product tankers described above. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.

We will deploy our drybulk carriers either on time charter trips or spot voyages of short-term duration while our tanker vessels will mostly be employed in the spot market as conditions are favorable in the near term. In the long run, our fleet could potentially be employed on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of market conditions. As of March 31, 2026, our dry bulk carriers were under short duration time charter contracts, with one expiring in April 2026 and two in May 2026 and our Aframax crude oil tanker was operating in the spot market. Upon delivery, we expect our MR product tankers to be deployed initially in the spot market, and thereafter on a mix of spot and short-term time charters.

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

The term of our management agreement with Brave Maritime will expire on December 31, 2026. Unless six months’ notice of non-renewal is given by either party prior to the end of the then current term, this agreement will automatically extend for additional 12-month periods.

For additional information about the management agreement, including the calculation of management fees and termination provisions, see “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions—Management and Other Fees.”

Crewing and Employees

Brave Maritime ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that our vessels employ experienced and competent personnel. Since 2021, Hellenic Manning Overseas Inc, formerly known as Navis Maritime Services Inc., an affiliated entity based in Manila, has been responsible for providing the crewing of our fleet, under Brave Maritime’s technical management. These responsibilities include training, compensation, transportation and additional insurance of the crew.

Chartering of the Fleet

We, through Brave Maritime, manage the employment of our fleet. We deploy our vessels on time charters, that can last up to several years, and spot market charters (through voyage charters and short-term time charters), which generally last from one to six months, subject to market conditions. Time charters are for a fixed period of time but could also occasionally include optional periods giving charterers the right to extend the charter. A voyage charter is generally a contract to carry a specific cargo from a loading port to a discharging port for an agreed-upon total charge. Under voyage charters we pay for voyage expenses such as port, canal and fuel costs. Under a time charter the charterer pays for voyage expenses.

Vessels operating in the spot market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in drybulk charter rates, although we are then exposed to the risk of declining drybulk charter rates.

For our crude oil and product tanker vessels the current chartering strategy, due to favorable market rates, is either spot employment or short time charter employment up to a period of three months. As charter market conditions change, we may consider longer term employment for our crude oil and product tankers.

Typically spot market charters can last from a few days up to two months. If we commit vessels to period charters, future spot market rates may be higher or lower than those rates at which we have period chartered our vessels.

In formulating our chartering strategy, we evaluate past, present and future performance of the freight markets and balance the mix of our chartering arrangements in order to achieve optimal results for the fleet. We will deploy our drybulk carriers either on time charter trips or spot voyages of short-term duration while our tanker vessel will mostly be employed in the spot market as conditions are favorable in the near term. In the long run, our fleet could potentially be employed on a mix of period charters, including time charters which can last up to several years, and spot market charters, which generally last from one to six months, and in pools, according to our assessment of market conditions. As of March 31, 2026, our dry bulk carriers were under short duration time charter contracts, with one expiring in April 2026 and two in May 2026, and our crude oil tanker was operating in the spot market.

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

•

Time charter. A time charter is a contract under which a charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for a fixed period of time for use of the vessel. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. Under a time charter the charterer pays substantially all of the voyage expenses, including port costs, canal charges and fuel expenses. The vessel owner pays commissions on gross voyage revenues and the vessel operating expenses, which include crew wages, insurance, lubricants, technical maintenance costs, spares and store supplies. Time charter rates are usually fixed during the term of the charter. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating under voyage charters in the spot market during periods characterized by favorable market conditions. Prevailing time charter rates fluctuate on a seasonal and year-to-year basis reflecting changes in spot charter rates, expectations about future spot charter rates and other factors. The degree of volatility in time charter rates is lower for longer term time charters as opposed to shorter term time charters. The charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

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

•

Trip time charter. A trip time charter is a short-term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate on a semi-monthly or monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the payment methodology for use of the vessel and the respective financial responsibilities of the charterer and ship-owner for vessel voyage expenses as described under time charter and voyage charter. The charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

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

Customers

Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. Principal charterers include national, major and other independent companies and commodities traders, and industrial users of those products. For the year ended December 31, 2025, we had four customers accounting for 65% of our total revenues, for the year ended December 31, 2024, we had three customers accounting for 51% of our total revenues, and for the year ended December 31, 2023, we had two customers accounting for 46% of our total revenues. In addition, any vessels employed under bareboat charter in the future may be sub-chartered to third parties.

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

Environmental Regulations—The United States Oil Pollution Act of 1990 (“OPA”) and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”)

The United States Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel oil (bunkers) and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, (“CERCLA”), which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact on our operations.

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

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the person responsible for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the person responsible fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

We currently maintain, for each of our vessels, pollution liability coverage insurance in the amount of $1 billion per vessel per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damage from a catastrophic spill exceeded our insurance coverage, it would have a severe effect on us and could possibly result in our insolvency.

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

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA. Under EPA regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three-mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“VGP”), incorporates the current United States Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The United States Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, the United States Coast Guard includes the VGP as part of its normal Port State Control inspections. The EPA issued a VGP that became effective in December 2013. Among other things, it contained numeric ballast water discharge limits for most vessels and more stringent requirements for exhaust gas scrubbers and required the use of environmentally friendly lubricants. We have submitted NOIs (Notices Of Intent) for Discharges Incidental to the Normal Operation of a Vessel under the 2013 VGP to the U.S. EPA for all our ships trading in U.S. waters. The 2013 VGP was set to expire on December 13, 2018; however, its provisions will remain in effect until the regulations under the 2018 Vessel Incidental Discharge Act (“VIDA”) are final and enforceable. VIDA, signed into law on December 4, 2018, establishes a new framework for the regulation of vessel incidental discharges under CWA Section 312(p). VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the United States Coast Guard to develop implementation, compliance, and enforcement regulations within two years of the EPA’s promulgation of its performance standards. All provisions of the 2013 VGP will remain in force and effect until the United States Coast Guard regulations under VIDA are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020. Compliance with the EPA and United States Coast Guard ballast water management regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements at potentially substantial cost or may otherwise restrict our vessels from entering United States waters.

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

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which provides new mid-term emissions reduction goals and builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources to represent at least 5%, striving for 10%, of the energy used by international shipping by 2023 and (4) achieving net zero GHG emissions from international shipping. A basket of mid-term measures to reduce GHG emissions that combine technical and economical elements is expected to be finalized at MEPC 81 in spring 2024, and ultimately enter into force in 2027. Potential long-term measures may be finalized and agreed by MEPC beyond 2030.

Following a July 14, 2021 European Commission proposal, the European Parliament voted to include CO2, methane (NH4) and nitrous oxide (N2O) emissions from shipping within the EU’s Emissions Trading Scheme (“EU ETS”). The proposal was adopted in May 2023 and became effective January 1, 2024. The EU ETS now applies to all voyages by vessels 5,000 gross tonnage and above that start or finish within the EU. It requires vessel operators to purchase allowances that correspond to the emissions covered by the system. The scheme phased in for CO2 in 2024 and will phase in for methane and nitrous oxide in 2026. Additional jurisdictions may adopt similar GHG emissions monitoring and reduction schemes in the future.

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

The FuelEU Maritime Regulation incentivizes the production and uptake of sustainable low carbon and renewable fuels for ships over 5,000 gt operating in European territorial waters. The regulation entered into force on January 1, 2025 and established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. It also established that from January 1, 2030, containerships and passenger ships will be required to connect to onshore power supply (OPS) or use zero-emission technology while at berth in a port of call under the jurisdiction of a member state. The GHG intensity of energy consumed by vessels on European voyages is measured on a Well-to-Wake (WtW) basis, and the Regulation requires reductions in the lifecycle GHG intensity of fuel which will gradually increase every five years, beginning with a 2% reduction in 2025 (compared to 2020 levels), up to 80% by 2050. This progressive reduction is designed to incentivize the development and uptake of biofuels and renewable fuels of non-biological origin (RFNBOs) with higher decarbonization potential. The upper limit of GHG intensity is calculated based on the EU MRV data from 2020, and ships with a higher GHG intensity than the applicable upper limit must pay a remedial penalty proportional to their compliance deficit. The compliance deficit is the difference between the maximum permissible GHG intensity and the actual GHG intensity, multiplied by the ship’s energy consumption. FuelEU also includes a voluntary pooling mechanism, under which ships will be allowed to pool their compliance balance with one or more other ships.

Both the EU ETS and FuelEU schemes have significant impacts on the management of the vessels calling to EU ports, by increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers. Ultimately, vessels chartered in the future may be subject to discount rates compared to more technologically advanced vessels that are better equipped to comply with such schemes, such as vessels using dual fuels. The impact of these requirements on our business and operations, including any necessary capital expenditure, is difficult to accurately predict at this time.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”), came into effect in the United States. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, (“SOLAS”), created a new chapter of the convention dealing specifically with maritime security. The chapter went into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (“ISPS Code”). Among the various requirements are:

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

IMO Cyber Security

The Maritime Safety Committee, at its 98th session in June 2017, adopted Resolution MSC.428(98)—Maritime Cyber Risk Management in Safety Management Systems. The resolution encourages administrations to ensure that cyber risks are appropriately addressed in existing safety management systems (as defined in the ISM Code) no later than the first annual verification of the company’s Document of Compliance after January 1, 2021. Owners risk having ships detained if they have not included cyber security in the SMS of ships.

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

Classification and Inspection

All our vessels are certified as being “in class” by a classification society member of the International Association of Classification Societies such as Lloyds Register of Shipping and Bureau Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard contracts and memoranda of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year—an annual survey, every two to three years— an intermediate survey, and every four to five years—a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 30 to 36 months for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection; alternatively, such requirements may be dealt with concurrently with the special survey.

In addition to the classification inspections, many of our customers, including the major charterers regularly inspect our vessels as a pre-condition to chartering voyages on these vessels. We believe that our well- maintained, high-quality tonnage should provide us with a competitive advantage in the current environment of increasing regulations, and customer emphasis on quality of service.

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

Hull and Machinery Insurance

We have in place Fleet Marine Hull and Machinery and Fleet War Risk insurance policies, providing cover for particular damage to the vessel, salvage and towage costs following a casualty as well as for vessel Actual or Constructive Total Loss. The vessels are each insured up to at least fair market value, subject to a deductible of $150,000 per incident.

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

Protection and Indemnity Insurance

Protection and indemnity insurance, is a form of mutual indemnity insurance, which designed to cover third party liabilities likely to arise out of our shipping activities. It is provided by non-profit-making insurance organizations commonly known as Protection and Indemnity Associations or “P&I Clubs.” This insurance aims to respond towards third-party liability claims and other related expenses arising amongst others from injury or death of crew, passengers and other third parties, loss of or damage to cargoes, claims arising from collisions with other vessels, damage to third-party properties, pollution arising from oil or other substances, salvage costs to the extent that they aim to control or mitigate the environmental effect following a casualty, wreck removal and other discretionary costs.

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

Ownership of medium range product tankers and crude oil tankers capable of transporting crude oil and refined petroleum products, such as gasoline, diesel, fuel oil and jet fuel, as well as edible oils and chemicals, is highly diversified and is divided among many independent tanker owners. Many oil companies and other oil trading companies, the principal charterers of our product tankers and crude oil tanker, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. Competition for charters, including for the transportation of oil and oil products, can be intense and depends on price as well as on the location, size, age, condition, specifications and acceptability of the vessel and its operator to the charterer and is frequently tied to having an available vessel with the appropriate approvals from oil majors. Principal factors that are important to our charterers include the quality and suitability of the vessel, the vessel’s age, technical sophistication, safety record, compliance with IMO standards and the heightened industry standards that have been set by some energy companies, and the competitiveness of the bid in terms of overall price.

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

Handysize. Handysize vessels have a carrying capacity of between 28,000 and 40,000 dwt. These vessels are almost exclusively carry minor bulk cargo. Increasingly, vessels of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels. Handysize vessels are well suited for small ports with length and draft restrictions. Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and discharging.

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

Politics and climate changes are a continuous source of volatility and played an important role in the energy markets in 2025. Geopolitical tensions and volatility continued to weigh heavily on oil tanker demand in 2025. US sanctions tightened Iranian crude production and exports, reducing exports by 400,000 barrels/day in the 2025-26 period. In the first half of 2025 rates were arguably softer than fundamentals suggested, just as in the last few months they were stronger. Nevertheless, a combination of solid volume growth, at times more long-haul trade, extensive sanctions on ships and oil infrastructure and exogenous events caused a very tight tanker market balance with correspondingly high rates nearly until the end of the year 2025.

Going into the Iran war, the world’s oil stocks were relatively high, both on shore and at sea. Global observed inventories, according to the IEA, were the highest level since February 2021. High stocks can be good for freight, particularly where they lock up tankers to store it. The US / Israeli attacks on Iran provided an opportunity to move from high stocks to low stocks of oil without harming rates. Floating storage is unwinding rapidly in Asia; IEA member countries agreed on March 11, 2026 to make 400 million barrels of crude and refined products available to the market, the biggest draw in its history; high oil prices are causing refiners to draw down commercial inventories; households are drawing down stocks by holding off buying fuel for their cars or heating oil for their houses.

These stocks are being drawn to compensate for roughly one third of global seaborne crude oil trade locked in the Mideast Gulf. Despite the massive loss of exports, tanker freight rates have remained at very high levels ever since the Strait of Hormuz was blocked. This was achieved in much the same way that floating storage demand supported and boosted rates through the worst of COVID demand destruction in the first half of 2020.

The following positive drivers are supporting tanker charter rates during this current supply disruption:

•	Routes loading within the Mideast Gulf or Red Sea have to pay higher charter rates to attract tonnage into the region, given the heightened risk of being attacked by Iran or the Houthis.

•

Routes beyond the Mideast Gulf have remained strong through a combination of higher-than-average export volumes (crude in the Atlantic / Western Canada) to compensate for losses in the Mideast, and a lack of tonnage thanks to a reluctance of tankers to abandon the Mideast region.

•	high bunker prices (and limited availability) that disincentivize speculative ballasting into the Atlantic.

•	about 350 tankers (including 60 VLCCs) carrying around 186m bbls of oil unable to exit the Mideast Gulf.

•	Sinokor’s efforts to withhold tonnage in the hope of achieving higher rates.

•	High tonne-mile demand in Q1 2026, as Atlantic basin looks replace some of Asia’s lost imports from the Mideast Gulf

•	Buying urgency—which makes charterers less sensitive to freight pricing in Q1 2026.

•	High bunker prices add to the freight bill.

•	Once the Strait opens, tankers have a global stock build to look forward to.

•	Households will be quick to refill tanks as prices subside—as they did shortly after the price spike that followed Russia’s invasion of Ukraine in February 2022.

•	This likely will create a rush of demand that should help offset the loss of fixtures resulting from the release of the 60 laden tankers currently trapped within the Mideast Gulf.

•	Supplementary cargoes will likely be quickly needed to rebuild commercial oil stocks for oil refiners.

•	Government reserves should gradually rebuild once the oil markets return to balance.

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

The second factor that is likely to impact future vessel supply is the drive to control sulfur emissions from ships. Heavy fuel oil (“HFO”) has been the main fuel of the shipping industry for many years. It is relatively inexpensive and widely available, but it is ‘dirty’ from an environmental point of view. The sulfur content of HFO consumed by ships has been about 3.5% until the end of 2019. It is the reason that maritime shipping accounts for 8% of global emissions of sulfur dioxide (“SO2”), an important source for acid rain, as well as respiratory diseases. In some port cities, such as Hong Kong, shipping is the largest single source of SO2 emissions, as well as emissions of particulate matter (“PM”), which are directly tied to the sulfur content of the fuel.

Vessel chartering

Product tankers and crude oil tankers are ordinarily chartered either through a voyage charter or a time charter, under a longer-term contract of affreightment (“COA”) or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as drydockings and special surveys, are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Tankers can also be chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel. A COA is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which a specific cargo will be carried over a specified period of time. COAs benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COAs benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each participating vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and COA with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.

Market cyclicality and trends

The international tanker shipping industry is cyclical and volatile, having reached historical highs in 2008 and historical lows in 2016. Tanker charter hire rates and vessel values for all tankers are influenced by the supply-demand dynamics of the tanker market. Demand for vessels depends on the international trade of oil and refined petroleum products, including the availability of crude oil. Also, in general terms, time charter rates are less volatile than spot rates as they reflect the fact that the vessel is fixed for a longer period of time. In the spot market, rates will reflect the immediate underlying conditions in vessel supply and demand and are thus prone to more volatility.

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

Properties

Other than our vessels, we do not own any material property. Brave Maritime provided office space to us without charge for one year from completion of the Spin-Off in June 2023. Since June 2024, we have been paying a lease rate of €5,000 per month for this office space, with the term expiring in June 2026. The lease term is automatically renewable for a 12-month period, unless a month’s written notice is provided prior to the expiration of the term.

C. Organizational Structure

As of March 31, 2026, we were the sole owner of all the outstanding shares of the subsidiaries listed in Exhibit 8.

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

Overview

C3is Inc. was incorporated under the laws of the Republic of the Marshall Islands on July 25, 2022 to serve as the holding company of two subsidiaries, each owning one of the drybulk carriers in our initial fleet, that Imperial Petroleum subsequently contributed to us in connection with the Spin-Off (as defined below), together with $5,000,000 in cash for working capital in return for our Common Shares and Series A Convertible Preferred Stock. On June 21, 2023, Imperial Petroleum distributed all of our outstanding shares of common stock, par value $0.01 per share (“Common Shares”), to its stockholders and warrantholders, which completed our separation from Imperial Petroleum (the “Spin-Off”). Upon the completion of the Spin-Off on June 21, 2023, we began operating as a separate company from Imperial Petroleum, the Nasdaq-listed ship-owning company serving the petroleum products, crude oil and drybulk sectors of the international shipping industry, of which we were previously a part. In July 2023, we acquired an Aframax tanker for $43 million. In May 2024, we acquired a third handysize drybulk carrier, the Eco Spitfire, for $16.19 million, of which 10% of the purchase price was paid in the second quarter of 2024, and the remaining 90% was paid on April 10, 2025. In December 2025 and January 2026, we entered into Memoranda of Agreement for the acquisition of two MR product tankers, both built in South Korea in 2008 and 2011, respectively, for a purchase price of $16.88 million for the 2008-built tanker and $22.90 million for the 2011-built tanker. One of the vessels was delivered at the beginning of Q2 2026, and the second one is scheduled for Q3 2026.

The financial statements presented in this Annual Report relate to the historical operations of the assets that were contributed to us and that comprise our business after the Spin-Off. The historical financial statements included in this Annual Report include the consolidated financial statements of C3is Inc. for years ended December 31, 2025, 2024 and 2023. Our initial fleet of two drybulk carriers has been accounted using the historical carrying costs of its assets and liabilities from the dates these vessels were acquired by Imperial Petroleum.

We are a provider of international seaborne transportation services to drybulk charterers, including major national and private industrial users, commodity producers and traders, and oil producers, refineries and commodities traders and producers. As of the date of this Annual Report, we own and operate a fleet of three drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers, and one Aframax crude oil tanker that transports crude oil. We have also entered into two Memoranda of Agreement for the acquisition of two MR product tankers, both built in South Korea in 2008 and 2011, respectively. One of the vessels was delivered at the beginning of Q2 2026, and the second one is scheduled for Q3 2026. Upon delivery of these vessels, and assuming no other vessel acquisitions or dispositions, the total cargo carrying capacity of our fleet will be 311,431 dwt.

We will actively manage the deployment of our fleet placing emphasis on employing our drybulk carriers and tankers on time charter trips or spot voyages of short-term duration. Some of our vessels may participate in the future in shipping pools, or, in some cases, in contracts of affreightment. As of March 31, 2026, our drybulk carriers were under short duration time charter contracts, with one expiring in April 2026 and two in May 2026, and our crude oil tanker was operating in the spot market.

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

•

Fleet utilization; Fleet operational utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period, and we calculate fleet operational utilization by dividing the number of our voyage days, excluding commercially idle days during a period, by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in minimizing the number of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades or drydockings and other surveys, and uses fleet operational utilization to also measure a company’s efficiency in finding suitable employment for its vessels.

•

Cyclicality As of March 31, 2026, our dry bulk carriers were under short duration time charter contracts, with one expiring in April 2026 and two in May 2026, and our crude oil tanker was operating in the spot market. Upon delivery, we expect our MR product tankers to be deployed initially in the spot market and thereafter on a mix of spot and short-term time charters. Accordingly, upon expiration of these charters we will be exposed to prevailing charter rates in the drybulk, crude oil tanker and product tanker shipping sectors when these vessels’ existing charters expire. Tanker charter market rates have been strong since the second half of 2022, after remaining at low levels for most periods of recent years. During 2022, the BDI which measures the cost of shipping dry bulk commodities ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022. During 2023, the BDI ranged from a low of 530 on February 16, 2023 and a high of 3,346 on December 4, 2023. The BDI experienced notable fluctuations throughout 2024 and into early 2025. The highest point was on November 19, 2024 when the BDI reached 1,627 points, and the lowest point was on December 10, 2024 when the BDI fell to 1,156 points, marking a 15-month low at that time, and stood at 1,263 on April 15, 2025 compared to 1,821 one year earlier. In 2025, the BDI highest point was on December 3, 2025 at 2,845, whereas the lowest point was on January 27, 2025 at 735. On December 31, 2025 the BDI was 1,889 and on March 31, 2026, the BDI stood at 2,030.

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

The significant decline in the BDI in the second half of 2022 was attributed in part to the easing of port congestion which positively affected the drybulk carrier demand in 2021 as well as to the weakening Chinese demand for drybulk commodities. Following Russia’s invasion of Ukraine in February 2022, the U.S., the EU, the UK and other countries have announced sanctions against Russia. The sanctions announced by the U.S. and other countries against Russia include, among others, restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing large Russian banks from U.S. and/or other financial systems, and barring some Russian enterprises from raising money in U.S. dollars. The BDI which measures the cost of shipping dry bulk commodities, experienced notable fluctuations throughout 2024 and into early 2025. The highest point was on November 19, 2024 when the BDI reached 1,627 points, and the lowest point was on December 10, 2024 when the BDI fell to 1,156 points, marking a 15-month low at that time. In 2025, the BDI highest point was on December 3, 2025 at 2,845, whereas the lowest point was on the 27th of January 2025 at 735.

Geopolitics. The impact of the tariffs recently imposed by the U.S., and by China and other countries in response, remains uncertain; however, it could result in global economic weakness and recession, which may negatively impact demand for drybulk and crude oil cargoes and in turn our vessels and the charter hire rates they are able to earn.

In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the substantial closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil and refined petroleum products may be significantly constrained for some periods of time. The resulting volatility in the market for crude oil and refined petroleum products and in the tanker charter markets, could result in lower tanker charter rates and adversely affect our business.

On April 7, 2026, a two-week cease fire in the war between Iran and the U.S. and Israel was announced. The impact of this temporary cease fire, including whether its duration will hold or be extended, is uncertain including the extent to which it may affect conditions that have supported energy prices and high charter rates for tankers that had initially resulted after the outbreak of the war.

•

Seasonality. As of March 31, 2026, our dry bulk carriers were under short duration time charter contracts, with one expiring in April 2026 and two in May 2026, and our crude oil tanker was operating in the spot market. Upon delivery, we expect our MR product tankers to be deployed initially in the spot market and thereafter on a mix of spot and short-term time charter charters. At the end of the current charters for our vessels, the potential operation in the spot market or seeking period employment may expose us to seasonal changes in, as applicable, the tanker markets, which are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance, and drybulk carrier markets, which are typically stronger in the spring months due to grain season in the Southern Hemisphere, autumn months due to coal inventories and weaker in winter months.

•

Other. Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affect our financial results. Factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages are denominated, can also cause our vessel operating expenses to increase. In addition, our net income may be affected by any financing arrangements, including any potential future interest rate swap arrangements we enter into in the future.

Below please see data regarding our fleet and average daily results for the years ended December 31, 2023, 2024, and 2025 which we use in analyzing our performance.

FLEET DATA	Year Ended December 31,
	2023	2024	2025
Average number of vessels (1)	2.5	3.6	4.0
Total voyage days for fleet (2)	900	1,327	1,436
Total time charter days for fleet (3)	680	864	953
Total spot market days for fleet (4)	220	463	483
Total calendar days for fleet (5)	901	1,334	1,460
Fleet utilization (6)	99.9%	99.5%	98.4%
Fleet operational utilization (7)	91.6%	90.2%	82.7%

Average Daily Results	2023	2024	2025
Adjusted average charter rate (8)	23,453	21,233	15,317
Vessel operating expenses (9)	5,323	6,277	6,289
General and administrative expenses (10)	1,332	2,231	1,662
Management fees (11)	440	440	440
Total daily operating expenses (12)	6,655	8,508	7,952

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

(6)	Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days and is determined by dividing voyage days by fleet calendar days for the relevant period.

(7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days, excluding commercially idle days, by fleet calendar days for the relevant period.

(8)

Average time charter equivalent daily rate is a measure of the average daily revenue performance of a vessel. We determine the average time charter equivalent daily rate by dividing voyage revenues net of voyage expenses (the “Time charter equivalent revenues”) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are payable by us under a spot charter (which would otherwise be paid by the charterer under a time charter contract), as well as commissions or any voyage costs incurred while the vessel is idle. Time charter equivalent revenues and average time charter equivalent daily rate are non-GAAP measures comparable GAAP measure to time charter equivalent revenues, because they assist Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. They are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters) under which the vessels may be employed between the periods. Our calculation of time charter equivalent revenues and average time charter equivalent daily rate may not be comparable to that reported by other companies in shipping or other industries. Reconciliation of time charter equivalent revenues as reflected in the consolidated statements of operations and calculation of average time charter equivalent daily rate follow:

	2023	2024	2025

Voyage revenues	28,738,982	42,296,101	34,755,612
Voyage expenses	7,631,395	14,120,313	12,760,289
Charter equivalent revenues	21,107,587	28,175,788	21,995,323
Total voyage days for fleet	900	1,327	1,436
Adjusted average charter rate	23,453	21,233	15,317

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
(11)

Management fees are based on a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter and a fixed rate fee of $125 per day for each of the vessels operating on bareboat charter. Daily management fees are calculated by dividing total management fees by fleet calendar days for the relevant period.

(12)

Total operating expenses, or “TOE”, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Basis of Presentation and General Information

Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues, the mix of charters our vessels are employed on and hire that our vessels earn under charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the handysize drybulk charter market the Aframax tanker market, as well as the product tanker market after the delivery of our two contracted product tankers.

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

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our ability to control these fixed and variable expenses also affects our financial results. In addition, the type of charter under which our vessels are employed (time, bareboat or spot charter) also affects our operating expenses because we do not pay the operating expenses of vessels that we deploy on bareboat charters. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and regulations related to safety and environmental matters may also cause these expenses to increase.

Management Fees

For the period from June 21, 2023 to December 31, 2025, we paid Brave Maritime, our fleet manager, a fixed rate management fee of $440 per day for each vessel in our fleet under spot or time charter. For the period from January 1, 2023 to June 20, 2023, prior to the Spin-Off, , we paid Stealth Maritime the same daily rates according to each vessel’s fleet employment status From delivery of the vessels comprising our fleet to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, until the completion of the Spin-Off, Imperial Petroleum paid Stealth Maritime for these services pursuant to its management agreement with Stealth Maritime at the same fee levels, and Stealth Maritime subcontracted these services to Brave Maritime. Our Manager also receives a fee equal to 1.0% calculated on the price stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf, excluding vessels contributed as it was in the case of the Spin-Off.

General and Administrative Expenses

We incur general and administrative expenses that consist primarily of legal fees, audit fees, office rental fees, officers and board remuneration or reimbursement, directors’ and officers’ insurance, listing fees and other general and administrative expenses. Our general and administrative expenses also include our direct compensation expenses and the value of non-cash executive services provided through, and other expenses arising from, our management agreement with Brave Maritime, our directors’ compensation and the value of the lease expense for the space we rent from Brave Maritime. Brave Maritime compensates each of these individuals for their services and we, in turn, reimburse Brave Maritime for their compensation. The aggregate cash compensation to our officers in 2023 was $0.3 million, in 2024 it was $0.4 million, and in 2025 it was $0.5 million, and we expect such cash compensation to be approximately $0.5 million in 2026. Prior to the Spin-Off, neither we nor Brave Maritime paid any compensation to our executive officers.

Inflation

Recently there has been a significant increase in inflation throughout the world economy. Such global inflationary pressures, and related central bank actions, have also resulted in higher prevailing interest rates, which would increase the interest rates payable under any floating rate financing agreements we enter into in the future. To date inflation has had a moderate impact on our vessel operating expenses; however, if inflation and interest rates were to increase further in the future, it could negatively impact operating and potential financing expenses. Inflation did not affect operating expenses in 2025 or 2024 as fuel prices and crew wages were stable. Food and lubricants were impacted however, but those items’ contribution to our total operating costs were minimal, at 5% and 7%, respectively, for 2025 and at 1.2% and 1.8%, respectively for 2024.

Since the Company does not have any bank loans, there was no impact on its results from the high interest rates that currently prevail.

We continue to seek to control operating expenses, capital expenditure, financing and other costs through our regular cost-control processes, including seeking competitive bids for services and supplies where appropriate and managing the timing and location for incurring expenses to the extent feasible. We have not entered into any bunker fuel, interest rate or other hedging arrangements to date.

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

Interest Expense and Finance Costs

As of December 31, 2025 and the date of this Annual Report, we did not have any outstanding bank debt. As of December 31, 2025 and the date of this Annual Report, we had a financial liability of $16.88 million and $39.78 million, respectively, relating to the purchase prices of our two contracted product tankers. The full purchase price of each vessel will become due on delivery of the vessel, with our option to pay for the vessel up to one year at the latest after the Memorandum of Agreement date, which fall in December 2026 and January 2027, respectively. Deliveries are expected to be between the second and third quarters of 2026.

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

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements for C3is Inc., which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting estimates are those that reflect significant judgments or uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe is our most critical accounting estimate that involves a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 to the consolidated financial statements of C3is Inc. included elsewhere herein.

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

We review certain indicators of potential impairment, such as vessel fair values, vessel sales and purchases, business plans and overall market conditions including any regulatory changes that may have a material impact on the vessel lives. The decline in the value of our vessels was considered to be an indicator of potential impairment. As of December 31, 2025 and December 31, 2024, we performed step one, the undiscounted cash flow test as required by the ASC guidance. We determined undiscounted projected net operating cash flows for each vessel with carrying value exceeding its fair value and compared it to the vessel’s carrying value. This assessment was made at the individual vessel level since separately identifiable cash flow information for each vessel was available. In developing estimates of future cash flows to be generated over remaining useful lives of the vessels, we made assumptions about the future, such as: (1) vessel charter rates, (2) vessel utilization rates, (3) vessel operating expenses, (4) dry docking costs, (5) vessel scrap values at the end of vessels’ remaining useful lives and (6) the remaining useful lives of the vessels. These assumptions were based on historical trends as well as future expectations in line with our expectations for future fleet utilization under our current fleet deployment strategy, vessel sales and purchases, and overall market conditions.

Projected undiscounted cash flows were determined for the vessels by considering the revenues from existing charters as of December 31, 2025 and December 31, 2024, and revenue estimates based on nine-year historical average rates (base rate) for periods for which there is no charter in place. Such assumptions are highly subjective.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of new-buildings.

As of December 31, 2025, and based on what we believe the charter-free market value of each of our vessel was as of that date, two of our four owned vessels in the water had carrying values above their market values. We believe that the aggregate carrying value of these vessels, assessed separately, exceeded their aggregate charter-free market value by approximately $7.3 million as of December 31, 2025. This served as an indicator for impairment. As of December 31, 2025, we performed a projected undiscounted cash flows review of these vessels, as a result of the impairment review, and the undiscounted net operating cash flows exceeded each vessel’s carrying value, therefore no impairment loss was recognized.

Sensitivity Analysis

The impairment test is highly sensitive to variances in future charter rates. When we conducted the analysis of the impairment test as of December 31, 2025, we also performed a sensitivity analysis related to the future cash flow estimates. The base rates used in the impairment test as described above exceeded the actual 2025 average rates for our drybulk carriers, which had an impairment indication by 34%. If we were to utilize the most recent five-year, and three-year average rates for similar types of vessels, no impairment charge would have been recognized.

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

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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

Results of Operations

Year ended December 31, 2025 compared to the year ended December 31, 2024

The average number of vessels in our fleet was 4 for the year ended December 31, 2025, compared to 3.6 for the year ended December 31, 2024.

VOYAGE REVENUES—Voyage revenues for the year ended December 31, 2025 amounted to $34.8 million, a decrease of $7.5 million compared to revenues of $42.3 million for the year ended December 31, 2024, primarily due to the increased idle days during the year compared to the prior year, as well as the dry docking days of our Aframax tanker in the third quarter of 2025, compared to no dry docking days in 2024. Total calendar days for our fleet were 1,460 days for the year ended December 31, 2025, as compared to 1,334 days for the same period in 2024. Of the total calendar days in the twelve months of 2025, 953 or 65.3%, were time charter days, as compared to 864 or 64.8% for the same period in 2024. Our fleet operational utilization was 82.7% and 90.2% for the year ended December 31, 2025 and 2024, respectively.

VOYAGE EXPENSES—Voyage expenses for the year ended December 31, 2025 were $12.8 million compared to $14.1 million for the year ended December 31, 2024. The decrease in voyage expenses by $1.3 million was mainly attributable to the Afrapearl II, which in the third quarter of 2025, spent extended periods commercially idle in port and in dry dock, during which no voyages were undertaken, and bunker consumption and port expenses were therefore significantly lower, as well as to the overall decrease in bunker prices. Voyage expenses for the year ended December 31, 2025 mainly included bunker costs of $6.4 million, corresponding to 50% of total voyage expenses, and port expenses of $4.9 million, corresponding to 38% of total voyage expenses, since our tanker, the Afrapearl II, operated primarily in the spot market.

VESSELS OPERATING EXPENSES—Vessels’ operating expenses for the year ended December 31, 2025 were $9.2 million compared to $8.4 million for the year ended December 31, 2024. The increase in vessels’ operating expenses was attributed to the increase in the average number of vessels. Operating expenses for the year ended December 31, 2025 mainly included crew expenses of $4.7 million, corresponding to 51% of total operating expenses, spares and consumables costs of $2.1 million, corresponding to 23%, and maintenance expenses of $1.1 million, representing works and repairs on the vessels, corresponding to 12% of total vessel operating expenses.

DRYDOCKING COSTS—Drydocking costs for the year ended December 31, 2025 and 2024 were $1.9 million and nil, respectively. During the year ended December 31, 2025, our Aframax tanker underwent drydocking, whereas during the year ended December 31, 2024, no vessel underwent any drydocking.

DEPRECIATION—Depreciation for the year ended December 31, 2025 was $6.5 million, a $0.3 million increase from $6.2 million for the same period of last year, due to the increase in the average number of our vessels.

MANAGEMENT FEES—Management fees for the year ended December 31, 2025 and 2024 were $0.6 million for each period.

GENERAL AND ADMINISTRATIVE COSTS—General and Administrative costs for the year ended December 31, 2025 and 2024 were $2.4 million and $3.0 million, respectively. The $0.6 million decrease was mainly related to the expenses allocated to warrants issued as part of the two public offerings that occurred in 2024 and classified as liabilities, whereas no similar cost occurred in 2025.

INTEREST AND FINANCE COSTS—Interest and finance costs for the years ended December 31, 2025 and 2024 were $0.4 million and $2.5 million, respectively. The $2.1 million decrease was related to the accrued interest expense – related party, in connection with the $53.3 million, part of the acquisition prices of our Aframax tanker, the Afrapearl II—which was completely repaid in July 2024—and our bulk carrier, the Eco Spitfire, which was completely repaid in April 2025.

INTEREST INCOME—Interest income for the years ended December 31, 2025 and 2024 was $0.3 million and $1.0 million, respectively. The decrease of $0.7 million was due to the reduction in the amount of time deposits held by the Company during the year, following the settlement of the outstanding balance due on the bulk carrier, the Eco Spitfire.

GAIN ON WARRANTS—Gain on warrants for the year ended December 31, 2025 was $9.2 million, as compared with the loss on warrants of $11.1 million for the year ended December 31, 2024, and related to the net fair value changes on our Class B-1 and B-2 Warrants and Class C-1 and C-2 warrants, which were classified as liabilities.

NET INCOME—A net income of $10.5 million was reported for the year ended December 31, 2025, compared to a net loss of $2.7 million reported for the year ended December 31, 2024.

Discussions of year-to-year comparisons between 2024 and 2023 that are not included in this Annual Report on Form 20-F can be found in “Operating and Financial Review and Prospects” Part I, Item 5 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 28, 2025, and incorporated herein by reference.

Liquidity and Capital Resources

As of December 31, 2025, we had cash, cash equivalents and time deposits of $14.9 million. We also had trade receivables of $4.3 million, $3.6 million of which were collected in the first quarter of 2026. We received net proceeds of $1.6 million from the sale of 1.1 million of our common shares under our at-the-market offering sales agreement with Aegis Corp. in the first quarter of 2026 and $1.9 million from the issuance of 2 million common shares upon the exercise of outstanding warrants in the first quarter of 2026.

Our principal sources of funds for our liquidity needs have been cash flows from operations, as well as prior to the Spin-Off contribution from Imperial Petroleum Inc., and net proceeds from public offerings of equity securities, including exercise of warrants, of $4.7 million in July 2023, $6.1 million in January 2024, $5.3 million in March 2024, and $2.7 million mainly in the second half of 2025. Potential additional sources of funds may include future equity offerings and bank borrowings. We expect future equity offerings and other issuances of our Common Shares, preferred stock or other securities, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, as well as possibly bank borrowings, to be a significant component of the financing for our fleet growth plan. Our principal use of funds has been to acquire our vessels, maintain the quality of our vessels and fund working capital requirements.

Our liquidity needs, as of December 31, 2025, primarily related to the funding of the aggregate purchase price of $39.78 million for the two contracted product tankers which we agreed to acquire from a related party in December 2025 and January 2026, respectively as well as expenses for operating our vessels, any vessel improvements that may be required and general and administrative expenses.

As of December 31, 2025, we had no outstanding bank debt and a financial liability of $16.88 million relating to the purchase price of our contracted product tanker, the San Remo. The full purchase price will be due on delivery, with our option to pay for the vessel up to one year at the latest after the Memorandum of Agreement date, which falls on December 15, 2026. In January 2026, we also entered into a Memorandum of Agreement for the acquisition of the Clean Fury for a purchase price of $22.90 million, which full purchase price will become due on delivery, with our option to pay for the vessel up to one year at the latest after the Memorandum of Agreement date, which falls on January 16, 2027. We may incur indebtedness in the future to finance the growth of our fleet. We may also incur indebtedness secured by the vessels in our existing fleet, all four of which are unencumbered as of the date of this annual report.

Under our management agreement with Brave Maritime that we entered into in conjunction with the Spin-Off, we have contractual obligations relating to payments to Brave Maritime which represent management fees, office lease and executive compensation, of which about $0.8 million is expected to be payable within one year commencing December 31, 2025, based on the current size of our fleet.

Our contractual obligations as of December 31, 2025 were:

	Payments due by period (in thousands of U.S. dollars)
	Total	Less than 1 year (2026)	1-3 years (2027-2028)	3-5 years (2029-2030)
Management fees (1)	4,693	837	1,928	1,928
Office lease	350	70	140	140
Executive fees	715	143	286	286
Vessel acquisition	16,880	16,880
Total	22,638	17,930	2,354	2,354

(1)

This amount represents the aggregate daily management fees payable to Brave Maritime. Based on our management agreement with Brave Maritime, we pay $125 per vessel per day for vessels on bareboat charter and $440 per vessel per day for vessels not on bareboat charter for our existing fleet. The amount presented does not include. brokerage commission of 1.25% of the gross freight, demurrage and charter hire collected from employment of our ships and 1% of the contract price of any vessels bought or sold on our behalf payable to Brave Maritime. The term of our management agreement with Brave Maritime will expire in December 2026 but is extended on a year-to-year basis thereafter, unless six months’ written notice is provided prior to the expiration of the term.

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

Cash Flow Data	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Net cash provided by operating activities	$5,639,144	$24,976,137	$4,001,822
Net cash used in investing activities	(12,426,450)	(1,360,335)	(6,537,193)
Net cash provided by/(used in) financing activities	7,482,594	(19,670,747)	(1,488,332)

As of December 31, 2025, we had a working capital surplus of $17.5 million, and our cash balances and time deposits were $14.9 million.

Net Cash Provided By Operating Activities

Year ended December 31, 2025 compared to year ended December 31, 2024

Net cash provided by operating activities was $4.0 million for the year ended December 31, 2025, and $25.0 million for the year ended December 31, 2024. This mainly represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities decreased in the year ended December 31, 2025 compared to the year ended December 31, 2024 by $21.0 million, mainly due to a decrease in our profitability, excluding non-cash items, of $8.0 million, primarily due to decreased revenues from increased idle days during the year compared to the prior year, and the dry docking days of our Aframax tanker in the third quarter of 2025, in parallel with the unfavorable changes in assets and liabilities from working capital movements between the two periods of $13.0 million. This was mainly from trade and other receivables of $9.1 million, combined with payables to related parties of $3.0 million. Working capital is defined as current assets minus current liabilities.

Year ended December 31, 2024 compared to year ended December 31, 2023

Net cash provided by operating activities was $25.0 million for the year ended December 31, 2024, and $5.6 million for the year ended December 31, 2023. This mainly represents the net amount of cash, after expenses, generated by chartering our vessels. Net cash provided by operating activities increased in the year ended December 31, 2024 compared to the year ended December 31, 2023 by $19.4 million, mainly due to the increase in our profitability, excluding non-cash items, by $3.0 million due to an increase in the average size of our fleet, as well as a result of the favorable changes in assets and liabilities from working capital movements between the two periods of $16.4 million such as trade and other receivables by $17.4 million due to more collections in 2024 as compared to 2023, partially offset by unfavorable movements on the remaining assets and liabilities. Working capital is defined as current assets minus current liabilities.

Net Cash Used In Investing Activities

Year ended December 31, 2025

Net cash used in investing activities was $6.5 million for the year ended December 31, 2025, mainly related to the increase in bank time deposits during the year.

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

Net Cash Provided By/(Used) in Financing Activities

Year ended December 31, 2025

Net cash used in financing activities was $1.5 million for the year ended December 31, 2025, reflecting the dividends paid on our Series A convertible preferred shares amounting to $0.6 million and repayment of seller financing amount of $13.4 million, partially offset by net proceeds from our equity offerings concluded in October and December 2025, amounting to $9.8 million and proceeds from exercise of warrants amounting to $2.7 million.

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

Capital Expenditures

We may make capital expenditures from time to time in connection with our vessel acquisitions, including our two contracted product tanker vessels which have an aggregate purchase price of $39.78 million as described above.

C. Research and Development, Patents and License

None.

D. Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels in the drybulk carriers and tanker vessel sectors of the international shipping industry.

Drybulk Carrier Sector Since the start of the financial crisis in 2008 the performance of the Baltic Dry Index (“BDI”), which measures the cost of shipping dry bulk commodities, has been characterized by high volatility, as the growth in the size of the drybulk fleet outpaced growth in vessel demand for an extended period of time. Specifically, in the period from 2010 to 2020, the size of the fleet in terms of deadweight tons grew by an annual average of 6.4% while the corresponding growth in tonne-mile demand for drybulk carriers grew by 4.3%, resulting in a drop of about 61% in the value of the BDI over the period. In 2022, the total size of the drybulk fleet in deadweight tons rose by about 2.9%, compared to a decline in tonne-mile demand of 1.5%, which resulted in a year over year drop of about 34% in the value of the BDI. In 2023, the total size of the drybulk fleet in deadweight tons rose by about 3.1%, compared to an increase in tonne-mile demand of 4.8%. However, in 2023, the value of the BDI declined by 28% compared to 2022 levels, mainly due to the cumulative fleet growth over recent years. Net fleet growth was 3.1% in 2024, and 4% in 2025; it is currently expected to be around 3% in 2026. Fleet growth forecast is based on current order book, after assuming slippage and expected demolition.

Meanwhile, the war in Ukraine has amplified the volatility in the drybulk market with the BDI ranging between 965 and 3,369 in 2022. Specifically, the BDI ranged from a low of 965 on August 31, 2022 and a high of 3,369 on May 23, 2022. During 2023, the BDI ranged from a low of 530 on February 16, 2023 and a high of 3,346 on December 4, 2023, while it stood at 2,203 on March 1, 2024. Similarly, average handysize drybulk carrier spot rates ranged from a low of $10,833 per day on December 30, 2022 and a high of $33,333 per day on March 25, 2022. During 2023, average handysize drybulk carrier spot rates ranged from a low of $7,000 per day on August 4, 2023 and a high of $18,250 per day on December 15, 2023 and stood at $13,667 per day on March 1,2024. On March 31, 2026, the BDI stood at 2,030 compared to 1,263 one year earlier. The Baltic Dry Index which measures the cost of shipping dry bulk commodities, experienced notable fluctuations throughout 2025 and into early 2026. The highest point was on December 3, 2025, when the BDI reached 2,845 points, and the lowest point was on January 27, 2025, when the BDI fell to 735 points. Nevertheless, disruptions arising both from the Ukraine conflict and from recent vessel attacks in Red Sea compounded with tighter Panama Canal transit restrictions due to climate related issues, provide support in ton-mile demand as many vessels have to divert towards longer-haul routes. These factors resulting in fleet inefficiencies and support for drybulk charter rates may not continue.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the drybulk freight market ranged from neutral to positive, despite the short-term volatility in charter rates and increases on specific items of operating costs, mainly in the context of increased crew costs. If these conditions are sustained, the longer-term net impact on the drybulk freight market and our business would be difficult to predict. Historically, a positive relationship is registered between global inflation and drybulk vessel freight rates, and therefore the inflationary trends have not, and we do not expect them to have a material impact on our results of operations. However, such events may have unpredictable consequences, and contribute to instability in global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially, and we do not expect them to be in the future. Our vessels have made three voyages in 2022, five voyages in 2023, eight voyages in 2024 and 16 voyages in 2025, carrying cargoes originating in the Russian ports of St. Petersburg, Kaliningrad and Ust-Luga, and may from time to time in the future carry cargoes originating in Russia, Ukraine or sanctioned countries, to the extent permitted by sanctions. It is possible that such cargoes, despite our belief that they are compliant with applicable sanctions, are alleged to have originated from sources that are not in compliance with such sanctions, which could result in penalties against us, including blacklisting of a vessel which would preclude chartering or selling such vessel, and negatively impact our acceptability to potential charterers and harm our business. In addition, it may not be possible for us to obtain war risk or other insurances for any vessel loading cargoes originating in such countries. Another potential area of impact has to do with the crewing of our vessels, as Ukraine, Russia and Belarus are all major crewing hubs for the shipping industry. As a result, we expect disruptions and increased costs might be encountered in sourcing crew members for our fleet. This is expected to be a general issue for the shipping industry, which we do not expect will materially worsen our competitive position in the market. See “Risk Factors—Regulatory and legal risks as a result of our global operations, including with respect to sanctioned countries, could have a material adverse effect on our business, results of operations and financial condition.”

The escalating trade wars resulting from the tariffs imposed by the U.S., and by China and other countries in response, could result in global economic weaknesses and recessions, which may negatively impact demand for drybulk cargoes and in turn our drybulk carriers and the charter hire rates they are able to earn.

As the US/Israel – Iran war persists, the Strait of Hormuz has been disrupted since the end of February 2026. While a handful of vessels have managed to transit the Strait and several nations are actively seeking a diplomatic resolution with Tehran, the overall impact on the dry bulk market is growing.

It is not just the loss of Persian Gulf volumes that is negative for dry bulk demand, but the loss of exports from other key fertilizer suppliers, like China, who are trying to tame domestic inflation. The conflict is having a mixed impact on the dry bulk market. A sustained bunker shortage has the potential to cause disruption and drive freight rates higher; coal volumes could pick up as gas prices increase, however flows in and out of the region will slow, the lack of volumes may not be offset by diversions and longer sailing distances.

Tanker Vessel Sector

The tanker industry is both cyclical and volatile in terms of charter rates and profitability while geopolitical events affect the demand for seaborne transportation of crude oil and oil products. Indicatively, during the ten-year period from the first quarter of 2016 through the fourth quarter of 2025, average earnings for an Aframax tanker fluctuated between $25,047 to $38,274 per day on a quarterly basis while they stood at $228,000 per day on March 31, 2026.

Asset values are also subject to price fluctuations and market cyclicality. For example, the price of a 5-year-old Aframax tanker fluctuated between $29 million and $67.5 million during the ten-year period from the first quarter of 2016 through the fourth quarter of 2025 while it stood at $67.5 million on March 1, 2026.

In late 2019 and during the first half of 2020, tanker shipping charter rates reached near record highs driven mainly by extraordinary floating storage demand and dropped to less than operating cost levels by the end of the year. Specifically, average Aframax tanker earnings spiked over $50,000 per day in the fourth quarter of 2019 as compared to approximately $5,700 per day in the fourth quarter of 2020, $7,648 per day in the second quarter of 2021 and $11,093 in the fourth quarter of 2021. The geopolitical crisis between Russia and Ukraine caused tanker charter rates to rise significantly. Indicatively, average Aframax tanker earnings stood at $32,266 per day in the first quarter of 2022, spiked to $90,991 per day in the fourth quarter of 2022, to subsequently decline in the fourth quarter of 2023 at $61,277 per day. In 2024, tanker charter rates continued to increase for the first half of the year. In the second half of 2024, we witnessed a gradual decline in rates, however these maintained and continued to be at healthy levels from a long-term perspective. Average charter rates in the second half of 2024 remained well below the average of first half of 2024, and apart from the usual volatility we have seen the average rate of the first quarter 2025 being similar to that of second half 2024.

Average Spot charter rates for an Aframax tanker as of March 31, 2026 were $228,000.

As of the end of 2025, the Aframax sector has exhibited significant improvements across major trading routes.

Notably the Caribbean-US Gulf route experienced the highest percentage increase in Spot rates, soaring by 88.7% to reach day rates of $66,426, followed by the Mediterranean route with an 85.3% increase to $65,808 and the North Sea-Continent route showing a 55.8% rise to $71.022.

Conversely the Middle East Gulf-Singapore route displayed a more moderate growth of 15.8% with rates at $47.167.

Comparing these figures against the year-to-date and five-year averages, current rates generally surpass the 2025 averages, indicating a robust year for 2026.

Product tanker rates have been volatile but have recovered since Q4 2025. Damage to Russian refineries has constrained exports, forcing traditional buyers to source alternative supplies, with the US emerging as the key marginal supplier supporting Atlantic MR rates.

Volatility and shifting trade patterns are likely to persist as refineries move in and out of maintenance and as EU/UK restrictions on CPP refined from Russian crude are introduced.

Even so, the tightening sanctions environment continues to bite harder in crude markets than in products.

European refinery closures, some earlier than anticipated, should lift the region’s import demand, which is increasingly being met by long-haul shipments from East of Suez and the US.

Product tanker deliveries are expected to accelerate from 2026 onwards, while a busier crude tanker delivery schedule could add further pressure if newbuilds trade clean upon delivery, unless firmer crude markets limit clean employment for maiden voyages.

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

Ordering activity for the Aframax tanker segment in 2025 resulted in an increase in dwt from 2024. 5.11 million dwt was delivered in 2025, and as of March 31, 2026, 17 million dwt are due to be delivered from 2026 to 2029.

Item 6.	Directors, Senior Management and Employees

A. Directors, Senior Management and Employees

The following sets forth, as of March 31, 2026, the name and position of each of our directors and executive officers.

Name	Age	Positions	Year Became Director	Year Director’s Current Term Expires
Harry Vafias	48	Non-Executive Chairman, Class III Director	2022	2026
Dr. Diamantis Andriotis	44	Chief Executive Officer, President and Class I Director	2022	2028
John Kostoyannis	59	Class II Director	2023	2027
George Xiradakis	61	Class III Director	2023	2026
Nina Pyndiah	63	Chief Financial Officer

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

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Imperial Petroleum or our or its affiliates. The amount of time our officers and such other individuals providing services to us will allocate between our business and the business of our affiliates will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activity of each business. While there are no formal requirements or guidelines for the allocation of time spent between our business and the other businesses they are involved in, the performance of their duties is subject to the ongoing oversight of our board of directors.

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

We have no direct employees. Our manager employs and provides us with the services of our Chief Executive Officer, Chief Financial Officer and any other management executives the Company may require. In each case their services are provided under the management agreement with Brave Maritime. Brave Maritime compensates each of these individuals for their services and we, in turn, reimburse Brave Maritime for their compensation. The aggregate cash compensation to our officers in 2023, 2024 and 2025 was $0.3 million, $0.4 million and $0.5 million respectively, and we expect such cash compensation to be approximately $0.5 million in 2026. Prior to the Spin-Off, neither we nor Brave Maritime paid any compensation to our executive officers.

Our executive officers and directors are also eligible to receive awards under our equity compensation plan described below under “—Equity Compensation Plan”, and in 2023 and 2024 we granted the restricted shares and stock options described in that section to our executive officers and directors. We recognized non-cash stock-based compensation expense of $0.04 million in 2023, $0.3 million in 2024 and $0.4 million in 2025 relating to these stock awards and had unrecognized non-cash stock-based compensation expense of $0.1 million as of December 31, 2025, which we expect to recognize over a weighted average period of 0.7 years. Of these amounts of recognized non-cash stock-based compensation expense, $0.001 million in 2023, $0.01 million in 2024 and $0.002 million in 2025 related to restricted share to our executive officers and $0.04 million in 2023, $0.3 million in 2024 and $0.4 million in 2025 related to restricted share and option awards to the non-executive directors, including our non-executive chairman.

C. Board Practices

We have four members on our Board of Directors. The Board of Directors may change the number of directors to not less than three, or more than 12, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the Board of Directors. The current term of our Class I director expires in 2028, the term of our Class II director expires in 2027, and the term of our Class III directors expires in 2026.

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

As of March 31, 2026, 37 officers and 51 crew members served on board the vessels in our fleet. However, these officers and crew are not directly employed by the Company.

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

On November 6, 2023, an aggregate of 26 restricted shares of common stock were granted under the Equity Compensation Plan to our Non-Executive Chairman, 50% of which restricted shares vested on November 6, 2024 and 50% of which vested on November 6, 2025. On September 16, 2024, an aggregate of 1,133 restricted shares of common stock were granted under the Equity Compensation Plan to our Non-Executive Chairman, 50% of which vested on September 16, 2025 and 50% of which are scheduled to vest on September 16, 2026, which shares remain subject to forfeiture if the time-based vesting conditions are not satisfied, and stock options to purchase up to 500 shares of common stock, 50% of which vested on September 16, 2025 and 50% of which are scheduled to vest on September 16, 2026, subject to satisfaction of time-based vesting criteria.

Item 7.	Major Stockholders and Related Party Transactions

A. Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding shares of common stock as of March 31, 2026 by:

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

In general, a person who has or shares voting power and/or dispositive power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of March 31, 2026 are considered as beneficially owned by the person holding such options, warrants or rights. The applicable percentage of ownership for each stockholder is based on 3,698,137 shares of Common Stock issued and outstanding as of March 31, 2026. As of March 31, 2026, we also had outstanding Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 warrants, Class C-2 Warrants, Class D Warrants, Class E Warrants and Series A Convertible Preferred Shares, as described in “Item 10. Additional Information-A. Share Capital.”

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

	Common Shares Beneficially owned
Name of Beneficial Owner	Number	Percentage
5% Beneficial Owners
Imperial Petroleum Inc.(1)	9,913,422	72.8%

Executive Officers and Directors
Harry Vafias(2)	5,028	*	%
Dr. Diamantis Andriotis	—	—
John Kostoyannis	—	—
George Xiradakis	—	—
Nina Pyndiah	—	—
All executive officers and directors as a group (five persons)	5,028	*	%

*	Less than 1%.
(1)

Based on a Schedule 13D/A filed with the SEC on February 4, 2026, Imperial Petroleum Inc. owns 600,000 Series A Convertible Preferred Shares. Through its beneficial ownership of our Series A Convertible Preferred Shares, Imperial Petroleum is entitled to cast a number of votes for all matters on which our common shareholders are entitled to vote equal to the number of Common Shares into which such shares are convertible multiplied by 30; provided however, that voting rights may not be exercised pursuant to Series A Convertible Preferred Shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series A Convertible Preferred Shares, Common Shares or otherwise) exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Our Series A Convertible Preferred Shares may be converted into our Common Shares, at Imperial Petroleum’s option at a conversion price currently equal to $1.5131. The conversion price will be adjusted to the lowest price of issuance of Common Shares by the Company in any registered offering of Common Shares after the original issuance of Series A Convertible Preferred Shares.

(2)

Includes 500 shares issuable upon exercise of vested stock options and excludes 500 shares issuable upon exercise of unvested stock options which vest on September 16, 2026, subject to satisfaction of time-based vesting criteria. Our common stock began regular-way trading on the Nasdaq Capital Market on June 22, 2023. As of March 31, 2026, we had two common stockholders of record. CEDEFAST, as nominee for the Depository Trust Company, is the only common stockholder of record located in the United States and held in the aggregate 3,696,975 shares of common stock, representing approximately 99% of our outstanding shares of common stock. Accordingly, we believe that the shares held by CEDEFAST include shares of common stock beneficially owned by both holders in the United States and non–United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

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

The Contribution and Distribution Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between us and Imperial Petroleum, if any. Following the Spin-Off, Imperial Petroleum and C3is operate independently, and neither has any ownership interest in the other, other than Imperial Petroleum’s ownership of C3is Inc.’s Series A Convertible Preferred Shares, nor is there any other ongoing relationship between Imperial Petroleum and C3is after the separation.

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

Management and Other Fees

We have entered into a management agreement with Brave Maritime, pursuant to which Brave Maritime provides us with technical, administrative, commercial and certain other services, on substantially the same terms, including the same fee levels, as these services were provided to the vessel-owning subsidiaries of Imperial Petroleum that were contributed to us in connection with the Spin-Off. From delivery of the vessels comprising our fleet to Imperial Petroleum on September 21, 2022 and October 19, 2022, respectively, until the completion of the Spin-Off, Imperial Petroleum paid Stealth Maritime for these services pursuant to its management agreement with Stealth Maritime, and Stealth Maritime subcontracted these services to Brave Maritime for the same amount. In relation to the technical services, Brave Maritime is in general responsible for arranging for the crewing of the vessels, the day-to-day operations, inspections and vetting, supplies, maintenance, repairs, bunkering drydocking and insurance. Administrative functions include but are not limited to accounting, back-office, reporting, legal and secretarial services. In addition, Brave Maritime provides services for the chartering of our vessels and monitoring thereof, freight collection, and sale and purchase. In providing most of these services,

Brave Maritime will pay third parties and receive reimbursement from us. Under the management agreement Brave Maritime may subcontract certain of its obligations. For our tankers, Brave Maritime subcontracts these services to its affiliate Stealth Maritime.

Brave Maritime (and Stealth Maritime, through Brave Maritime, prior to the Spin-Off) also provides crew management services to our vessels. These services have been subcontracted to an affiliated ship-management company, Hellenic Manning Overseas Inc. (formerly known as Navis Maritime Services Inc.), which is 25% owned by an affiliate of Brave Maritime. The Company pays Brave Maritime a fixed monthly fee of $2,500 per vessel for these crew management services. For the years ended December 31, 2025, 2024 and 2023 crew management fees were $0.12 million, $0.11 million and $0.07 million, respectively.

For the years ended December 31, 2025, 2024 and 2023, respectively, Brave Maritime received a fixed management fee of $440 per vessel per day operating under a voyage or time charter, in each case, pro-rated for the calendar days vessels were owned, with respect to the vessels in our fleet. For the period January 1, 2023 to June 21, 2023, the date that the Spin-Off was completed, Brave Maritime received this fee through Stealth Maritime.

Under the management agreement with Brave Maritime, Brave Maritime arranges for supervision onboard of the vessels, when required, by superintendent engineers and when such visits exceed a period of five days in a twelve-month period, we will be charged $500 for each additional day.

We pay our manager, Brave Maritime, a commission equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels which amounted to $0.4 million, $0.5 million and $0.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. Brave Maritime also receives a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf which amounted to nil, $0.2 million and $0.4 million for the years ended December 31, 2025, 2024 and 2023, respectively. For the period January 1, 2023 to June 21, 2023, date that Spin-Off was completed, Brave Maritime received the above commissions and fees through Stealth Maritime.

Under the management agreement we entered into with Brave Maritime in conjunction with the Spin-Off, we pay management fees at the same rate as Stealth Maritime had been paid for these services by Imperial Petroleum Inc.

The management fees—related party for the years ended December 31, 2025, 2024 and 2023 were $0.6 million, $0.6 million and $0.4 million, respectively.

We reimbursed Brave Maritime for its payment for services related to our executive officers, which totaled approximately $0.5 million and $0.4 million in 2025 and 2024, respectively, and $0.3 million for the period from the date of the Spin-off in June 2023 through December 31, 2023.

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

The current term of our management agreement with Brave Maritime will expire on December 31, 2026 and will be extended on a year-to-year basis thereafter unless six-month written notice is provided prior to the expiration of the term.

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

Vessel Acquisitions

On July 7, 2023, we entered into an agreement to acquire one Aframax oil tanker, built at Samsung shipyard, South Korea in 2010, with a cargo carrying capacity of approximately 115,804 dwt, from Imperial Petroleum Inc. for a purchase price of $43 million. Payment of 10% of the purchase price was effected at the agreement date, with the remaining amount of $38.7 million paid in full in July 2024. The transaction was approved by the Company’s audit committee, comprising of independent directors. Interest expense incurred in connection with the remaining amount paid in July 2024, amounting to $1.6 million and $1.4 million for the years ended December 31, 2024 and 2023, respectively.

On April 10, 2024, we entered into an agreement to acquire one handysize drybulk carrier, built in Japan in 2012, with a cargo carrying capacity of approximately 33,664 dwt, from an affiliate of Brave Maritime, which is affiliated with members of the Vafias family, for a purchase price of $16.19 million. Payment of 10% of the purchase price was effected in April 2024, with the remaining amount of $14.57 million paid in April 2025. The vessel was delivered to us in May 2024. The transaction was approved by the Company’s audit committee, comprising of independent directors. Interest expense incurred in connection with the remaining amount paid in April 2025, amounted to $0.8 million for the year ended December 31, 2024 and $0.4 million for the year ended December 31, 2025.

On December 15, 2025, we entered into an agreement to acquire a 2008 South Korean-built product tanker with 50,760 dwt capacity for a purchase price of $16.88 million, from an entity affiliated with Brave Maritime Corp Inc. The transaction with Brave Maritime, which is affiliated with members of the Vafias family, was approved by the independent directors of the Company, who obtained independent valuations of the vessel and based the purchase price on the average of these valuations. The vessel is expected to be delivered in the second or third quarter of 2026. The Company has the option to pay for the vessel one year after the date of the purchase agreement, without interest.

On January 16, 2026, we entered into an agreement to acquire a 2011 South Korean-built product tanker with 47,203 deadweight tons (dwt) capacity for a purchase price of $22.90 million, from an entity affiliated with

Brave Maritime Corp Inc. The transaction with Brave Maritime, which is affiliated with members of the Vafias family, was approved by the independent directors of the Company, who obtained independent valuations of the vessel, and used the average price of these valuations. The vessel was delivered at the beginning of the second quarter of 2026. The Company has the option to pay for the vessel one year after the date of the purchase agreement, without interest.

Office Space

Brave Maritime provided office space to us without charge for the first year following the completion of the Spin-Off in June 2023. From June 2024 we have been paying a lease rate of €5,000 per month for a term which expires each year in June and is automatically renewed on an annual basis, unless a one-month written notice is provided prior to the expiration of the term.

C. Interest of Experts and Counsel

Not applicable.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. Other than as described above and in Note 15 “Subsequent Events” to our consolidated financial statements included in this Annual Report, no other significant change has occurred since the date of such consolidated financial statements.

Legal Proceedings. To our knowledge we are not currently a party to any material lawsuit that, if adversely determined, would have a material effect on our financial position, results of operations or liquidity. From time to time in the future, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We have not been involved in any legal proceedings which may have or have had a material effect on our financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our financial position, results of operations or liquidity. See Note 13 “Commitments and Contingencies” to our consolidated financial statements included elsewhere in this Annual Report.

Dividend Policy. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. Our board of directors will, however, evaluate our dividend policy consistent with our cash flow and liquidity requirements and we may consider paying dividends on our Common Shares depending on future performance of our business and financial condition. Declaration and payment of any future dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, or other financing arrangements, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors, and will be subject to the priority of our Series A Convertible Preferred Stock, which, as described elsewhere in this prospectus, earn dividends at a dividend rate of 5.00% per annum per $25.00 of liquidation preference per share. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof.

Item 9.	The Offer and Listing

Trading on the Nasdaq Stock Market

Following the Spin-Off, regular way trading in our common stock began on the Nasdaq Capital Market on June 22, 2023, under the symbol “CISS.”

Item 10.	Additional Information

A. Share Capital

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. All of our shares of stock are in registered form. As of March 31, 2026, we had 3,698,137 shares of common stock outstanding. As of March 31, 2026, we also had outstanding Class A Warrants to purchase up to 158 shares of common stock at an exercise price of $31,500.00 per share, outstanding Class B-1 Warrants to purchase up to 105,470 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, or pursuant to alternative zero cash exercise for no consideration, outstanding Class B-2 Warrants to purchase up to 4,513,260 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, outstanding Class C-1 Warrants to purchase up to 25,406 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, or pursuant to alternative zero cash exercise for no consideration, and outstanding Class C-2 Warrants to purchase up to 3,733,469 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, outstanding Class D Warrants to purchase up to 1,308,140 shares of common stock at an exercise price of $6.88 per share, subject to adjustment to the exercise price based on the lowest daily VWAP during a five-day adjustment period after each six-month anniversary of the December 12, 2025 original issuance date of such warrants (subject to a floor price equal to 20% of the Nasdaq Minimum Price on the applicable six month anniversary), outstanding Class E Warrants to purchase up to 284 shares of common stock at an exercise price of $0.0002 per share and 600,000 Series A Convertible Preferred Shares, with an aggregate liquidation preference of $15,000,000 and a conversion price of $1.5131, issued and outstanding.

All share amounts reflect the (1) 1-for-100 reverse split of the Common Stock effected by us at 11:59 pm, Eastern Time, on April 11, 2024, (2) 1-for-2.5 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on December 31, 2024; (3) 1-for-6 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 3, 2025; and (4) 1-for-20 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on January 25, 2026.

See Exhibit 2.1 to this Annual Report “Description of Securities” for additional information regarding our capital stock and outstanding securities.

Common Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 2,000,000,000 shares of common stock, par value $0.01 per share, of which 3,698,137 were issued and outstanding as of March 31, 2026. As of March 31, 2026, we also had outstanding Class A Warrants to purchase up to 158 shares of common stock at an exercise price of $31,500.00 per share, outstanding Class B-1 Warrants to purchase up to 105,470 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, or pursuant to alternative zero cash exercise for no consideration, outstanding Class B-2 Warrants to purchase up to 4,513,260 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, outstanding Class C-1 Warrants to purchase up to 25,406 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, or pursuant to alternative zero cash exercise for no consideration, and outstanding Class C-2 Warrants to purchase up to 3,733,469 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, outstanding Class D Warrants to purchase up to 1,308,140 shares of common stock at an exercise price of $6.88 per share, subject to adjustment to the exercise price based on the lowest daily VWAP during a five-day adjustment period after each six-month anniversary of the December 12, 2025 original issuance date of such warrants (subject to a floor price equal to 20% of the Nasdaq Minimum Price on the applicable six month anniversary), outstanding Class E Warrants to purchase up to 284 shares of common stock at an exercise price of $0.0002 per share and 600,000 Series A Convertible Preferred Shares, with an aggregate liquidation preference of $15,000,000 and a conversion price of $1.5131, issued and outstanding.

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

At a special meeting of shareholders on March 20, 2025, our shareholders approved one or more amendments of the Company’s amended and restated articles of incorporation to effect one or more reverse stock splits of the shares of our common stock issued and outstanding at the time of the reverse split at an exchange ratio of between one-for-two and one-for-1,000, and cumulatively no more than one-for-1,000, with the Board of Directors to determine, in its sole discretion, whether to implement any reverse stock split, as well as the specific timing and ratio, within such approved range of ratios; provided that any such split is implemented prior to the third anniversary of such meeting. Under this shareholder authority the Board approved a 1-for-6 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on April 3, 2025 and 1-for-20 reverse split of the Common Stock effected by the Company at 11:59 pm, Eastern Time, on January 25, 2026.

Preferred Stock

Under our amended and restated articles of incorporation, we are authorized to issue up to 200,000,000 shares of preferred stock, par value $0.01 per share, of which 600,000 shares are designated as Series A Convertible Preferred Shares all of which were issued and outstanding on March 31, 2026. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the relative voting power of the holders of our Common Shares. See “—Series A Convertible Preferred Shares” below.

Distribution Agent, Transfer Agent and Registrar

Equiniti Trust Company, LLC serves as transfer agent and registrar for the C3is Common Shares and warrant agent for the Class A Warrants.

Listing

Our Common Shares are listed on the Nasdaq Capital Market under the symbol “CISS.”

Warrants

General. As of March 31, 2026, we had outstanding Class A Warrants to purchase up to 158 shares of common stock at an exercise price of $31,500.00 per share, outstanding Class B-1 Warrants to purchase up to 105,470 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, or pursuant to alternative zero cash exercise for no consideration, outstanding Class B-2 Warrants to purchase up to 4,513,260 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, outstanding Class C-1 Warrants to purchase up to 25,406 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, or pursuant to alternative zero cash exercise for no consideration, and outstanding Class C-2 Warrants to purchase up to 3,733,469 shares of common stock at an exercise price of $1.5131 per share, subject to adjustment, outstanding Class D Warrants to purchase up to 1,308,140 shares of common stock at an exercise price of $6.88 per share, subject to adjustment to the exercise price based on the lowest daily VWAP during a five-day adjustment period after each six-month anniversary of the December 12, 2025 original issuance date of such warrants (subject to a floor price equal to 20% of the Nasdaq Minimum Price on the applicable six month anniversary), and outstanding Class E Warrants to purchase up to 284 shares of common stock at an exercise price of $0.0002 per share.

Class A Warrants

The following summary of certain terms and provisions of the Class A Warrants is not complete and is subject to and qualified in its entirety, by the provisions of the form of Class A Warrants, which is filed as an exhibit to this Annual Report.

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

Exercise Price. The exercise price per whole share of common stock purchasable upon exercise of the Class A Warrants is $31,500.00 per share. The exercise price and number of shares of common stock issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

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

Class B-1 Warrants

The following summary of certain terms and provisions of the Class B-1 Warrants does not purport to be complete and is subject to and is qualified in its entirety by reference to the form of the Class B-1 Warrant, which is filed as an exhibit to this Annual Report.

Exercisability. Each Class B-1 Warrant entitles its holder to purchase one Common Share at an exercise price of $1.5131 per share, subject to adjustment. Each Class B-1 Warrant is immediately exercisable upon issuance and will expire on the fifth anniversary of the issuance date of January 23, 2024. Each Class B-1 Warrant is exercisable, at the option of the holder, in whole or in part upon delivery to the Company of a duly executed notice of exercise and payment in full of the aggregate exercise price for the number of Common Shares to be purchased, provided, however, that if at the time of exercise, there is no effective registration statement, or the prospectus contained therein is not available, for the issuance of Common Shares underlying the Class B-1 Warrants, a holder may, in its sole discretion, elect to exercise the Class B-1 Warrant through a cashless exercise, in which case such holder will receive a number of Common Shares determined according to the formula set forth in the form of the Class B-1 Warrant. If the holder of any Class B-1 Warrant would be entitled, upon the exercise of such warrant, including by reason of any adjustment as described below, to receive a fractional interest in a Common Share, we will, upon such exercise, round up to the nearest whole number the number of Common Shares to be issued to such holder. Subject to applicable laws, the Class B-1 Warrants may be offered for sale, sold, transferred or assigned without our consent. We do not intend to apply to list the Class B-1 Warrants on any securities exchange or nationally recognized trading system.

A holder may also effect an “alternative cashless exercise” at any time while the Class B-1 Warrant is outstanding. In such event, the aggregate number of shares issuable in such alternative cashless exercise will be equal to the number of Class B-1 Warrants being exercised.

Exercise Limitation. A holder will not have the right to exercise any portion of Class B-1 Warrants if such holder (together with its affiliates and any other persons acting as a group together with such holder or any of its affiliates) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such exercise, with such percentage to be determined in accordance with the terms set forth in form of the Class B-1 Warrant; provided, however, that a holder may increase such threshold percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

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

Subject to certain exemptions outlined in the Class B-1 Warrant, if we sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Shares or convertible security, at an effective price per share less than the exercise price of the Class B-1 Warrant then in effect, the exercise price will be reduced to such price, provided that, the exercise price will not be less than $3,000.00 as a result of an issuance described in this clause. As a result, we may issue a significantly larger number of Common Shares upon exercise of the Class B-1 Warrants.

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

Class B-2 Warrants

The following summary of certain terms and provisions of the Class B-2 Warrants does not purport to be complete and is subject to and is qualified in its entirety by reference to the form of the Class B-2 Warrant, which is filed as an exhibit to this Annual Report.

Exercisability. Each Class B-2 Warrant entitles its holder to purchase one Common Share at an exercise price of $1.5131 per share, subject to adjustment. Each Class B-2 Warrant is immediately exercisable upon issuance and will expire on the fifth anniversary of the issuance date of January 23, 2024. Each Class B-2 Warrant is exercisable, at the option of the holder, in whole or in part upon delivery to the Company of a duly executed notice of exercise and payment in full of the aggregate exercise price for the number of Common Shares to be purchased. If the holder of any Class B-2 Warrant would be entitled, upon the exercise of such warrant, including by reason of any adjustment as described below, to receive a fractional interest in a Common Share, we will, upon such exercise, round up to the nearest whole number the number of Common Shares to be issued to such holder. Subject to applicable laws, the Class B-2 Warrants may be offered for sale, sold, transferred or assigned without our consent. We do not intend to apply to list the Class B-2 Warrants on any securities exchange or nationally recognized trading system.

Exercise Limitation. A holder will not have the right to exercise any portion of Class B-2 Warrants if such holder (together with its affiliates and any other persons acting as a group together with such holder or any of its affiliates) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such exercise, with such percentage to be determined in accordance with the terms set forth in form of the Class B-2 Warrant; provided, however, that a holder may increase such threshold percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

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

Subject to certain exemptions outlined in the Class B-2 Warrant, if we sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Shares or convertible security, at an effective price per share less than the exercise price of the Class B-2 Warrant then in effect, the exercise price will be reduced to such price, provided that, the exercise price will not be less than $3,000.00 as a result of an issuance described in this clause , and the number of Common Shares issuable upon exercise will be proportionately adjusted such that the aggregate exercise price will remain unchanged.

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

Class C-1 Warrants

The following summary of certain terms and provisions of the Class C-1 Warrants does not purport to be complete and is subject to and is qualified in its entirety by reference to the form of the Class C-1 Warrant, which is filed as an exhibit to this Annual Report.

Exercisability. Each Class C-1 Warrant entitles its holder to purchase one Common Share at an exercise price of $1.5131 per share, subject to adjustment. Each Class C-1 Warrant is immediately exercisable upon issuance and will expire on the fifth anniversary of the issuance date of March 19, 2024. Each Class C-1 Warrant is exercisable, at the option of the holder, in whole or in part upon delivery to the Company of a duly executed notice of exercise and payment in full of the aggregate exercise price for the number of Common Shares to be purchased, provided, however, that if at the time of exercise, there is no effective registration statement, or the prospectus contained therein is not available, for the issuance of Common Shares underlying the Class C-1 Warrants, a holder may, in its sole discretion, elect to exercise the Class C-1 Warrant through a cashless exercise, in which case such holder will receive a number of Common Shares determined according to the formula set forth in the form of the Class C-1 Warrant. If the holder of any Class C-1 Warrant would be entitled, upon the exercise of such warrant, including by reason of any adjustment as described below, to receive a fractional interest in a Common Share, we will, upon such exercise, round up to the nearest whole number the number of Common Shares to be issued to such holder. Subject to applicable laws, the Class C-1 Warrants may be offered for sale, sold, transferred or assigned without our consent. We do not intend to apply to list the Class C-1 Warrants on any securities exchange or nationally recognized trading system.

A holder may also effect an “alternative cashless exercise” at any time while the Class C-1 Warrant is outstanding. In such event, the aggregate number of shares issuable in such alternative cashless exercise will be equal to the number of Class C-1 Warrants being exercised.

Exercise Limitation. A holder will not have the right to exercise any portion of Class C-1 Warrants if such holder (together with its affiliates and any other persons acting as a group together with such holder or any of its affiliates) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such exercise, with such percentage to be determined in accordance with the terms set forth in form of the Class C-1 Warrant; provided, however, that a holder may increase such threshold percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

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

Subject to certain exemptions outlined in the Class C-1 Warrant, if we sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Shares or convertible security, at an effective price per share less than the exercise price of the Class C-1 Warrant then in effect, the exercise price will be reduced to such price, provided that, the exercise price will not be less than $180.00 as a result of an issuance described in this clause.

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

Class C-2 Warrants

The following summary of certain terms and provisions of the Class C-2 Warrants does not purport to be complete and is subject to and is qualified in its entirety by reference to the form of the Class C-2 Warrant, which is filed as an exhibit to this Annual Report.

Exercisability. Each Class C-2 Warrant entitles its holder to purchase one Common Share at an exercise price of $1.5131 per share, subject to adjustment. Each Class C-2 Warrant is immediately exercisable upon issuance and will expire on the fifth anniversary of the issuance date of March 19, 2024. Each Class C-2 Warrant is exercisable, at the option of the holder, in whole or in part upon delivery to the Company of a duly executed notice of exercise and payment in full of the aggregate exercise price for the number of Common Shares to be purchased. If the holder of any Class C-2 Warrant would be entitled, upon the exercise of such warrant, including by reason of any adjustment as described below, to receive a fractional interest in a Common Share, we will, upon such exercise, round up to the nearest whole number the number of Common Shares to be issued to such holder. Subject to applicable laws, the Class C-2 Warrants may be offered for sale, sold, transferred or assigned without our consent. We do not intend to apply to list the Class C-2 Warrants on any securities exchange or nationally recognized trading system.

Exercise Limitation. A holder will not have the right to exercise any portion of Class C-2 Warrants if such holder (together with its affiliates and any other persons acting as a group together with such holder or any of its affiliates) would beneficially own in excess of 4.99% of the number of Common Shares outstanding immediately after giving effect to such exercise, with such percentage to be determined in accordance with the terms set forth in form of the Class C-2 Warrant; provided, however, that a holder may increase such threshold percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

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

Subject to certain exemptions outlined in the Class C-2 Warrant, if we sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Shares or convertible security, at an effective price per share less than the exercise price of the Class C-2 Warrant then in effect, the exercise price will be reduced to such price, provided that, the exercise price will not be less than $180.00 as a result of an issuance described in this clause, and the number of Common Shares issuable upon exercise will be proportionately adjusted such that the aggregate exercise price will remain unchanged.

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

Class D Warrants

The following summary of certain terms and provisions of the Class D Warrants does not purport to be complete and is subject to and is qualified in its entirety by reference to the form of the Class D Warrant, which is filed as an exhibit to this annual report.

Duration, Exercise Price and Form. As of March 31, 2026, each Class D Warrant has an exercise price of $6.88 per Class D Warrant. The Class D Warrants will expire five (5) years after the original issuance date of December 12, 2025. Five trading days after the six-month anniversary of the original issuance date of December 12, 2025 and after every six-month anniversary thereof, the exercise price of the outstanding Class D Warrants will be automatically adjusted to equal the greater of (i) the Floor Price based on the Nasdaq Minimum Price on such six-month anniversary or (ii) the lesser of (x) the then exercise price and (y) the lowest VWAP during each Periodic Adjustment Window, with the number of Common Shares underlying the Class D Warrants remaining unchanged. The Floor Price equals 20% of the Nasdaq Minimum Price Holders of Class D Warrants may elect to exercise the Class D Warrants at any time following the original issuance date and prior to the expiration date, including during the Adjustment Period or any Periodic Adjustment Windows, based on the then applicable exercise price. The adjustment provisions of the Class D Warrants apply upon a cash or cashless, or net, exercise. Upon a cashless exercise of a Class D Warrant, the holder would receive fewer Common Shares than upon a cash exercise of such Class D Warrant, based on the number of underlying Common Shares, valued at market prices at the time of the exercise, necessary to equal the cash exercise price of the exercised Class D Warrant pursuant to a standard net exercise formula.

Exercisability. The Class D Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Common Shares purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of such holder’s Class D Warrants to the extent that the holder would own more than 4.99% of the outstanding Common Shares (or at the election of a holder prior to the date of issuance, 9.99%) immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding shares after exercising the holder’s Class D Warrants up to 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Class D Warrants.

Cashless Exercise. If, at the time of exercise, there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the underlying shares to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Class D Warrant based on market prices of the Common Shares at the time of exercise.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Class D Warrants and generally including any reorganization, recapitalization, or reclassification of our Common Shares, the sale, transfer, or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Shares, the holders of the Class D Warrants will be entitled to receive, upon exercise of the Class D Warrants, the kind and amount of securities, cash, or other property that the holders would have received had they exercised the Class D Warrants immediately prior to such fundamental transaction. Additionally, if the Company is not the surviving entity, the successor entity will be required to assume the obligations of the Company under the Class D Warrants, and, at the option of the holder, deliver a security of equivalent value exercisable for shares of the successor entity (or its parent) in a manner that protects the economic value of the Class D Warrants immediately prior to the fundamental transaction. Additionally, as more fully described in the Class D Warrant, in the event of certain fundamental transactions, the holders of the Class D Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the remaining unexercised portion of the Class D Warrants on the date of consummation of such fundamental transaction.

Transferability. Subject to applicable laws, a Class D Warrant may be transferred at the option of the holder upon surrender of the Class D Warrant to us together with the appropriate instruments of transfer.

Fractional Shares. No fractional Common Shares will be issued upon the exercise of the Class D Warrants. Rather, the number of Common Shares to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no established trading market for the Units or Class D Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Class D Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of such securities will be limited. The Common Shares issuable upon exercise of the Class D Warrants are currently listed on Nasdaq.

Rights as a Shareholder. Except as otherwise provided in the Class D Warrants or by virtue of the holders’ ownership of Common Shares, the holders of the Class D Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until such Class D Warrant holders exercise their Class D Warrants.

Class E Warrants

The following summary of certain terms and provisions of the Class E Warrants does not purport to be complete and is subject to and is qualified in its entirety by reference to the form of the Class E Warrant, which is filed as an exhibit to this annual report..

Duration, Exercise Price and Form. Each Class E Warrant has a nominal exercise price of $0.00002 per share and does not expire.

Exercisability. The Class E Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Common Shares purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of such holder’s Class E Warrants to the extent that the holder would own more than 4.99% of the outstanding Common Shares (or at the election of a holder prior to the date of issuance, 9.99%) immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding shares after exercising the holder’s Class E Warrants up to 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Class E Warrants.

Cashless Exercise. If, at the time of exercise, there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the underlying shares to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Class E Warrant based on market prices of the Common Shares at the time of exercise.

Transferability. Subject to applicable laws, a Class E Warrant may be transferred at the option of the holder upon surrender of the Class E Warrant to us together with the appropriate instruments of transfer.

Fractional Shares. No fractional Common Shares will be issued upon the exercise of the Class E Warrants. Rather, the number of Common Shares to be issued will, at our election, either be rounded up to the nearest whole number or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Trading Market. There is no established trading market for the Units or Class E Warrants, and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Class E Warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of such securities will be limited. The Common Shares issuable upon exercise of the Class E Warrants are currently listed on Nasdaq.

Rights as a Shareholder. Except as otherwise provided in the Class E Warrants or by virtue of the holders’ ownership of Common Shares, the holders of the Class E Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until such Class E Warrant holders exercise their Class E Warrants.

Series A Convertible Preferred Shares

The following summary of certain terms and provisions of the Series A Convertible Preferred Shares does not purport to be complete and is subject to and is qualified in its entirety by reference to the Statement of Designation of Series A Convertible Preferred Stock, which is filed as an exhibit to this Annual Report.

General. We have 600,000 Series A Convertible Preferred Shares authorized, and 600,000 Series A Convertible Preferred Shares issued and outstanding, all of which are held by Imperial Petroleum. The Series A Convertible Preferred Shares entitle the holder thereof to receive cumulative cash dividends when, as and if declared by our board of directors, out of legally available funds for such purpose. The Series A Convertible Preferred Shares are fully paid and non-assessable. Each share of Series A Convertible Preferred Shares has a fixed liquidation preference of $25.00 per share plus an amount equal to accumulated and unpaid dividends thereon to the date fixed for payment, whether or not declared.

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

Conversion. Our Series A Convertible Preferred Shares are convertible into our Common Shares at the holder’s option at any time and from time to time, commencing 90 days after the original issue date of the Series A Convertible Preferred Shares, at a conversion price equal to 150% of the volume weighted average price per Common Share over the five consecutive trading day period commencing on the trading day immediately succeeding the original issuance date of the Series A Convertible Preferred Shares (adjusted for any stock splits, reverse stock splits or stock dividends). The conversion price is adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Stock on June 21, 2023, including any subsequent adjustments of the price for such shares, and, accordingly, has been adjusted to $1.5131, accounting for the adjustment of the exercise price of the Class B-1, B-2, C-1 and C-2 Warrants previously issued in registered offerings based on the daily VWAP for the Common Shares during an adjustment period relating to the reverse split effected on January 26, 2026 at 11:59 p.m., Eastern time. The conversion price will be further adjusted to the lowest price of issuance of common stock by the Company in any registered offering of common stock after the original issuance of Series A Convertible Preferred Shares, including any subsequent adjustments of the price for such shares.

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

C. Material Contracts

We refer to “Item 7. Major Stockholders and Related Party Transactions—B. Related Party Transactions” for a discussion of our material agreements outside the ordinary course of our business to which we are a party. We have entered into a management agreement with Brave Maritime as described in “Item 7. Major Stockholders and Related Party Transactions—Related Party Transactions—Management Arrangements.”

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

United States Federal Income Taxation of U.S. Holders

The following discussion regarding the material U.S. federal income tax consequences, subject to the limitations described below, to U.S. Holders (as defined below) of acquiring, and of owning and disposing, our common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants, does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person.

As used herein, the term “U.S. Holder” means a beneficial owner of C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants that acquired such shares or warrants in the offering and that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a United States person.

If a partnership holds C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants, you are encouraged to consult your tax advisor.

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

Dividends paid on the C3is common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) are expected generally to be treated as “qualified dividend income” provided certain requirements are met. Qualified dividend income is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) C3is is not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which as discussed below, C3is does not believe it is, has been or will be), (2) the C3is common stock are readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which the C3is common stock will be listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend, and (4) the U.S. Individual Holder is not under an obligation

(whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on the C3is common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid by C3is that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Exercise of Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants

A U.S. Holder should not recognize gain or loss on the exercise of Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants and related receipt of common stock (unless cash is received in lieu of the issuance of a fractional share). A U.S. Holder’s initial tax basis in the common stock received on the exercise of a Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants should be equal to the sum of (a) such U.S. Holder’s initial tax basis in such warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such warrant. If we were to become a PFIC, pursuant to proposed Treasury Regulations a U.S. Holder’s holding period for the common stock received will begin on the date on which such U.S. holder acquired its Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants into common stock. The U.S. federal income tax treatment of a cashless exercise of warrants into common stock is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants.

Disposition of Class C Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants in an amount equal to the difference, if any, between the amount of cash plus the fair market value of any property received and such U.S. Holder’s tax basis in the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants without Exercise

Upon the lapse or expiration of a Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants. Subject to the PFIC rules discussed below, any such loss generally will be a capital loss and will be long- term capital loss if the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants

Under Section 305 of the Code, an adjustment to the number of shares of common stock that will be issued on the exercise of the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants, or an adjustment to the exercise price of the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants, Class D Warrants and Class E Warrants, may be treated as a constructive distribution to a U.S. Holder of the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants and Class C-2 Warrants, Class D Warrants and Class E Warrants, as applicable, if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our earnings and profits or our assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or property to the stockholders). Adjustments to the exercise price of the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (see more detailed discussion of the rules applicable to distributions we make at “Distributions” above).

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock or Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants or Class E Warrants in a foreign corporation classified as a PFIC for United States federal income tax purposes. In general, C3is will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants, either:

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

Based on C3is’ current and anticipated operations and future projections, C3is does not believe that it was a PFIC for its 2024 taxable year and does not expect to be a PFIC for its 2025 taxable year or the current taxable year. Although there is no legal authority directly on point, and C3is is not relying upon an opinion of counsel on this issue, C3is’ belief is based principally on the position that, for purposes of determining whether C3is is a PFIC, the gross income C3is derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that C3is or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether C3is is a PFIC. C3is believes there is substantial legal authority supporting its position consisting of case law and IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with C3is’ position. In addition, although C3is intends to conduct its affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of C3is’ operations will not change in the future.

As discussed more fully below, if C3is were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat C3is as a “qualified electing fund” (a “QEF election”). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to C3is common stock, as discussed below. In addition, if C3is were to be treated as a PFIC, a U.S. Holder of C3is common stock would be required to file annual information returns with the IRS.

In addition, if a U.S. Holder owns C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants, and Class E Warrants and C3is is a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.

U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election with respect to C3is common stock (an “Electing Holder”) would report for U.S. federal income tax purposes his pro rata share of C3is’ ordinary earnings and of C3is’ net capital gain, if any, for C3is’ taxable year that ends with or within the taxable year of the Electing Holder. C3is’ net operating losses or net capital losses would not pass through to the Electing Holder and will not offset C3is’ ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock). Distributions received from C3is by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of C3is’ ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common stock would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in C3is common stock. An Electing Holder would generally recognize capital gain or loss on the sale or exchange of C3is common stock. In order for an Electing Holder to make a QEF election, we would need to provide such Electing Holder with annual information regarding C3is. If we were aware that we were to be treated as a PFIC for any taxable year, we currently expect that we would provide each United States Holder with all necessary information, to the extent reasonably available, in order to make the QEF election described above with respect to our common stock. A QEF election will not be available with respect to the Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants and Class E Warrants.

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

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election with respect to C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants or Class E Warrants (a “Non-Electing Holder”) would be subject to special rules with respect to (i) any “excess distribution” (generally, the portion of any distributions received by the Non-Electing Holder on the common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants or Class E Warrants in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants or Class E Warrants), and (ii) any gain realized on the sale or other disposition of the common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants or Class E Warrants. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants,

Class C-1 Warrants, Class C-2 Warrants, Class D Warrants or Class E Warrants; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D Warrants or Class E Warrants the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of those common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants.

Unearned Income Medicare Contribution Tax

Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants. U.S. Holders are encouraged to consult their tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants.

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

Sale, Exchange or Other Disposition of Common Stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants, unless:

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

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

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

If a stockholder sells C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the stockholder certifies that it is a non-U.S. person, under penalties of perjury, or the stockholder otherwise establishes an exemption. If a stockholder sells C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a stockholder sells C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the stockholder’s United States federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants, unless C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D or Class E Warrants were held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their tax advisors regarding their reporting obligations under Section 6038D of the Code.

C3is encourages each stockholder and warrant holder to consult with his, her or its tax advisor as to particular tax consequences to it of acquiring, holding and disposing of C3is common stock, Class A Warrants, Class B-1 Warrants, Class B-2 Warrants, Class C-1 Warrants, Class C-2 Warrants, Class D and Class E Warrants, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

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

Interest rate risk

We will be subject to market risks relating to changes in interest rates to the extent we incur floating rate debt under any future loan agreements or other financing arrangements. Currently we have, and during 2025 we had, no interest rate swap agreements outstanding and no outstanding bank debt or other floating rate debt.

Foreign exchange rate fluctuation

We generate all of our revenues in U.S. dollars and incurred about 15.5% of our expenses in currencies other than U.S. dollars in 2025 (2024: 15.1%; 2023: 18.7%). For accounting purposes, expenses incurred in other currencies are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Due to our relatively low percentage exposure of any particular currency other than our base currency, which is the U.S. dollar we believe that such currency movements will not otherwise have a material effect on us. As such, we do not hedge these exposures as the amounts involved do not make hedging economic. As of March 31, 2026, we have no payment obligations related to the building of vessels in the U.S. dollar or other currencies.

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

a. Disclosure Controls and Procedures

Our management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of December 31, 2025. Disclosure controls and procedures are defined under SEC rules as controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the Company’s evaluation, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2025.

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

In making its assessment of the Company’s internal control over financial reporting as of December 31, 2025, management used the ‘criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and evaluated the internal control over financial reporting.

Management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective.

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

We have adopted a Code of Business Conduct and Ethics, a copy of which is posted on our website, and may be viewed at http://c3is.pro. We will also provide a paper copy free of charge upon written request by our stockholders. Stockholders may direct their requests to the attention of: Investor Relations, 331 Kifissias Avenue, Erithrea 14561 Athens, Greece. No waivers of the Code of Business Conduct and Ethics were granted to any person during the fiscal year ended December 31, 2025.

Item 16C	Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements for fiscal years ended 2022, 2023, 2024 and 2025, acting as our independent auditor since our inception in 2022. All services provided by Deloitte were pre-approved by the Audit Committee. Those services provided before the completion of our Spin-Off on June 21, 2023, were pre-approved by the Audit Committee of Imperial Petroleum Inc. The chart below sets forth the total amount billed and accrued for Deloitte for services performed in 2024 and 2025 and breaks down these amounts by the category of service (in thousands):

	2024	2025
Audit fees	$205	$278
Assurance/audit related fees	—
Tax fees	—
All other fees	—
Total	$205	$278

(1) Audit fees

Audit fees represent compensation for professional services rendered for (i) the audit of our annual financial statements, (ii) the review of our quarterly financial information (iii) audit services provided in connection with filing of registration statements and related consents and comfort letters and other audit services required for SEC or other regulatory filings.

(2) Assurance / Audit Related Fees

Deloitte did not provide any services that would be classified in this category in 2024 or 2025.

(3) Tax Fees

Deloitte did not provide any tax services in 2024 or 2025.

(4) All Other Fees

Deloitte did not provide any other services that would be classified in this category in 2024 or 2025.

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
We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards that apply to us. A copy of our insider trading policy is filed as Exhibit 11.
2
 to this Annual Report on Form
20-F.
In addition, with regard to our trading in our own securities, it is our policy to comply with the applicable insider trading laws, rules and regulations, and any exchange listing standards when engaging in transactions in our securities.

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
The key individuals responsible for the overall assessment and day-to-
day
management of material risks from cybersecurity threats include the Head of Information Technology (“Head of IT”) and head of the legal function at our manager Brave Maritime. Our manager’s current Head of IT possesses approximately 26 years of experience with information technology and cybersecurity risk management programs.
Our manager’s Head of IT, alongside the head of our manager’s legal function and our Chief Financial Officer, provide quarterly reports to the Board of Directors covering cybersecurity and other information

12
2

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
Although risks from cybersecurity threats have not to date materially affected us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. See “Item 3.D. Risk Factors—Relating to Our Industry—A cyber-attack could materially disrupt our business”.

12
3

PART III

Item 17.	Financial Statements

See Item 18

Item 18.	Financial Statements

Reference is made to the financial statements beginning on page F-1, which are incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Restated Articles of Incorporation of the Company, as amended by Articles of Amendment, dated April 11, 2024, to Restated Articles of Incorporation, Articles of Amendment, dated December 31, 2024, to Restated Articles of Incorporation, Articles of Amendment, dated April 3, 2025, to Restated Articles of Incorporation and Articles of Amendment, dated January 23, 2026, to Restated Articles of Incorporation

1.2	Amended and Restated Bylaws of C3is Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Registration Statement on Form F-1 (File No. 333-276430) filed with the SEC on January 8, 2024)

1.3	Statement of Designation of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form F-1 (File No. 333-272939) filed with the SEC on June 26, 2023)

2.1	Description of Securities

4.1	Management Agreement between C3is Inc. and Brave Maritime Corp. Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-1/A (File No. 333-271228) filed with the SEC on May 17, 2023)

4.2	Warrant Agency Agreement, dated July 5, 2023, by and between the Company and Equiniti Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2023)

4.3	Form of Class A Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on July 5, 2023)

4.4	Form of Class B-1 Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on January 23, 2024).

4.5	Form of Class B-2 Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on January 23, 2024).

4.6	Form of Class C-1 Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on March 19, 2024).

4.7	Form of Class C-2 Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on March 19, 2024).

4.8	Form of Class D Warrant (incorporated by reference to Exhibit 4.1 to the Company’s Report on Form 6-K filed with the SEC on December 12, 2025).

4.9	Form of Class E Warrant (incorporated by reference to Exhibit 4.2 to the Company’s Report on Form 6-K filed with the SEC on December 12, 2025).

Number	Description

4.10	Memorandum of Agreement, dated December 15, 2025, for product tanker

4.11	Memorandum of Agreement, dated January 16, 2026, for product tanker

4.12	Contribution Agreement between C3is Inc. and Imperial Petroleum Inc. (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-1/A (File No. 333-271228) filed with the SEC on May 17, 2023)

4.13	Equity Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form F-1/A (File No. 333-271228) filed with the SEC on May 17, 2023)

8	Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company’s Registration Statement on Form F-1/A (File No. 333-271228) filed with the SEC on May 17, 2023)

11.2	Insider Trading Policy

12.1	Certification of the Chief Executive Officer

12.2	Certification of the Chief Financial Officer

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Certified Public Accountants S.A., Independent Registered Public Accounting Firm

97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 30, 2024)

101	Inline Interactive Data File – The instance document does not appear separately because its XBRL tags are embedded within the inline XBRL document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

C3IS INC.

By:	/s/ Dr. Diamantis Andriotis
Name:	Dr. Diamantis Andriotis
Title:	Chief Executive Officer

Date: April 22, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
C3is Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of C3is Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations, stockholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
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
April 22, 2026
We have served as the Company’s auditor since 2022.

C3is Inc.
Consolidated balance sheets
As of December 31, 2024 and December 31, 2025
(Expressed in United States Dollars, Except for share Data)

		December 31, 2024	December 31, 2025
Assets
Current assets
Cash and cash equivalents		4,640,343	616,640
Time deposits		7,948,706	14,323,999
Trade and other receivables		2,815,442	4,262,887
Other current assets	(Note 10)	—	282,992
Operating lease right-of-use assets		28,768	24,751
Advances and prepayments		21,951	15,378
Inventories	(Note 4)	884,148	1,312,062

Total current assets		16,339,358	20,838,709

Non current assets
Vessels, net	(Note 5)	84,149,805	77,647,921

Total non current assets		84,149,805	77,647,921

Total assets		100,489,163	98,486,630

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable		908,342	1,804,473
Payable to related parties	(Note 3)	16,319,561	381,779
Accrued and other liabilities	(Note 6)	1,272,095	911,201
Operating lease liabilities		28,768	24,751
Deferred income		162,108	235,651

Total current liabilities		18,690,874	3,357,855

Non current liabilities
Warrant liability	(Note 8)	10,437,034	29,161

Total non current liabilities		10,437,034	29,161

Total liabilities		29,127,908	3,387,016

Commitments and contingencies	(Note 13)
Capital stock, $0.01 par value, 2,000,000,000 shares authorized at December 31, 2024 and 2025, 35,324 and 659,668 issued and outstanding at December 31, 2024 and 2025, respectively (Note 8)		353	6,597
Preferred Stock, 200,000,000 shares authorized (Note 8) Preferred stock, Series A, $0.01 par value, 600,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025 (Note 8)		6,000	6,000
Additional paid-in capital		71,097,850	90,601,172
Retained earnings		257,052	4,485,845

Total stockholders’ equity		71,361,255	95,099,614

Total liabilities and stockholders’ equity		100,489,163	98,486,630

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.
Consolidated statements of operations
For the years ended December 31, 2023, 2024 and 2025
(Expressed in United States dollars, Except for Number of Shares)

		For the year ended December 31, 2023	For the year ended December 31, 2024	For the year ended December 31, 2025
Revenues
Revenues	(Note 10)	28,738,982	42,296,101	34,755,612

Total revenues		28,738,982	42,296,101	34,755,612

Expenses
Voyage expenses		7,291,129	13,597,685	12,325,368
Voyage expenses – related parties	(Note 3)	340,266	522,628	434,921
Vessel operating expenses	(Note 11)	4,716,536	8,238,848	9,049,036
Vessel operating expenses – related parties	(Note 3,11)	79,250	134,667	133,500
Dry-docking costs		183,090	—	1,877,238
Depreciation	(Note 5)	4,104,720	6,177,651	6,501,884
Management fees – related parties	(Note 3)	396,000	586,960	642,400
General and administrative expenses		679,156	2,496,408	1,881,605
General and administrative expenses – related parties	(Note 3)	520,874	479,288	545,230

Total expenses		18,311,021	32,234,135	33,391,182

Income from operations		10,427,961	10,061,966	1,364,430

Other (expenses)/income
Interest and finance costs		(4,471)	(13,105)	(8,397)
Interest and finance costs – related parties	(Note 3)	(1,363,360)	(2,460,705)	(365,935)
Interest income		36,107	950,816	327,840
Foreign exchange gain/(loss)		195,675	(160,262)	(63,677)
(Loss)/gain on warrants	(Note 8)	—	(11,127,077)	9,218,949

Other (expenses)/income, net		(1,136,049)	(12,810,333)	9,108,780

Net income/(loss)		9,291,912	(2,748,367)	10,473,210

Earnings/(loss) per share (Note 9)
-Basic		47,133.25	(351.58)	46.50
-Diluted		18,911.99	(351.58)	3.98

Weighted average number of shares (Note 9)
-Basic		181	23,007	89,967
-Diluted		487	23,007	350,055
The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.
Consolidated statements of stockholders’ equity
For the years ended December 31, 2023, 2024 and 2025
(Expressed in United States Dollars, Except for Number of Shares)

	Capital stock		Preferred stock
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Additional Paid-in Capital (Note 8)	Retained Earnings	Former Parent Company Investment	Total
Balance, January 1, 2023	500	—	—	—	—	—	38,894,205	38,894,205

Net increase in former Parent Company investment	—	—	—	—	—	—	3,305,083	3,305,083
Net income for the period from January 1, 2023 to Spin-Off	—	—	—	—	—	—	390,691	390,691
Cancellation of capital stock	(500)	—	—	—	—	—	—	—
Capitalization at Spin-Off:
-Issuance of capital stock -Issuance of preferred stock	106	1	—	—	29,953,978	—	(29,953,979)	—
	—	—	600,000	6,000	12,630,000	—	(12,636,000)	—
Issuance of common stock (including the exercise of warrants) net of issuance costs	159	2	—	—	4,419,176	—	—	4,419,178
Net income for the period from the spin-off to December 31, 2023	—	—	—	—	—	8,901,221	—	8,901,221
Dividends declared on Series A preferred shares ($0.67 per preferred share)	—	—	—	—	(20,833)	(383,334)	—	(404,167)
Down round deemed dividend on Series A preferred shares ($0.29 per preferred share)	—	—	—	—	171,968	(171,968)	—	—
Issuance of restricted shares and stock-based compensation	26	—	—	—	37,638	—	—	37,638

Balance, December 31, 2023	291	3	600,000	6,000	47,191,927	8,345,919	—	55,543,849

	Capital stock		Preferred stock
	Number of Shares (Note 8)	Amount (Note 8)	Number of Shares (Note 8)	Amount (Note 8)	Additional Paid-in Capital (Note 8)	Retained Earnings	Former Parent Company Investment	Total
Issuance of common stock, net of issuance costs (Note 8)	4,931	49	—	—	4,315,897	—	—	4,315,946
Exercise of warrants (Note 8)	28,969	290	—	—	14,674,182	—	—	14,674,472
Issuance of restricted shares and stock-based compensation	1,133	11	—	—	337,844	—	—	337,855
Dividends declared on Series A preferred shares ($1.27 per preferred share)	—	—	—	—	—	(762,500)	—	(762,500)
Down round deemed dividend on Series A preferred shares ($7.63 per preferred shares (Note 8)	—	—	—	—	4,578,000	(4,578,000)	—	—
Net loss for the year ended December 31, 2024	—	—	—	—	—	(2,748,367)	—	(2,748,367)

Balance, December 31, 2024	35,324	353	600,000	6,000	71,097,850	257,052	—	71,361,255

Exercise of warrants (Note 8)	209,344	2,094	—	—	3,891,307	—	—	3,893,401
Stock-based compensation	—	—	—	—	375,224	—	—	375,224
Issuance of common stock (including the exercise of pre-funded warrants), net of issuance costs (Note 8)	415,000	4,150	—	—	9,752,791	—	—	9,756,941
Dividends declared on Series A preferred shares ($1.27 per preferred shares) (Note 8)	—	—	—	—	—	(760,417)	—	(760,417)
Down round deemed dividend on Series A preferred shares ($9.14 per preferred shares (Note 8)	—	—	—	—	5,484,000	(5,484,000)	—	—
Net income for the year ended December 31, 2025	—	—	—	—	—	10,473,210	—	10,473,210

Balance, December 31, 2025	659,668	6,597	600,000	6,000	90,601,172	4,485,845	—	95,099,614

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.
Consolidated statements of cash flows
For the years ended December 31, 2023, 2024 and 2025
(Expressed in United States Dollars)

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Cash flows from operating activities:
Net income/(loss) for the year	9,291,912	(2,748,367)	10,473,210
Adjustments to reconcile net income/(loss) to net cash provided by operating activities :
Depreciation	4,104,720	6,177,651	6,501,884
Share based compensation	37,638	337,855	375,224
Unrealized foreign exchange (gain)/loss on time deposits	(241,967)	156,921	—
Loss/(gain) on warrants	—	11,127,077	(9,218,949)
Non-cash lease expense	—	33,422	66,776
Offering costs attributable to warrant liability	—	1,078,622	—
Changes in operating assets and liabilities: (Increase)/decrease in
Trade and other receivables	(9,768,670)	7,628,055	(1,447,445)
Due from related party	146,708	—	—
Other current assets	(33,846)	33,846	(282,992)
Advances and prepayments	(43,927)	58,316	6,573
Inventories	(523,624)	(194,879)	(427,914)
Increase/(Decrease) in
Trade accounts payable	(245,125)	361,325	896,131
Payable to related parties	2,238,516	375,645	(2,586,549)
Changes in operating lease liabilities	—	(33,422)	(66,776)
Accrued liabilities	460,973	637,798	(360,894)
Deferred income	215,836	(53,728)	73,543

Net cash provided by operating activities	5,639,144	24,976,137	4,001,822

Cash flows from investing activities
Payments for acquisition and capitalized expenses of vessels	(4,300,000)	(1,623,125)	(161,900)
Increase in bank time deposits	(8,126,450)	(27,949,881)	(21,123,999)
Maturity of bank time deposits	—	28,212,671	14,748,706

Net cash used in investing activities	(12,426,450)	(1,360,335)	(6,537,193)

Cash flows from financing activities
Net transfers from former Parent Company	3,305,083	—	—
Proceeds from follow-on offering	5,003,250	13,147,990	11,000,000
Proceeds from exercise of warrants	—	5,852,396	2,704,477
Stock issuance costs	(584,072)	(1,778,633)	(1,243,059)
Dividends paid on preferred shares	(241,667)	(762,500)	(568,750)
Repayment of seller and capital expenditures financing	—	(36,130,000)	(13,381,000)

Net cash provided by/ (used in) financing activities	7,482,594	(19,670,747)	(1,488,332)

Net increase/(decrease) in cash and cash equivalents	695,288	3,945,055	(4,023,703)
Cash and cash equivalents at beginning of year	—	695,288	4,640,343

Cash and cash equivalents at end of year	695,288	4,640,343	616,640

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Supplemental Cash Flow Information
Cash paid for interest in relation to seller financing	—	3,000,000	1,190,000
Non-cash Investing and Financing Activities
Vessel acquisition included in payable to related parties	36,130,000	13,542,900	—
Cashless exercise of Class B1, Class B2, Class C1 and Class C2 warrants	—	1,768,665	1,188,924
Dividends on preferred shares Series A included in payable to related parties	162,500	162,500	354,167

The accompanying notes are an integral part of these consolidated financial statements.

C3is Inc.
Notes to the consolidated financial statements
(Expressed in United States dollars)

1.	Basis of Presentation and General Information
C3is Inc. (“C3is”) was formed by Imperial Petroleum Inc. (“the former Parent Company” or “IMPP”) on July 25, 2022, under the laws of the Republic of the Marshall Islands. Initial share capital of C3is consisted of 500 common shares. Imperial Petroleum Inc. spun off its two Handysize drybulk carriers by contributing to C3is its interest in Drybulk International Trading and Shipping Inc. and in Raw Commodities & Exports Inc. (“Initial Fleet”), each one owning one Handysize drybulk carrier, and $5,000,000 in cash for working capital purposes. The contribution was completed on June 20, 2023, in exchange for 106 newly issued common shares and 600,000 5.00% Series A Perpetual Convertible Preferred Shares (the “Series A Preferred Shares”) in C3is. On June 21, 2023, Imperial Petroleum Inc., distributed the 106 common shares in C3is to the shareholders and warrant holders of Imperial Petroleum Inc. on a pro rata basis (the “Spin off”) and retained the 600,000 Series A Preferred Shares.
On July 7, 2022, European Institute of Regional Investments Inc. and Agricultural Paneuropean Investments Inc. (collectively, “C3is Inc. Predecessor”) entered into an agreement to sell their vessels to Dry Bulk International Trading and Shipping Inc. and Raw Commodities and Exports Inc., respectively, for $39 million. C3is Inc. Predecessor is affiliated with the family of the CEO of IMPP and as such the Company and C3is Inc. Predecessor are related parties. On September 21, 2022, Dry Bulk International Trading and Shipping Inc. acquired the vessel “Eco Bushfire” from European Institute of Regional Investments Inc. and on October 19, 2022, Raw Commodities and Exports Inc. acquired the vessel “Eco Angelbay” from Agricultural Paneuropean Investments Inc.
The accompanying consolidated financial statements include the accounts of C3is and its subsidiaries, (collectively, the “Company”). The Initial Fleet has been accounted using the historical carrying costs of its assets and liabilities from their dates of incorporation. For periods up to June 21, 2023, the accompanying financial statements reflect the financial position and results of the carve-out operations
of the Initial Fleet. In addition, for periods up to June 21, 2023, net former Parent Company contributions to equity, which represent finance of part or all of the acquisition cost of the Initial Fleet, have been accounted for through the net former Parent Company investment account. Net former Parent Company investment represents IMPP’s interest in the Company’s net assets including the Company’s accumulated results, and the net cash contributions from and to IMPP. The reporting and functional currency of the Company is the United States Dollar.
On December 31, 2025, the Company’s fleet was comprised of 3 Handysize drybulk carriers and 1 Aframax crude oil tanker providing worldwide marine transportation services under long, medium, or short-term charters.
The Company’s vessels are managed by Brave Maritime Corporation S.A., a company controlled by members of the family of the Company’s
Non-Executive
Director and former Parent Company’s Chief Executive Officer, since June 21, 2023. Brave Maritime Corporation S.A. is incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Before the completion of the
Spin-off
on June 21, 2023, the Company’s vessels were managed by Stealth Maritime Corporation S.A., a company controlled by members of the family of the Company’s
Non-Executive
Director and former Parent Company’s Chief Executive Officer. Stealth Maritime Corporation S.A. is a company incorporated in Liberia and registered in Greece under the provisions of law 89/1967, 378/1968 and article 25 of law 27/75 as amended by article 4 of law 2234/94. Brave Maritime Corporation S.A. and Stealth Maritime Corporation S.A. are herein referred to as the “Manager.”

At December 31, 2025, the subsidiaries included in the Company’s consolidated financial statements were:

Company	Date of Incorporation	Name of Vessel Owned by Subsidiary	Dead Weight Tonnage (“dwt”)	Acquisition Date
Drybulk International Trading and Shipping Inc.	04/07/2022	Eco Bushfire	32,000	21/09/2022
Raw Commodities & Exports Inc.	04/07/2022	Eco Angelbay	32,000	19/10/2022
Crude Oil Services International Inc.	06/07/2023	Afrapearl II	115,804	14/07/2023
Spitfire Dragon Transport Inc.	10/04/2024	Eco Spitfire	33,664	10/05/2024
Magnificent Hydrocarbons Inc.*	18/12/2025	—	—	—

*	Magnificent Hydrocarbons Inc. is associated with the acquisition of one South Korean-built product tanker that is scheduled for delivery by the third quarter of 2026 (Note 3).
On April 12, 2024, on December 31, 2024, on April 3, 2025, and on January 25, 2026, the Company effected a
1-for-100,
a
1-for-2.5,
a
1-for-6
and a
1-for-20
reverse stock splits, of its shares of common stock (collectively referred to as “RSS”), respectively. All share and per share amounts disclosed in these consolidated financial statements give effect to the RSS, retroactively, for all periods presented. The par value and other terms of the Company’s shares of common stock were not affected by the reverse stock split.
During the years ended December 31, 2023, 2024 and 2025, the following charterers accounted for 10% or more of the Company’s revenues:

Charterer	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
A	24%	—	—
B	22%	27%	16%
C	—	10%	—
D	—	14%	—
E	—	—	23%
F	—	—	15%
G	—	—	12%

2.	Significant Accounting Policies
Principles of Consolidation:
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and include the accounts of C3is Inc. and its subsidiaries referred to in Note 1 from their date of incorporation/acquisition and until their date of disposal. All inter-company balances and transactions have been eliminated upon consolidation.
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
s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Company are maintained in U.S. Dollars. Transactions involving other currencies are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the period end exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of operations
.
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
Vessels, Net:
 Vessels, net are stated at cost less depreciation and impairment, if any. Cost consists of the contract price, less discounts and any material expenses incurred upon acquisition (initial repairs, improvements, acquisition and expenditures made to prepare the vessel for its initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, or otherwise are charged to expenses as incurred.
Impairment or Disposal of Long-lived Assets:
 The Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets when an impairment indication exists. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value and the difference is recorded as an impairment loss in the consolidated statements of operations. Various factors including anticipated future charter rates, estimated scrap values, future dry-docking costs
and estimated vessel operating costs are included in this analysis. These factors are based on historical trends as well as future expectations. Undiscounted cash flows are determined by considering the revenues from existing charters for those vessels that have long term employment and when there is no charter in place the estimates based on historical average rates for the respective class of vessels.
Vessels’ Depreciation:
 The cost of the Company’s vessels is depreciated on a straight-line basis over each vessel’s remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the date of their construction.
Accounting for Special Survey and
 Dry-docking
 Costs:
 Special survey
and dry-docking costs
are expensed in the period incurred.
Accounting for Revenue and Related Expenses:
 The Company generates revenues from charterers for the charter hire of its vessels. Vessels are chartered on time charters or voyage charters.
A time charter is a contract for the use of a vessel for a specific period of time, and a specified daily charter hire rate, which is generally payable in advance. Operating costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants are paid for by the Company under time charter agreements. A time charter generally provides typical warranties and owner protective restrictions. The performance obligations in a time charter are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the owner of the vessel. The Company’s time charter contracts are classified as operating leases pursuant to Accounting Standards Codification (“ASC”) 842 – Leases because (i) the vessel is an identifiable asset (ii) the owner of the vessel does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter revenues are recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. Time charter revenues are recognized as earned on a straight-line basis over the term of the charter as service is provided. Under time charter agreements, all voyages expenses, except commissions are assumed by the charterer.
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
Earnings/(loss) per common share:
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
The if-converted method
is used to compute the dilutive effect of shares which could be issued upon conversion of the convertible preferred shares. For purposes of the-if converted
calculation, the conversion price of convertible preferred shares is based on the fixed conversion price or on the average market price when the number of shares that may be issued is variable. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. Under the treasury stock method, the Company’s dilutive securities are assumed to be exercised or converted and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(loss) per share computation. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings/(loss) per share.
Offering costs:
Expenses directly attributable to an equity offering are deferred and set off against the proceeds of the offering within paid-in
capital, unless the offering is aborted, in which case they are written-off
and charged to earnings.
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
capital.
Recent Accounting Pronouncements:
In November 2024, the FASB issued ASU
2024-03,
“Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. The amendments primarily affect disclosure requirements (and do not change expense recognition or income statement presentation) and generally require disaggregation, in the notes, of relevant expense captions into prescribed natural expense categories, as well as disclosures about selling expenses. In January 2025, the FASB issued ASU
2025-01,
which clarifies the effective date of ASU
2024-03.
This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this standard on its financial statements.
In July 2025, the FASB issued ASU
2025-05,
“Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets.” This standard clarifies the measurement of expected credit losses for accounts receivable and contract assets within its scope. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.
In December 2025, the FASB issued ASU
2025-11,
“Interim Reporting (Topic 270): Narrow-Scope Improvements.” The amendments clarify the applicability of Topic 270 to interim financial statements and notes prepared in accordance with GAAP, provide a comprehensive list of interim disclosure requirements and add a disclosure principle requiring disclosure of events and changes since the end of the most recent annual reporting period that have a material impact on the entity. For public business entities, the amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.
In December 2025, the FASB issued ASU
2025-12,
“Codification Improvements.” The amendments clarify, correct errors in, and make minor improvements to various topics in the FASB Accounting Standards Codification. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements and related disclosures.

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
The current account balance with the Manager at December 31, 2024 and 2025 was a liability of $1,441,251 and $27,612, respectively. The liability as of December 31, 2024 and 2025 mainly represents payments made by the Manager on behalf of the Company.
On July 7, 2023, the Company entered into a memorandum of agreement with Imperial Petroleum Inc. for the acquisition of the vessel “Afrapearl II” for an aggregate consideration of $43,000,000. The vessel was delivered to the Company on July 14, 2023. 10% of the total consideration i.e., $4,300,000 was paid in cash, while the remaining amount of $38,700,000 was paid in July 2024 and had no stated interest. The vessel was recorded at its fair value of $40,000,000 as determined by an independent broker and the liability was recorded at $35,700,000 (the “Remaining Purchase Price”) on July 7, 2023. Since the payment of the remaining amount depended only on the passage of time, this arrangement was accounted for as seller financing and the financing component amounting to $3,000,000, being the difference between the Remaining Purchase Price and the amount of $38,700,000 that was paid in July 2024, was accounted for as interest over the life of the liability i.e. until July 2024. The interest expense amounting to $1,363,360 for the period from July 14, 2023 to December 31, 2023 and $1,636,640 for the period from January 1, 2024 to July 14, 2024 is included in “Interest and finance costs – related party” in the consolidated statement of operations.
On April 10, 2024, the Company entered into a memorandum of agreement with Transamerica Logistics Inc., a company affiliated with members of the family of the Company’s
Non-Executive
Chairman for the acquisition of the vessel “Eco Spitfire” for an aggregate consideration of $16,190,000 (Note 5). The vessel was delivered to the Company on May 10, 2024. 10% of the total consideration i.e., $1,619,000 was paid in cash, while the remaining amount of $14,571,000 is payable in April 2025 and has no stated interest. The vessel was recorded at its fair value of $15,000,000 as determined by an independent broker and the liability was recorded at $13,381,000 (the “Remaining purchase price”) on May 10, 2024. Since the payment of the remaining amount of $14,571,000 depends only on the passage of time, this arrangement has been accounted for as seller financing and the financing component amounting to $1,190,000, being the difference between the Remaining purchase price and the amount of $14,571,000 paid in April 2025, was accounted for as interest over the life of the liability i.e. until April 2025. The interest expense amounting to $824,065 for the period from May 10, 2024 to December 31, 2024 and $365,935 for the period from January 1, 2025 to April 10, 2025 is included in “Interest and finance costs – related party” in the consolidated statement of operations.
On December 15, 2025, the Company entered into a memorandum of agreement with Perfect Storm Inc., a company affiliated with members of the family of the Company’s
Non-Executive
Chairman for the acquisition of the vessel “San Remo” for a consideration of $16,880,000. No deposit was paid as of December 31, 2025. The vessel will be delivered to the Company the third quarter of 2026.
The current account balance with Imperial Petroleum Inc. at December 31, 2025 was a liability of $354,167 (2024: $162,500). The liability relates to the accrued dividend payable on Series A Preferred Shares.
The current account balance with Transamerica Logistics Inc., the company affiliated with members of the family of the Company’s
Non-Executive
Chairman, at December 31, 2025 was nil (2024: a liability of $14,715,810). The liability as of December 31, 2024, related to the outstanding amount for the acquisition of the vessel “Eco Spitfire” which includes the Remaining purchase price, accrued interest of $824,065 and payables of $510,745 relating to inventory on board the vessel, which was settled during the year ended December 31, 2025.

The amounts charged by the Company’s related parties comprised the following:

	Location in consolidated statements of operations	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Management fees charged by Brave Maritime Corp.	Management fees – related parties	245,520	586,960	642,400
Management fees charged by Stealth Maritime Corp.	Management fees – related parties	150,480	—	—
Brokerage commissions charged by Brave Maritime Corp.	Voyage expenses – related parties	283,141	522,628	434,921
Brokerage commissions charged by Stealth Maritime Corp.	Voyage expenses – related parties	57,125	—	—
Superintendent fees	Vessels’ operating expenses – related parties	5,500	25,500	13,500
Crew management fees charged by Brave Maritime Corp.	Vessels’ operating expenses – related parties	43,750	109,167	120,000
Crew management fees charged by Stealth Maritime Corp.	Vessels’ operating expenses – related parties	30,000	—	—
General and administrative expenses – former parent	General and administrative expenses-related parties	268,089	—	—
Executive compensation	General and administrative expenses-related parties	252,785	445,866	478,454
Rental expense	General and administrative expenses -related parties	—	33,422	66,776
Commissions – vessel purchased	Vessels, net	430,000	161,900	—
Interest expense	Interest and finance costs – related party	1,363,360	2,460,705	365,935

4.	Inventories
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2025
Bunkers	554,165	1,026,545
Lubricants	329,983	285,517

Total	884,148	1,312,062

5.	Vessels, Net
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net book value
Balance, January 1, 2024	79,824,125	(4,662,694)	75,161,431

Acquisitions and improvements	15,166,025	—	15,166,025
Depreciation for the year	—	(6,177,651)	(6,177,651)

Balance, December 31, 2024	94,990,150	(10,840,345)	84,149,805

Depreciation for the year	—	(6,501,884)	(6,501,884)

Balance, December 31, 2025	94,990,150	(17,342,229)	77,647,921

The additions during the year ended December 31, 2024 related to the acquisition of the vessel “Eco Spitfire” (Note 3) as well as other capitalized costs related to the specific vessel.
At December 31, 2024 and 2025, the Company performed an impairment review of its vessels held for use, due to the prevailing conditions in the shipping industry. As of December 31, 2024 and 2025, as the undiscounted net operating cash flows, for the three and two vessels, respectively, whose fair value was below their carrying value, exceeded each vessel’s carrying value, no impairment was recorded.

6.	Accrued and Other Liabilities
The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2025
Vessel operating and voyage expenses	1,120,916	637,355
Administrative expenses	151,179	273,846

Total	1,272,095	911,201

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
Under the Company’s amended articles of incorporation, the Company’s authorized capital stock consists of 2,000,000,000 common shares, par value $0.01 per share, and of 200,000,000 preferred shares, par value $0.01 per share, of which 659,668 had been issued as of December 31, 2025. As part of the
Spin-off
discussed in Note 1, the Company issued a total of 106 common shares and 600,000 of 5.00% Series A Perpetual Convertible Preferred Shares.

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
On February 22, 2024, the Company received a notification from the Listing Qualification Department of Nasdaq notifying the Company that it had been granted an additional 180-day compliance
period, or until August 19, 2024, to regain compliance with the minimum $1.00 bid price per share requirement of the Nasdaq’s Listing Rule 5550(a)(2). On March 15, 2024, the Company received a notice from Nasdaq that the Company’s common stock had a closing bid price of $0.10 or less for ten consecutive trading days, through March 14, 2024, and that, consistent with Nasdaq Listing Rule 5810(c)(3)(A)(iii), Nasdaq had determined to delist the Company’s common stock from the Nasdaq Capital Market. Effective as of the opening of trading on April 12, 2024, the Company effected a 1-for-100 reverse
stock split of its shares of common stock to regain compliance with Nasdaq’s rules. Effective as of December 31, 2024, the Company effected a 1-for-2.5 reverse stock
split of its shares of common stock, and the Company’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on January 2, 2025. Effective as of April 3, 2025, the Company effected a
1-for-6
reverse stock split of its shares of common stock, and the Company’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on April 4, 2025. Effective as of January 25, 2026, the Company effected a
1-for-20
reverse stock split of its shares of common stock, and the Company’s common stock began trading on a split-adjusted basis on Nasdaq as of the opening of trading on January 26, 2026. No fractional shares were issued in connection with the reverse splits. Stockholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

iii)	Equity Offerings – common stock and warrants
On July 5, 2023, the Company completed a registered offering and issued 12 common shares, pre-funded
warrants to purchase 147 common shares, all of which have subsequently been cash exercised for $0.01 per share, and 4,765,000 Class A warrants, for net proceeds, after discounts and commissions and other issuance costs, of $4,419,178. As of December 31, 2025, no Class A warrants had been exercised. As of December 31, 2025, the number of common shares that can potentially be issued under the outstanding Class A warrants were 158 common shares at an exercise price of $31,500.00 per share. The above exercise price and number of shares issuable upon exercise of Class A warrants reflect the proportionate adjustment following the RSS (Note 1)
The Company in its assessment for the accounting of the Class A warrants has taken into consideration ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares.
On January 23, 2024, the Company completed a registered offering and issued 931 common shares, 16,100,000 Class B1 warrants exercisable to 537 common shares at an exercise price of $11,250.00 (subject to further adjustments, as described below) or pursuant to an alternative zero
cash

exercise option for no consideration and 32,200,000 Class B2 warrants, exercisable to 1,073 common shares, at an exercise price of $12,750.00 (subject to further adjustments, as described below), for net proceeds, after discounts and commissions, of $6,132,714. As of December 31, 2024, 6,721 common shares were issued upon the cashless exercise of Class B1 warrants with a fair value of $3,848,811 and 11,084 common shares were issued upon the exercise of Class B2 warrants with a fair value of $707,258, for net proceeds of $4,229,276.
 I
n the year ended
 December 31, 2025, no Class B1 warrants were exercised, 26,498 common shares were issued upon the exercise of Class B2 warrants for net proceeds of $1,610,543 and 4,897 common shares were issued upon the cashless exercise of Class B2 warrants. The aggregate 31,395 common shares issued had a fair value of $255,139. The above exercise price and number of shares issuable upon exercise of Class B1 and Class B2 warrants reflect the proportionate adjustment following the RSS (Note 1).
On March 19, 2024, the Company completed a registered offering and issued 4,000 common shares, 67,450,000 Class C1 warrants exercisable to 2,248 common shares at an exercise price of $2,250.00 (subject to further adjustments, as described below) or pursuant to an alternative cashless exercise option for no consideration and 134,900,000 Class C2 warrants, exercisable to 4,497 common shares, at an exercise price of $2,550.00 (subject to further adjustments, as described below), for net proceeds, after discounts and commissions, of $5,281,565. As of December 31, 2024, 6,981 common shares were issued upon the cashless exercise of Class C1 warrants with a fair value of $4,043,941 and 4,183 common shares were issued upon the exercise of Class C2 warrants with a fair value of $266,987, for net proceeds of $1,578,198.
In the year ended

December 31, 2025,
no
Class C1 warrants were exercised, 17,999 common shares were issued upon the exercise of Class C2 warrants for net proceeds of $1,093,909 and 11,200 common shares were issued upon the cashless exercise of Class C2 warrants. The aggregate 29,199 common shares issued had a fair value of $933,784. The above exercise price and number of shares issuable upon exercise of Class C1 and Class C2 warrants reflect the proportionate adjustment following the RSS (Note 1).
On October 9, 2025, the Company completed a registered direct offering and issued 40,000 common shares, with net proceeds, after discounts and commissions and other issuance costs, of $1,627,152. The above number of shares reflects the proportionate adjustment following the RSS (Note 1).
On December 12, 2025, the Company completed a registered offering and issued 85,000 common shares, pre-funded
warrants to purchase 290,000 common shares, all of which have been cash exercised for $
0.0002
per share, 7,500,000 Class D warrants and 7,500,000 Class E warrants, for net proceeds, after discounts, commissions and other issuance costs, of $8,129,789.
Class D warrants were exercisable for up to 1,308,140 common shares and expire five years from issuance. The initial exercise price was $24.00 per share, subject to periodic adjustments, or pursuant to an alternative cashless exercise option for no consideration. On the tenth trading day following issuance, the exercise price was reset to the greater of (i) 20% of the Nasdaq price (as defined in Nasdaq Listing Rule 5635(d)) and (ii) the lesser of the then exercise price and the lowest VWAP during the ten-trading-day
period, with a corresponding proportional increase in the number of underlying shares to maintain the aggregate exercise price. Thereafter, the exercise price is subject to semi-annual adjustments based on the greater of (i) 20% of the Nasdaq price and (ii) the lesser of the then exercise price and the lowest VWAP during the applicable five-trading-day
period, with no change in the number of underlying shares. As of December 31, 2025, no Class D warrants were exercised, the exercise price of the Class D warrants was $6.88 per share and the number of common shares that can potentially be issued were 1,308,140 common shares. The above exercise price and number of shares issuable upon exercise of Class D warrants reflect the proportionate adjustment following the RSS (Note 1).
Class E warrants were exercisable for up to 933,139 common shares with no expiration at an exercise price of $0.0002 or pursuant to a net

cashless exercise
provision
. As of December 31, 2025, 128,750 common shares were issued upon the exercise of Class E warrants for net proceeds of $26 and 20,000 common shares were issued upon the net
cashless exercise of Class E warrants. As of December 31, 2025, the exercise price of
the

Class E warrants was $0.0002 per share and the number of common shares that can potentially be issued were 784,389 common shares. The above exercise price and number of shares issuable upon exercise of Class E warrants reflect the proportionate adjustment following the RSS (Note 1).
The Company in its assessment for the accounting of the Class D and Class E warrants has taken into consideration ASC 480 “Distinguishing liabilities from equity” and ASC 815 “Derivatives and Hedging” and determined that the warrants should be classified as equity instead of liability. Upon exercise of the warrants, the holder is entitled to receive common shares.
As of December 31, 2025, the exercise price of the Class B1, Class B2, Class C1 and Class C2 warrants was $3.0391, based on the lowest daily VWAP for the Company’s common stock during the adjustment period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split effective on April 3, 2025 (Note 1), and the number of shares issuable upon exercise of the warrants, is presented below. Following the reverse stock split effective on January 25, 2026 (Note 1), the exercise price of the Class B1, Class B2, Class C1 and Class C2 warrants was decreased to $1.5131, based on the lowest daily VWAP for the Company’s common stock during an adjustment period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split effective on January 25, 2026, and the number of shares issuable upon exercise of the warrants was increased, as presented below, pursuant to the terms of the warrants, such that the aggregate exercise price of such warrants as of their original issuance date will remain unchanged.

Warrant	Shares to be issued upon exercise of remaining warrants based on the estimated exercise price of $3.0391 as of December 31, 2025	Shares to be issued upon exercise of remaining warrants existed as of December 31, 2025 based on the exercise price of $1.5131 as of April 22, 2026
Cl Class B1	52,511	105,470
Class B2	2,316,754	4,653,260
Class C1	12,649	25,406
Class C2	2,410,210	4,840,969
Total	4,792,124	9,625,105
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
During the year ended December 31, 2024, of the total gross proceeds of the offerings amounting to $13,147,990, $8,176,955 were allocated to the Class B1, Class B2, Class C1 and Class C2 warrants, representing their fair value at issuance, while the remaining gross proceeds of the offerings amounting to $4,971,035 were allocated to common shares. Of the total issuance costs of the offerings amounting to $1,733,711, $1,078,622 were allocated to the Class B1, Class B2, Class C1 and Class C2 warrants based on their relative fair value to the total gross proceeds, were expensed immediately and were included in “General and administrative expenses” in the accompanying consolidated statement of operations, while the remaining $655,089 of the issuance costs were presented contra to the offering proceeds classified within equity.
During the years ended December 31, 2024 and 2025, upon the exercise of the Class B1, Class B2, Class C1 and Class C2 warrants, as described above, the Company marked the warrants to their fair value at the settlement date and then settled the warrant liability. As of December 31, 2024 and 2025, the Company re-valued
the outstanding warrants classified as liabilities. For the years ended December 31, 2024 and 2025, the Company recognized a loss of $11,127,077 and a gain of $9,218,949, respectively, resulting from the change in the fair values of the liabilities for the unexercised warrants and the settlements of the liabilities throughout the periods, presented under “(Loss)/gain on warrants” in the accompanying consolidated statements of operations.
The value of the outstanding warrants as of December 31, 2024 and 2025, was $10,437,034 and $29,161, respectively, presented under ‘Warrant liability” in the accompanying consolidated balance sheets. The Company values its warrants classified as liabilities using Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements, as they are derived by using significant unobservable inputs such as historical volatility. The Company uses the Black & Scholes model for the valuation of the warrants at their issuance and at each settlement and measurement date, under the following assumptions (a) expected volatility (b) risk free rate (c) market value of common stock of, which was the current market price as of the date of each fair value measurement.
For the valuation at the issuance date of the Class B1 and Class B2 warrants, the Company used a volatility of 88.22%, a risk-free rate of 4.05% and a market value of common stock of $3,840.00.
For the valuation at the issuance date of the Class C1 and Class C2 warrants, the Company used a volatility of 83.75%, a risk-free rate of 4.31% and a market value of common stock of $900.00.
For the valuation at December 31, 2024, the Company used a volatility of 63.77%, a risk-free rate of 4.39% and a market value of common stock of $171.40.
For the valuation at December 31, 2025, the Company used a volatility of 60.67%, a risk-free rate of 3.73% and a market value of common stock of $4.60.
The following table presents the changes in the warrant liability over the years:

Balance as of January 1, 2024	—
Issuance of Class B1 and Class B2 warrants	4,123,210
Issuance of Class C1 and Class C2 warrants	4,053,745
Change in fair value of warrants	11,127,076
Exercise of warrants	(8,866,997)
Balance as of December 31, 2025	10,437,034
Change in fair value of warrants	(9,218,949)
Exercise of warrants	(1,188,924)
Balance as of December 31, 2025	29,161
Preferred shares:
5.00% Series A Perpetual Convertible Preferred Shares
As part of the
Spin-off,
on June 21, 2023, the Company issued to Imperial 600,000 5.00% Series A Preferred Shares (Note 1) with par value $0.01 and liquidation preference of $25 per share. Each share of Series A Preferred Stock shall entitle the holder to the number of votes equal to the number of shares of common stock into which the share of Series A Preferred Stock is then convertible multiplied by thirty (30) on all matters submitted to a vote of the stockholders of the Company; provided however, that no holder of Series A Preferred Stock may exercise voting rights pursuant to Series A Preferred Stock that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of stockholders of the Company. Unless the Company has received the affirmative vote or consent of the holders of at least two-thirds
of the outstanding Series A Preferred Shares, voting as a single class, the Company may not (i) adopt any amendment to its articles of incorporation or statement of designations that adversely affects the Series A Preferred Shares, (ii) issue any parity securities if the cumulative dividends payable on outstanding Series A Preferred Shares are in arrears, (iii) create or issue any senior securities, (iv) effect, or enter into any agreement to effect, a change of control or sale of all or substantially all of the Company’s consolidated assets or (v) modify or change the nature of the Company’s or any subsidiary’s business.
The holder of the Series A Preferred Shares may elect to convert, in whole or in part, the Series A Preferred Shares into shares of common stock for a liquidation preference of $25 per share divided by the conversion price, that was the 150% of the volume weighted average price per share of common stock over the five consecutive trading day period commencing on and including June 21, 2023, which had amounted to $105,000, any time, subsequent to September 18, 2023. The conversion price shall be subject to adjustment from time to time (i) if the Company shall at any time or from time to time, pay a stock dividend or otherwise makes a distribution or distributions on its shares of common stock or any other equity or equity equivalent securities payable in shares of common stock, or effect a subdivision or split of the outstanding common shares, the conversion price in effect immediately before such stock dividend or distribution, subdivision or split shall be proportionately decreased and, conversely, if the Company shall, at any time or from time to time, effect a combination (including by means of a reverse stock split) of the outstanding shares of common stock, the conversion price in effect immediately before such combination shall be proportionately increased and (ii) in the event that the Company shall, at any time or from time to time, in a registered offering sell its common stock or convertible securities for aggregate consideration per share of common stock that is less than the conversion price then in effect, the conversion price shall be reduced (but not increased) to an amount equal to the aggregate consideration per share of common stock paid in such registered offering. The conversion price of Series A Preferred shares was adjusted to $2.50 as of December 31, 2025 and was further adjusted to $1.5131, after the reverse stock split effective on January 25, 2026, based on the daily volume weighted average price (“VWAP”) for the Common Stock during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days following the reverse stock split. Pursuant to ASC 260, Earnings per Share and as a result of the changes in the conversion price of the Series A Preferred shares, due to the adjusting events occurred during the year ended December 31, 2025, the Company recorded a deemed dividend for the down round adjustment of $5,484,000 (2024: $4,578,000, 2023: $171,968) which reduced income available to common shareholders in the Company’s earnings per share calculations (Note 9).
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
year consisting of twelve
30-day
months. The dividend rate of 5.00% per annum is not subject to adjustment. During the year ended December 31, 2023, the Company recognized dividends on its 600,000 Series A Preferred Shares of $404,167 of which $241,667 was paid during 2023 and the remaining amount of $162,500 was paid to Imperial Petroleum Inc. on January 15, 2024. During the year ended December 31, 2024, the Company recognized dividends on its 600,000 Series A Preferred Shares of $762,500 of which $600,000 was paid during 2024 and the remaining amount of $162,500 was paid to Imperial Petroleum Inc. during the first quarter of 2025. During the year ended December 31, 2025, the Company recognized dividends on its 600,000 Series A Preferred Shares of $760,417 of which $406,250 was paid during 2025 and the remaining amount of $354,167 was paid to Imperial Petroleum Inc. during the first quarter of 2026 (Note 3).
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
non-vested
stock are deducted from net income for the purpose of the computation of basic earnings per share in accordance with the two-class
method.
Non-vested
restricted stock does not have a contractual obligation to share in the losses and therefore, has been excluded from the basic loss per share calculation for the year ended December 31, 2024 due to the losses in 2024. The denominator of the basic earnings/(loss) per common share excludes any non-vested
shares as such, they are not considered outstanding until the time-based vesting restriction has elapsed. The denominator of the basic earnings/(loss) per common share includes the total shares issuable upon the cashless exercise of the Class B1, Class C1 and Class E warrants, as the exercise of the warrants is considered virtually certain taking into account that the holder of such warrants may elect to exercise them for no consideration. Dilution is computed by either the treasury stock method or the two–class method, whichever results in the more dilutive effect. The Company calculates basic and diluted earnings per share as follows:

	Year Ended December 31, 2023		Year Ended December 31, 2024		Year Ended December 31, 2025
	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Numerator
Net income/(loss)	9,291,912	9,291,912	(2,748,367)	(2,748,367)	10,473,210	10,473,210
Less: Cumulative dividends on Series A Perpetual Convertible Preferred Shares	(404,167)	—	(762,500)	(762,500)	(760,417)	—
Less: Down round deemed dividend on Series A Perpetual Convertible Preferred Shares (Note 8)	(171,968)	—	(4,578,000)	(4,578,000)	(5,484,000)	—
Less: Undistributed earnings allocated to non-vested shares	(184,659)	(75,578)	—	—	(45,539)	(45,539)
Change in fair value of warrants	—	—	—	—	—	(9,035,642)

Net income/(loss) attributable to common shareholders	8,531,118	9,216,334	(8,088,867)	(8,088,867)	4,183,254	1,392,029
Denominator
Weighted average number of shares outstanding, basic	181	181	23,007	23,007	89,967	89,967

Series A Perpetual Convertible Preferred Shares (Note 8)	—	306	—	—	—	246,701

Warrants (Note 8)	—	—	—	—	—	13,387

Effect of dilutive shares	—	306	—	—	—	260,088

Weighted average number of shares outstanding, diluted	—	487	—	23,007	—	350,055

Earnings/(loss) per share	47,133.25	18,911.99	(351.58)	(351.58)	46.50	3.98

For 2025, the most dilutive method was the treasury stock method and the diluted earnings per share reflects the potential dilution from the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method which resulted in 246,701 incremental shares and Class B2 and C2 warrants that were in the money as of the reporting date, calculated using the treasury stock method, resulted in 13,387 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted share awards and options to purchase common shares and any incremental shares resulting for the exercise of the unexercised Class A and Class D warrants that were out of the money as of the reporting date, calculated using the treasury stock method. The aggregate number of unvested restricted shares was 566 (Note 14), the aggregate number of options to purchase common shares was 500 (Note 14) and the number of common shares that could potentially be issued under the outstanding Class A and Class D warrants were 158 and 1,308,140, respectively (Note 8).
For 2024, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted shares and options to purchase common shares, any incremental shares resulting from the exercise of the unexercised Class A, B2 and C2 warrants that were out of the money as of the reporting date, calculated using the treasury stock method, as well as the 526,316 common shares issuable upon the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method. As of December 31, 2024, the number of common shares that can potentially be issued under the outstanding warrants are 677,454 common shares, the aggregate number of unvested restricted shares were 1,146 (Note 14) and the aggregate number of options to purchase common shares w as
 500 (Note 14).
For 2023, the most dilutive method was the
two-class
method and the diluted earnings per share reflects the potential dilution from the conversion of the outstanding Series A Preferred Shares calculated with the “if converted” method which resulted in 306 incremental shares. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares resulting from the non-vested
restricted share awards and any incremental shares resulting for the exercise of the unexercised Class A Warrants that were out of the money as of the reporting date. The aggregate number of unvested restricted shares were 26 (Note 14) and the number of common shares that could potentially be issued under the outstanding Class A warrants were 158 (Note 8).

10.	Revenues
The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Time charter revenues	9,690,949	10,950,204	11,066,533
Voyage charter revenues	17,567,737	29,685,230	22,786,177
Other income	1,480,296	1,660,667	902,902

Total	28,738,982	42,296,101	34,755,612
The Company generates its revenues from time charters and voyage charters. A significant portion of the voyage hire is typically paid upon the completion of the voyage, while the time charter hire is generally paid in advance.
The amount of revenue earned as demurrage relating to the Company’s voyage charters for the years ended December 31, 2023, 2024 and 2025 was $2,209,749, $3,966,720 and $1,527,885, respectively, and is included within “Voyage charter revenues” in the above table.

As of December 31, 2024 and 2025, receivables from the Company’s voyage charters amounted to $1,246,222 and $3,077,724, respectively.
As of December 31, 2024 and 2025, the Company recognized nil and $282,992, respectively, of contract fulfillment costs which mainly represent bunker expenses incurred prior to commencement of loading relating to the Company’s voyage charters. These costs have been included in “Other current assets” in the consolidated balance sheets.
As of December 31, 2024 and 2025, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $4,825,000 and $3,490,200, respectively. The Company recognized the undelivered performance obligation as of December 31, 2024 as revenues in the first quarter of 2025. The Company will recognize the undelivered performance obligation as of December 31, 2025, as revenues in the first quarter of 2026.
The Company’s time charters have a duration of up to 2 months. As of December 31, 2025, the time charters under which the Company’s vessels were employed had a remaining term of less than 2 months.

11.	Vessel Operating Expenses
The amounts in the accompanying consolidated statements of operations are analysed as follows:

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Crew wages and relates costs	2,793,031	4,433,482	4,651,068
Insurance	234,649	454,422	359,360
Repairs and maintenance	417,680	949,259	1,057,577
Spares and consumable stores	957,360	1,751,111	2,115,412
Miscellaneous expenses	393,066	785,241	999,119

Total	4,795,786	8,373,515	9,182,536

12.	Income Taxes
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
Future minimum contractual charter revenues, gross of commissions, based on vessels committed to non-cancellable,
time charter contracts as of December 31, 2025, amount to $1,730,000 during the year ending December 31, 2026.
As of December 31, 2025, the Company had total obligation, under the memoranda of agreement (Note 3) for the acquisition of the product tanker vessel “San Remo”, of $16,880,000, payable, during the twelve months ending December 31, 2026.

14.	Equity Compensation Plan
In 2023 the Company adopted an Equity Compensation Plan (“the Plan”) administered by its Board of Directors which can make awards totaling in aggregate up to 10% of the number of common shares outstanding at the time any award is granted. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates will be eligible to receive awards under the Plan. Awards may be made under the expected equity compensation plan in the form of incentive stock options, non-qualified stock
options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. During the year ended December 31, 2025, no restricted shares or options were
granted. During the year ended December 31, 2024, a total of 1,133 restricted shares and options to acquire up to 500 shares of common stock had been granted under the Plan since the first grant in the fourth quarter of 2023 (2023: 26 restricted shares).
Restricted shares:
On November 6, 2023, the Company granted 26 of
non-vested
restricted shares under the Company’s equity compensation plan to the Company’s CFO and to the non-executive
Chairman of the Board of Directors of the Company. The fair value of each share granted was $12,750.00, which is equal to the closing price of the Company’s common stock on the grant date. 50% of these shares vested on November 6, 2024 and the remaining 50% vested on November 6, 2025.
On September 16, 2024, the Company granted 1,133 of
non-vested
restricted shares under the Company’s equity compensation plan to the non-executive
Chairman of the Board of Directors of the Company. The fair value of each share granted was $348.00, which is equal to the closing price of the Company’s common stock on the grant date. 50% of these shares vested on September 16, 2025, and the remaining 50% vest on September 16, 2026.
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
The Company pays dividends on all restricted shares regardless of whether they have vested and there is no obligation of the employee to return the dividend when employment ceases. The Company did not pay any dividends during the years ended December 31, 2023, 2024 and 2025.
The stock-based compensation expense for the year ended December 31, 2025, amounted to $310,152 (2024: $313,972, 2023: $37,368), and is included in the consolidated statements of operations under the caption “General and administrative expenses”. A summary of the status of the Company’s non-vested restricted
shares as of December 31, 2023, 2024 and 2025, is presented below:

	Number of restricted shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2023	—	—
Granted	26	12,750.00
Non-vested, December 31, 2023	26	12,750.00
Vested	(13)	(12,750.00)
Granted	1,133	348.00
Non-vested, December 31, 2024	1,146	491.40
Vested	(580)	(631.28)
Non-vested, December 31, 2025	566	348.00

The remaining unrecognized compensation cost relating to the shares granted amounting to $69,965 as of December 31, 2025, is expected to be recognized over the remaining period of 0.71 years, according to the contractual terms of those non-vested share awards.
Option to purchase common shares:
On September 16, 2024, the Company granted options to acquire up to 500 shares of common stock at an exercise price of $348.00 under the Plan to the non-executive
Chairman of the Board of Directors of the Company. 50% of these options vest ed
on September 16, 2025, and the remaining 50% vest on September 16, 2026. These options expire on September 16, 2034. The fair value of each option granted was $215.19. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 66.96%; expected term of 5.75 years. The expected term of the options granted was estimated to be the average of the vesting and the contractual term. The expected volatility was generally based on historical volatility, calculated using approximately 6 years of historical data from comparable peer entities prior to the grant date.
The Company had no stock option activity during the year ended December 31, 2023. The stock-based compensation expense for the year ended December 31, 2025, amounted to $65,072 (2024: $23,883, 2023: nil), and is included in the consolidated statement of operations under the caption “General and administrative expenses”. A summary of the Company’s non-vested
stock option activity and related information for the years ended December 31, 2024, and 2025, is as follows:

	Option shares #	Exercise Price $
Outstanding, January 1, 2024	—	—
Granted	500	348.00
Outstanding, December 31, 2024	500	348.00
Exercisable, December 31, 2024	—	—
Outstanding, December 31, 2025	500	348.00
Exercisable, December 31, 2025	250	348.00
The remaining unrecognized compensation cost relating to the options granted amounting to $19,087 as of December 31, 2025, is expected to be recognized over the remaining period of 0.71 years, according to the contractual terms of those non-vested
share options.

15.	Subsequent Events
Effective as of January 25, 2026, the Company
effected a 1-for-20 reverse stock
split of its shares of common stock (Note
On January 16, 2026, the Company entered into a memorandum of agreement with a company affiliated with members of the family of the Company’s
Non-Executive
Chairman for the acquisition of the vessel “Clean Fury” for a consideration of $22,900,000. No deposit was paid. The vessel w as
 delivered to the Company
 o
n April 3,
 2026.
In January and February 2026, an aggregate of
2,031,605
shares of common stock were issued upon cash exercise of 140,000 of
Class B-2
warrants, 1,107,500 of
Class C-2
warrants
 and
 571,105 of Class E warrants, resulting to gross proceeds of approximately $1.9 million
,
and cashless exercise of 213,000 of Class E warrants.
On February 25, 2026, the Company entered into
an At-The-Market issuance
sales agreement with Aegis Capital Corp. Under the terms of the sales agreement, the Company may, from time to time, sell its common shares having an aggregate offering value of up to $
98,000,000
through Aegis, as sales agent. During the first quarter of 2026, the Company issued
1.1
 million shares of common stock, resulting in net proceeds of $
1.6
 million.
Subsequent to December 31, 2025, military conflict involving Iran disrupted vessel transit in and around the Strait of Hormuz. At the date of issuance of these consolidated financial statements, the
Company
cannot predict the duration or financial effect of this matter.